71833

Северо-Западный Телеком

191186, Санкт-Петербург, ул.Гороховая, д.14/26
тел.: +7 (812) 595 4556, факс: +7 (812) 710 6277
e-mail: office@nwtelecom.ru http: www.nwtelecom.ru

№ 01-19/2034

August 21, 2006

BY HAND

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549
Mail Stop: Room 3628

SUPPL

Re: Disclosure materials provided by OJSC North-West Telecom (File No. 82-5197) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

OJSC North-West Telecom (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraphs (b)(1)(iii).

Annex A, attached hereto, contains a list of documents and communications described in (A), (B) and (C) of subparagraph (b)(1)(i) of the Rule that the Company has made public, distributed or filed between *July 01, 2006 and July 30, 2006.* Annex B, attached hereto, contains a complete set of English language translations, summaries or brief descriptions of these documents and communications.

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact by calling collect at +7 (812) 719-9231 with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date stamping the enclosed duplicate of this letter and returning it to us in the enclosed, self-addressed envelope.

Very truly yours,

Ella I. Tomilina
Deputy General Director
Corporate Affairs officer

Enclosures

dlw 8/28

ANNEX A

RECEIVED
2006 AUG 25 P 12:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

List of the Documents and Communications That the Company Has Made Public, Distributed or Filed between *July 1, 2006 and July 30, 2006*

1. Consolidated Financial Statements of OJSC North-West Telecom for 2005 with Report of Independent Auditors;

2. Minutes #01-06 of The General Meeting of the shareholders of OJSC North-West Telecom;

3. Amendments to the List of Affiliated Parties of OJSC North-West Telecom dated July 12, 2006;

4. Amendments to the List of Affiliated Parties of OJSC North-West Telecom dated July 05, 2006;

5. Notification On The Essential Fact "Data on Decisions of general Meeting" dated July 12, 2006;

6. Notification On The Essential Fact "Data on Accrued and/or Paid Yield under Issuer's securities" dated July 12, 2006;

7. Notification On The Essential Fact "Data on Accrued and/or Paid Yield under Issuer's securities", "Data on the Timing of Issuer's Execution of Its Commitments to Securities Holders" dated July 05, 2006;

8. Notification On The Data That May Have a Significant Influence on the Value of the Securities of a Joint Stock Company "Disclosure by the Joint Stock Company of Financial (Accounting) Reports Prepared in Compliance with International Accounting Standards or the USA Generally Accepted Accounting Principles" dated July 13, 2006;

9. Notification On The Data That May Have a Significant Effect on the Value of Issuer's Securities Including Issuer's Securities in the List of the Securities Permitted for Trading of the Organizer of Trade in the Securities Market and Taking Issuer's Securities Off the Said List dated July 11, 2006;

10. PRESS-RELEASE/North-West Telecom Has summed up its business performance results for the 1st half of 2006 dated July 31, 2006;

11. PRESS-RELEASE/Shares of JSC North-West Telecom Have Been Transferred to the Category of Non-Listed Securities of JSC RTS dated July 24, 2006;

12. PRESS-RELEASE/North-West Telecom JSC Has Summed Up Its Operation Results for 2005 according to the International Financial Reporting Standards (IFRS) dated July 13, 2006;

13. PRESS-RELEASE/Decisions of the Annual General Shareholders Meeting of JSC North-West Telecom dated July 12, 2006;

RECEIVED
2006 AUG 25 P 12:54
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

OAO "North-West Telecom"

Consolidated Financial Statements

Year ended December 31, 2005
with Report of Independent Auditors

OAO "North-West Telecom"

Consolidated Financial Statements

For the year ended December 31, 2005

Contents

Independent Auditors' Report

To the Shareholders and Board of Directors of OAO "North-West Telecom"

We have audited the accompanying consolidated balance sheet of OAO "North-West Telecom" and its subsidiaries ("the Company") as at December 31, 2005, and the related consolidated statements of income, changes in equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

July 7, 2006

OAO "North-West Telecom"

Consolidated Balance Sheet as of December 31, 2005

(in thousands rubles)

	Notes	December 31 2005	2004, as restated *(see Note 2)*
ASSETS			
Non-current assets			
Property, plant and equipment, net	6	**26,642,873**	24,346,322
Intangible assets and goodwill, net	7	**1,832,433**	1,445,758
Investments in associates	9	**94,655**	85,046
Long-term investments	10	**7,796,831**	5,585,932
Long-term receivables and other financial assets	11	**33,614**	37,139
Long-term advances given	12	**389,085**	313,351
Total non-current assets		**36,789,491**	31,813,548
Current assets			
Inventories	13	**300,092**	322,901
Accounts receivable, net	14	**1,181,806**	1,173,279
Short-term investments	10	**1,042,626**	7,366
Other current assets	15	**1,416,764**	1,446,926
Cash and cash equivalents	16	**152,091**	253,389
Total current assets		**4,093,379**	3,203,861
TOTAL ASSETS		**40,882,870**	35,017,409
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Preference shares	18	**621,739**	621,739
Share capital	18	**2,233,765**	2,233,765
Treasury shares	18	**(56,681)**	(60,822)
Unrealized gain on available-for-sale investments		**5,432,956**	3,745,996
Additional paid in capital, retained earnings and other reserves		**15,435,911**	14,357,581
Total equity attributable to equity holders of the parent		**23,667,690**	20,898,259
Minority interest		**8,515**	18,915
Total shareholders' equity		**23,676,205**	20,917,174
Non-current liabilities			
Long-term borrowings	19	**8,177,438**	3,180,399
Long-term finance lease obligations	20	**302,121**	485,426
Pension liabilities and other long-term employee benefits	23	**1,301,953**	1,228,640
Deferred revenue		**304,857**	350,126
Deferred income tax liability	27	**3,072,518**	2,841,904
Other non-current liabilities		**-**	285
Total non-current liabilities		**13,158,887**	8,086,780
Current liabilities			
Accounts payable, accrued expenses and advances received	21	**1,614,461**	2,059,483
Payables to OAO Rostelecom	33	**146,282**	159,245
Taxes payable	22	**694,236**	964,813
Dividends payable		**15,936**	18,278
Short-term borrowings	19	**595,678**	140,595
Current portion of long-term borrowings	19	**791,969**	2,465,835
Current portion of long-term finance lease obligations	20	**189,216**	205,206
Total current liabilities		**4,047,778**	6,013,455
Total liabilities		**17,206,665**	14,100,235
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**40,882,870**	35,017,409

The accompanying notes form an integral part of these consolidated financial statements.

OAO "North-West Telecom"

Consolidated Statement of Operations

For the year ended December 31, 2005

(in thousands rubles)

	Notes	2005	2004, as restated (see Note 2)
Revenues	24	**20,541,914**	15,455,129
Wages, salaries, other employee benefits and payroll taxes		**(7,323,084)**	(5,499,005)
Impairment of property, plant and equipment, construction in progress and intangible assets	7	**(16,559)**	-
Depreciation and amortization	6,7	**(3,024,865)**	(2,576,583)
Materials, repairs and maintenance, utilities		**(2,052,030)**	(1,431,405)
Taxes other than income tax		**(435,969)**	(346,152)
Interconnection charges – domestic and international operators		**(3,541,880)**	(2,911,127)
Reversal of provision (provision) for impairment of receivables	14	**362,428**	(361,557)
Loss on disposals of property, plant and equipment		**(134,520)**	(125,981)
Security and fire protection fees		**(305,774)**	(184,682)
Rent of premises and other property	30	**(225,354)**	(140,181)
Insurance		**(124,611)**	(131,936)
Transportation services		**(119,660)**	(106,307)
Professional services		**(120,373)**	(102,356)
Other operating expenses, net	25	**(893,034)**	(723,317)
Total operating expenses		**(17,955,285)**	(14,640,589)
Operating income		**2,586,629**	814,540
Share in result of associates, net	9	**9,673**	3,710
Interest expense, net	26	**(595,154)**	(325,797)
Gain from negative goodwill recognition	5	**-**	521,068
Gain (loss) from disposal of subsidiary, associates and other investments		**(4,520)**	31,643
Foreign exchange gain (loss), net		**(7,960)**	21,313
Profit before income tax		**1,988,668**	1,066,477
Income tax	27	**(577,801)**	(393,977)
Net profit		**1,410,867**	672,500
Profit (loss) attributable to equity holders of the parent		**1,411,648**	668,803
Profit (loss) attributable to minority holders of subsidiaries		**(781)**	3,697
Basic and diluted earnings per share (Rubles)	28	**1.25**	0.68

The accompanying notes form an integral part of these consolidated financial statements.

OAO "North-West Telecom"

Consolidated Statement of Changes in Shareholders' Equity

For the year ended December 31, 2005

(in thousands rubles)

	Notes	Share capital: Preference shares	Share capital: Ordinary shares	Share capital: Treasury shares	Retained earnings (before adjustments)	Adjustments	Retained Earnings (adjusted)	Additional paid-in capital	Unrealized gain on available-for-sale investments	Total	Minority interests	Total equity
		Attributable to equity holders of the parent										
Balance at December 31, 2003	2	573,392	2,088,637	(8,998)	10,464,217	861,376	11,325,593	-	3,164,384	17,143,008	11,730	17,154,738
Profit for the year		-	-	-	705,318	(36,515)	668,803	-	-	668,803	3,697	672,500
Dividends to equity holders of parent		-	-	-	(133,203)	-	(133,203)	-	-	(133,203)	-	(133,203)
Purchase of treasury shares		-	-	(7,044)	-	-	-	-	-	(7,044)	-	(7,044)
Purchase of treasury shares in business combination		-	-	(47,066)	-	-	-	-	-	(47,066)	-	(47,066)
Sale of treasury shares		-	-	2,286	-	-	-	7,029	-	9,315	-	9,315
Issue of shares in consideration for business combination		48,347	145,128	-	-	-	-	2,489,359	-	2,682,834	-	2,682,834
Unrealized gain on available-for-sale investments (net of deferred income tax)		-	-	-	-	-	-	-	581,612	581,612	-	581,612
Minority interests arising on acquisition of subsidiary		-	-	-	-	-	-	-	-	-	4,753	4,753
Disposal of minority interests due to disposal of subsidiaries		-	-	-	-	-	-	-	-	-	(1,265)	(1,265)
Balance at December 31, 2004	2	621,739	2,233,765	(60,822)	11,036,332	824,861	11,861,193	2,496,388	3,745,996	20,898,259	18,915	20,917,174
Balance at December 31, 2004 (adjusted)	2	621,739	2,233,765	(60,822)	11,861,193	-	-	2,496,388	3,745,996	20,898,259	18,915	20,917,174
Profit for the year		-	-	-	1,411,648	-	-		-	1,411,648	(781)	1,410,867
Dividends to equity holders of parent	29	-	-	-	(335,581)	-	-	-	-	(335,581)	-	(335,581)
Purchase of treasury shares in business combination		-	-	(12,114)	-	-	-	-	-	(12,114)	-	(12,114)
Sale of treasury shares		-	-	16,255	-	-	-	6,099	-	22,354	-	22,354
Unrealized gain on available-for-sale investments (net of deferred income tax)		-	-	-	-	-	-	-	1,686,960	1,686,960	-	1,686,960
Acquisition of minority interests in existing subsidiaries		-	-	-	(3,836)	-	-	-	-	(3,836)	(9,619)	(13,455)
Balance at December 31, 2005		621,739	2,233,765	(56,681)	12,933,424	-	12,933,424	2,502,487	5,432,956	23,667,690	8,515	23,676,205

The accompanying notes form an integral part of these consolidated financial statements.

1. General Information

Authorization of Accounts

The consolidated financial statements of OAO North-West Telecom and its subsidiaries (hereinafter the "Company") for the year ended December 31, 2005 were authorized for issue by the General Director and the Chief Accountant of the Company on July 7, 2006.

The Company

The Company is an open joint stock company incorporated in accordance with the laws of the Russian Federation.

The registered office of the Company is 14/26, Gorokhovaya Str., St. Petersburg, Russia.

The Company provides telephone services (including local, domestic long-distance and international calls), telegraph, data transfer services, rent of communication channels and wireless communication services on the territory of the North-West Region of the Russian Federation.

Open joint-stock company Svyazinvest (hereinafter Svyazinvest), a federal holding company controlled by the Russian Federation, owns 50.8% of the Company's ordinary shares as of December 31, 2005.

The details of main subsidiaries are disclosed in Note 8. All subsidiaries are duly incorporated in accordance with the laws of the Russian Federation unless stated otherwise.

Presentation of Financial Statements

The consolidated financial statements of OAO North-West Telecom are prepared based on standalone financial statements of the parent and its subsidiaries and associates prepared under unified accounting policy.

The measurement and presentation currency of the Company is the Russian Ruble, which is the national currency of the Russian Federation.

The consolidated financial statements of the Company are presented in thousands of Russian Rubles.

Tariff Setting

Tariffs for international calls are established in accordance with the network interconnection agreement concluded between the Company and OAO Rostelecom, an entity controlled by Svyazinvest.

In general, the Company increased tariffs in 2005 and 2004 as follows:

	Local calls tariffs, %		**Long-distance calls tariffs, %**	
Client group	**2005**	**2004**	**2005**	**2004**
Individuals	**18%**	30%	**-6%**	-
Corporate clients	**15%**	29%	**-6%**	-

New regulations supporting the implementation of the Federal Law on Communications are effective from January 1, 2006. These regulations affect the principles of telecommunication services reserve and change licensing requirements to the Company (Note 35).

(in thousands rubles)

2. Basis of Presentation of the Financial Statements

Basis of Preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

These financial statements are prepared based on the statutory financial statements in accordance with the Regulations on Accounting and Reporting of the Russian Federation, with adjustments and reclassifications recorded for the purpose of fair presentation of ending balances, results of operations and cash flows in accordance with IFRS.

The accompanying financial statements have been presented on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts that might result should the Company either be unable to continue as a going concern or if the Company was to dispose of assets outside the normal course of its operating plan.

The Company has transitioned to IFRS at January 1, 2003 using the provisions of IFRS 1 "First-time Adoption of International Financial Reporting Standards". The Company has applied an exemption permitted by IFRS 1, which allows an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. The Company has also applied the exemption permitted by IFRS 1 which allows an entity to recognize all cumulative actuarial gains and losses at the date of transition even if the corridor approach is used for later actuarial gains and losses.

The Russian economy was considered hyperinflationary prior to January 1, 2003. As such, the Company applied IAS 29 "Financial Reporting in Hyperinflationary Economies" by restating non-monetary items, including components of equity (except for the property, plant and equipment, for which fair values as at January 1, 2003 have been used as deemed cost) to the measuring units current at January 1, 2003 by applying the relevant inflation indices to the historical cost. These restated values were used as a basis for accounting in subsequent periods.

The accounting policies adopted are consistent with those of the previous financial year except that the Company has adopted those new/revised standards mandatory for financial years beginning on or after January 1, 2005.

The changes in accounting policies result from adoption of the following new or revised standards:

- IFRS 2 "Share-Based Payment";
- IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations";
- IAS 1 (revised) "Presentation of Financial Statements";
- IAS 2 (revised) "Inventories";
- IAS 8 (revised) "Accounting Policies, Changes in Accounting Estimates and Errors";
- IAS 10 (revised) "Events after the Balance Sheet Date";
- IAS 16 (revised) "Property, Plant and Equipment";
- IAS 17 (revised) "Leases";
- IAS 24 (revised) "Related Party Disclosures";
- IAS 27 (revised) "Consolidated and Separate Financial Statements";
- IAS 28 (revised) "Investments in Associates";
- IAS 31 (revised) "Interests in Joint Ventures";
- IAS 32 (revised) "Financial Instruments: Presentation and Disclosure";
- IAS 33 (revised) "Earnings per Share";
- IAS 39 (revised) "Financial Instruments: Recognition and Measurement".

2. Basis of Presentation of the Financial Statements (continued)

Basis of Preparation (continued)

The principal effects of these changes in policies are discussed below.

IAS 1 (revised) "Presentation of Financial Statements" and IAS 27 "Consolidated and Separate Financial Statements"

Minority interests in net assets of the Company's subsidiaries are presented within equity, separately from the parent shareholders' equity. Previously, minority interests were presented separately from liabilities and equity in the Company's consolidated balance sheet.

IAS 39 "Financial Instruments: Recognition and Measurement" (amended 2004)

The gains and losses on re-measurement of financial assets available-for-sale to fair value are recognized as a separate component of equity. A gain or loss on an available-for-sale financial asset is recognized directly in equity (including a reversal of impairment losses for equity instruments), through the statement of changes in equity, except for impairment losses and foreign exchange gains and losses, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in equity is recognized in profit or loss. However, interest calculated using the effective interest method is recognized in profit or loss. Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company's right to receive payment is established.

IFRSs and IFRIC Interpretations not yet effective

The Company has not applied the following IFRSs and IFRIC Interpretations that have been issued but are not yet effective:

- IAS 19 (amended 2004) "Employee Benefits";
- IAS 39 (amended 2005) "Financial Instruments: Recognition and Measurement";
- IFRS 6 "Exploration for and Evaluation of Mineral Resources";
- IFRS 7 "Financial Instruments: Disclosures";
- IFRIC 4 "Determining whether an Arrangement contains a Lease";
- IFRIC 5 "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds".

The Company expects that the adoption of the pronouncements listed above will have no significant impact on the Company's financial statements in the period of initial application.

Management Estimates

The preparation of financial statements requires management of the Company to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates with regard to those financial statements relate to the valuation and useful lives of property, plant and equipment and intangible assets, as disclosed in Notes 6, 7. To determine impairment of property, plant and equipment, management uses estimates that relate in particular to the reasons, time and amount of impairment. Impairment is conditioned by a range of factors, including changes in the competitive environment, anticipated growth in the telecommunications sector, growth in value of capital, changes in lending terms, technology obsolescence, discontinuance of service lines, changes in the current replacement costs and other circumstances indicating to the existence of impairment.

(in thousands rubles)

2. Basis of Presentation of the Financial Statements (continued)

Management Estimates (continued)

The recoverable amount and fair value are usually determined based on the discounted cash flow method that uses best estimates of market participants. To identify signs of impairment, estimate future cash flows and determine the fair value of assets (or groups of assets), management has to make significant assumptions as to the identification and assessment of impairment indicators, anticipated cash flows, effective discount rates, useful life and carrying value of assets. In particular, the calculation of cash flows forming the base of the value in use of the Company's property, plant and equipment takes into account the effect of new rules and regulations imposed in the light of the legislative reform and restructuring of telecommunications sector in Russia (Note 33). As part of the reform, a new mechanism has been introduced for pricing and settlements between telecom operators. The wording of some provisions is not quite clear, therefore additional explanations may be required on the part of regulatory authorities. Changes in the mechanism may have a significant impact on management estimates of future cash flows and operating results, and, accordingly, on the amount of potential impairment of the Company's property, plant and equipment. Calculation of the recoverable amount of a cash-generating unit involves management estimates. Methods used to calculate the value in use include those based on discounted cash flow analysis and those based on stock market quotations. These estimates and methods chosen may have a significant impact on the fair value and, accordingly, the amount of impairment of property, plant and equipment, if any. In addition, in these financial statements management used significant estimates with regard to deferred taxes, provision for impairment of receivables and pension obligations as discussed in Notes 27, 14 and 23.

Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Impairment of Goodwill

The Company determines whether goodwill and intangible assets not yet available for use are impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Company to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at December 31, 2005 was 30,377 (2004 - 0) and carrying amount of intangible assets not yet available for use at December 31, 2005 was 1,378,718 (2004 - 1,112,227).

Restatement of Prior Period Financial Statements

Adjustments to the initial accounting for business combination

In 2004 OAO North-West Telecom acquired OAO Lensvyaz and OAO Svyaz of Komi Republic as part of the reorganization of regional operators forming part of the Svyazinvest Group, to establish a single operator for the North-West Federal District (Note 5). The reorganization was carried out in accordance with the Company's shareholders' meeting decision of April 15, 2004. The actual acquisition took place and control was transferred on October 1, 2004. In accordance with IFRS 3 "Business Combinations", restructuring was recognized under the purchase method as an acquisition of OAO Lensvyaz and OAO Svyaz of Komi Republic by OAO North-West Telecom. In preparing the 2004 accounts, the Company used preliminary estimates of the fair value of identifiable assets, liabilities and contingencies. During 2005 the Company worked to determine the fair value of identifiable assets, liabilities and contingencies. As the result of the valuation, the fair value estimates were reconsidered. Adjustments were made to the 2004 financial statements to reflect the fair value of identifiable assets, liabilities and contingencies obtained through independent appraisal.

(in thousands rubles)

2. Basis of Presentation of the Financial Statements (continued)

Restatement of prior period financial statements (continued)

Correction of errors

When preparing the 2005 financial statements, the Company detected a number of errors made in preparing previous years' financial statements.

The Company has transitioned to IFRS at January 1, 2003 using the provisions of IFRS 1 "First-time Adoption of International Financial Reporting Standards". The Company has applied an exemption permitted by IFRS 1, which allows an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. Management estimated that the carrying value of all of the Company's property, plant and equipment was broadly comparable to their fair values. However, management engaged an independent appraiser to support these fair values. Independent appraiser finalized valuation in 2005. As a result, the reported carrying amount of property, plant and equipment were adjusted in accordance with the information provided by the independent appraiser (Note 6).

Upon finalization of the revaluation of the Company's property, plant and equipment, certain items previously accounted as intangible assets were included into property, plant and equipment following classification provisions of IAS 38, par. 4. The Company also re-assessed useful life of software based on they actual terms of use, not the duration of licenses (Note 7).

In 2005 the Company engaged independent appraiser to determine the fair value of an unquoted equity investment in OAO Telecominvest as of December 31, 2005 and as of January 1, 2004 and December 31, 2004 in order to present correctly the movements in equity for 2004. Previously the investment has been accounted for at cost. Based on the results of the independent appraisal the investment has been restated as of December 31, 2004 and January 1, 2004 at fair value (Note 10).

In addition to mandatory contributions to the Russian Federation Pension Fund the Company provides non-government pensions to employees by using post-employment benefit plans. Under collective agreements and internal provisions on employees' benefits, the Company also provides other long-term benefits such as long-service bonuses, jubilee payments and death-in-pension benefits. Obligations for long-service bonuses, jubilee payments and death-in-pension benefits existed as of December 31, 2004 but were not recognized by the Company in its prior period financial statements (Note 23).

The Company reported the effect of correction of errors by adjusting the opening balance of retained earnings for 2004 where errors were attributable to periods prior to 2004; net profit for 2004 to reflect the effect of subsequent recognition of errors committed in 2004, and the effect of correction of errors committed in 2004 as well as the respective balance sheet, statement of operations and cash flow statement items.

(in thousands rubles)

2. Basis of Presentation of the Financial Statements (continued)

Restatement of prior period financial statements (continued)

Cumulative effect of adjustments to the initial accounting for business combination, errors and reclassifications to prior period financial statements presented as follows:

Consolidated balance sheet as at December 31, 2004	As previously reported	Effect of adjustments	As restated
Property, plant and equipment	22,037,788	2,308,534	24,346,322
Intangible assets	2,225,919	(780,161)	1,445,758
Long-term investment	656,990	4,928,942	5,585,932
Other current assets	1,451,108	(4,182)	1,446,926
Total assets		**6,453,133**	
Additional paid in capital, retained earnings and other reserves	(13,532,720)	(4,570,857)	(18,103,577)
Minority interest	(27,448)	8,533	(18,915)
Total shareholders' equity		**(4,562,324)**	
Pension liabilities and other long-term employee benefits	(1,141,963)	(86,677)	(1,228,640)
Deferred revenue	(216,272)	(133,854)	(350,126)
Deferred income tax liability	(1,171,626)	(1,670,278)	(2,841,904)
Total liabilities		**(1,890,809)**	
Consolidated Statement of Operations for 2004			
Revenue	(15,407,400)	(47,729)	(15,455,129)
Wages, salaries, other employee benefits and payroll taxes	5,412,328	86,677	5,499,005
Depreciation and amortization	2,079,404	497,179	2,576,583
Gain (loss) on disposals of property, plant and equipment	(23,130)	149,111	125,981
Other operating expenses, net	460,405	19,016	479,421
Gain from negative goodwill recognition	-	(521,068)	(521,068)
Income tax	540,520	(146,543)	393,977
Profit (loss) attributable to minority holders of subsidiaries	3,824	(127)	3,697
Total net profit		**36,516**	
Consolidated Statement of changes in Equity for the year ended December 31, 2004			
Other reserves	-	(581,612)	(581,612)
Consolidated Statement of changes in Equity for the year ended December 31, 2003			
Retained earnings	(10,464,217)	(861,376)	(11,325,593)
Other reserves	-	(3,164,384)	(3,164,384)

3. Summary of Significant Accounting Policies

3.1 Principles of Consolidation

The consolidated financial statements of the Company represent the financial statements of the Group of companies, i.e. the parent and its subsidiaries, presented as if the Company operated as a single economic entity.

Subsidiaries

Subsidiaries, which are those entities in which the Company has an interest of more than one half of the voting rights, or otherwise has power to exercise control over their operations, are consolidated. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Financials of all subsidiaries are included in the consolidated financial statement. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealized gains on transactions between parent and/or subsidiary companies are eliminated; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. In case of necessity, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Company.

Acquisition of Subsidiaries

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of purchase consideration over the fair value of the Company's share of identifiable net assets is recorded as goodwill. If the cost of the acquisition is less than the fair value of the Company's share of identifiable net assets of the subsidiary acquired the difference is recognized directly in the statement of operations.

Minority interest is the interest in subsidiaries not held by the Company. Minority interest at the balance sheet date represents the minority shareholders' portion of the fair value of the identifiable assets and liabilities of the subsidiary at the acquisition date and the minorities' portion of movements in equity since the date of the combination. Minority interest is presented within the shareholders' equity.

Losses allocated to minority interest do not exceed the minority interest in the equity of the subsidiary unless there is a binding obligation of the minority to fund the losses. All such losses are allocated to the Company.

Acquisition of Minority Interest in subsidiaries

The difference between the cost of the additional interest in a subsidiary and the minority interest's share of the assets and liabilities is reflected in the consolidated statement of shareholders' equity at the date of the purchase of the minority interest as a charge to retained earnings. The Company does not remeasure the assets and liabilities of the subsidiary to reflect their fair values at the date of the transaction or for consolidation purposes.

3. Summary of Significant Accounting Policies (continued)

3.2 Investments in Associates

Associates are entities in which the Company generally owns between 20% and 50% of the voting rights, or is otherwise able to exercise significant influence, but which it does not control or jointly control. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost including goodwill. Subsequent changes in the carrying value reflect the post acquisition changes in the Company's share of net assets of the associate. The Company's share of its associates' profits or losses is recognized in the statement of operations and its share of movements in reserves is recognized in equity. However, when the Company's share of losses in an associate equals or exceeds its interest in the associate the Company does not recognize further losses, unless the Company is obligated to make further payments to, or on behalf of, the associate.

Unrealized gains on transactions between the Company and its associated undertakings are eliminated to the extent of the Company's interest in the associated undertakings; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

3.3 Investments

The Company's investments are classified as either loans and receivables or available-for-sale investments, as appropriate. When investments are recognized initially, they are measured at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Company determines the classification of its investments upon initial recognition. All purchases and sales of investments are recognized on the settlement date, which is the date that the investment is delivered to or by the Company. Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. During the period the Company did not hold any investments in this category. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:

(a) those that the entity intends to sell immediately or in the near term, which shall be classified as held for trading, and those that the entity upon initial recognition designates as at fair value through profit or loss;

(b) those that the entity upon initial recognition designates as available for sale; or

(c) those for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, which shall be classified as available for sale.

Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the other categories. After initial recognition available-for-sale investments are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is derecognized or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the statement of operations. Reversals of impairment losses in respect of equity instruments are not recognized in the statement of operations. Impairment losses in respect of debt instruments are reversed through profit or loss if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in the statement of operations.

3. Summary of Significant Accounting Policies (continued)

3.3 Investments (continued)

The fair value of investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis.

3.4 Changes in Accounting Policies, Accounting Estimates and Errors

Change in accounting policies

The Company changes an accounting policy only if the change is required by a Standard or an Interpretation of IFRS or results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the Company's financial position, financial performance or cash flows.

The Company accounts for a change in accounting policy resulting from the initial application of a Standard or an Interpretation in accordance with the specific transitional provisions, if any, in that Standard or Interpretation.

Changes in accounting estimates

As a result of the uncertainties inherent in business activities, many items in financial statements cannot be measured with precision but can only be estimated. Estimation involves judgments based on the latest available, reliable information. An estimate may need revision if changes occur in the circumstances on which the estimate was based or as a result of new information or more experience.

When it is difficult to distinguish a change in an accounting policy from a change in an accounting estimate, the change is treated as a change in an accounting estimate. The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only or the period of the change and future periods, if the change affects both.

Prior period errors

The Company corrects material prior period errors retrospectively in the first set of financial statements authorized for issue after their discovery by restating the comparative amounts for the prior period presented in which the error occurred or if the error occurred before the earliest prior period presented, restating the opening balances of assets, liabilities and equity for the earliest prior period presented.

Prior period error is corrected by retrospective restatement except to the extent that it is impracticable to determine either the period-specific effects or the cumulative effect of the error.

3.5 Foreign Currency Transactions

The measurement and presentation currency of the Company is the Russian Ruble, which is the national currency of the Russian Federation. Transactions in foreign currencies are initially recorded in the measurement currency at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the measurement currency rate of exchange ruling at the balance sheet date. All resulting differences are taken to the consolidated statement of operations as foreign exchange gains (losses). Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction.

(in thousands rubles)

3. Summary of Significant Accounting Policies (continued)

3.5 Foreign Currency Transactions (continued)

Assets and liabilities settled in Rubles but denominated in foreign currencies are recorded in the Company's consolidated financial statements using the same principles as for assets and liabilities denominated in foreign currencies.

The exchange rates as of December 31, 2005 and 2004 were as follows:

Currency	2005	2004
Russian Rubles per US dollar	**28.78**	27.75
Russian Rubles per Euro	**34.19**	37.81
Russian Rubles per Japanese yen	**0.25**	0.27

3.6. Property, Plant and Equipment

3.6.1 Property, Plant and Equipment

Property, plant and equipment are recorded at purchase or construction cost, excluding the costs of day-to-day servicing, less accumulated depreciation and accumulated impairment in value. For the property, plant and equipment acquired prior to January 1, 2003, fair values as at January 1, 2003 have been used as deemed cost (refer to Note 2) in accordance with the exemption provided in IFRS 1. The carrying values of that property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. Impairment losses are recognized in the statement of operations.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

Expenditure for routine repairs and maintenance are charged to the statement of operations as incurred. Social assets are expensed on acquisition. Major renewals and improvements are capitalized, and the assets replaced are retired.

3.6.2 Depreciation and Useful Life

Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Buildings and Constructions	50 years
Analog switches	20 years
Digital switches	15 years
Other telecommunication equipment	10 years
Transportation equipment	5 years
Computers, office and other equipment	3 years
Land	not depreciated

The asset's residual values, useful lives and depreciation methods are reviewed, and adjusted as appropriate, at each financial year-end.

3. Summary of Significant Accounting Policies (continued)

3.6. Property, Plant and Equipment (continued)

3.6.2 Depreciation and Useful Life (continued)

Depreciation of an asset begins when it is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale (or included in a disposal group that is classified as held for sale) in accordance with IFRS 5 and the date that the asset is derecognized.

The depreciation charge for a period is usually recognized in the statement of operations. However, sometimes, the future economic benefits embodied in an asset are absorbed in producing other assets. In this case, the depreciation charge constitutes part of the cost of the other asset and is included in its carrying amount.

The period of validity of the Company's operating licenses is significantly shorter than the useful lives used for depreciation of the cost of property, plant and equipment. Based on the Russian licensing legislation and prior experience, management believes that the operating licenses will be renewed without significant cost, which would allow the Company to realize the cost of its property, plant and equipment through normal operations.

3.6.3 Construction in Progress

Construction in progress is recorded as the total of actual expenditures incurred by the Company from the beginning of construction to the reporting date less any impairment in value.

3.6.4 Assets received free of charge

Production equipment and other assets attributable to the Company's core business transferred to the Company free of charge outside the privatization process are capitalized at market value at the date of transfer. A corresponding income is fully recognized in the statement of operations. In the case when transfers of assets relate to the rendering of future services to the transferee the assets are considered as deferred revenue which is recognized as income on the same basis that the assets are depreciated.

Asset contributions that will not generate any future economic benefit for the Company are not recognized.

3.7 Intangible Assets and Goodwill

3.7.1 Goodwill

Goodwill represents the excess of the cost of an acquisition over the net fair value of the Company's share of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary or associate at the date of acquisition. Goodwill on an acquisition of a subsidiary is included in intangible assets. Goodwill on an acquisition of an associate is included in the investments in associates. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Company are assigned to those units or groups of units.

3. Summary of Significant Accounting Policies (continued)

3.7 Intangible Assets and Goodwill (continued)

3.7.1 Goodwill (continued)

Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Company at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Company's primary or the Company's secondary reporting format determined in accordance with IAS 14 "Segment Reporting".

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

An impairment loss recognized for goodwill is not reversed in a subsequent period.

3.7.2 Licenses

Cost of licenses paid to Government for permission to provide telecommunication services within identifiable period of time is recognized as intangible assets.

3.7.3 Software and Other Intangible Assets

Software and other intangible assets acquired separately are measured on initial recognition at cost. The cost of other intangible assets acquired in a business combination is their fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses.

3.7.4 Useful Life and Amortization of Intangible Assets

The Company assesses whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of, or number of production or similar units constituting, that useful life. An intangible asset is regarded by the entity as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

Intangible assets with finite lives are amortized over the useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

Amortization periods and methods for intangible assets with finite useful lives are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

The cost of licenses and software is depreciated on a straight-line basis over the estimated useful life determined by the estimated usage of the software but not more then the term of the licenses or the right to use the software. Useful life of other intangible assets is 10 years.

3. Summary of Significant Accounting Policies (continued)

3.7 Intangible Assets and Goodwill (continued)

3.7.4 Useful Life and Amortization of Intangible Assets (continued)

Intangible assets with indefinite useful lives are not amortized, but tested for impairment annually either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

3.8 Borrowing Costs

The borrowing costs are capitalized by the Company as part of the cost of the asset when it is probable that they will result in future economic benefits to the entity and the costs are directly attributable to the acquisition, construction or production of a qualifying asset including construction in progress.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization on that asset is determined as the actual borrowing costs incurred on that borrowing during the period.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalized during a period shall not exceed the amount of borrowing costs incurred during that period.

3.9 Leases

Leases where all the risks and rewards of ownership of the asset are transferred from lessor to lessee are classified as finance leases.

Leases where the lessor retains substantially all the risks and rewards of ownership of the asset are classified as operating leases.

3.9.1 Finance Leases

At the commencement of the lease term, or the date from which the lessee is entitled to exercise its right to use the leased asset, the Company recognizes finance leases as assets and liabilities in their balance sheets at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. At the commencement of the lease term, the asset and the liability for the future lease payments are recognized in the balance sheet at the same amounts except for any initial direct costs of the lessee that are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets that are owned, and the depreciation recognized is calculated in accordance with the accounting policy of the Company applicable for depreciable and amortized assets. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

3. Summary of Significant Accounting Policies (continued)

3.9 Leases (continued)

3.9.2 Operating Leases (continued)

Operating lease payments are recognized as an expense in the statement of operations on a straight-line basis over the lease term.

3.10 Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost of inventory is determined on the weighted average basis. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

3.11 Advances Given

Advances given to acquire non-current assets are classified as non-current and considered non-monetary asset. Long-term advances given for operating activities are also classified as non-current asset.

3.12 Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets comprise cash and cash equivalents; an equity instrument of another entity; a contractual right to receive cash or another financial asset from another entity, or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favorable to the Company; or a contract that will or may be settled in the Company's own equity instruments and is a non-derivative for which the Company is or may be obliged to receive a variable number of the Company's own equity instruments, or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments. For this purpose the Company's own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the Company's own equity instruments.

Financial liabilities include contractual obligations to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Company; or a contract that will or may be settled in the Company's own equity instruments and is a non-derivative for which the Company is or may be obliged to deliver a variable number of the Company's own equity instruments or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments. For this purpose the Company's own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the entity's own equity instruments.

The Company recognizes a financial asset or a financial liability on its balance sheet when, and only when, the Company becomes a party to the contractual provisions of the instrument.

When a financial asset or financial liability is recognized initially, the Company measures it at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

3. Summary of Significant Accounting Policies (continued)

3.12 Financial Instruments (continued)

The Company classifies its financial assets and financial liabilities as current or non-current based on term of its maturity taking into account other factors that limit the Company's ability to realize assets within 12 months or existence of call options in financial liabilities valid within 12 months after the balance sheet date.

Financial asset is derecognized when the rights to receive cash flows from the asset expired or the Company transferred its rights to receive cash flows from the asset.

Financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

3.13 Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in the Company's bank accounts, as well as cash deposits and short-term investments with original maturities of three months or less.

3.14 Accounts Receivable and Provision for Bad Debt

Receivables are recognized at original invoice amount less an allowance for any uncollectible amounts. Allowance is made when there is objective evidence that the Company will not be able to collect the debts.

Provision for impairment of receivables is created based on the historical pattern of collections of accounts receivable and specific analysis of recoverability of significant accounts. Provision for impairment is also created for other accounts receivable except advances given based on the assessment of the Company's ability to collect the debts.

Provision for impairment is recognized in the statement of operations.

The carrying amount of current receivables is a reasonable approximation of their fair value. The fair value of non-current receivable is calculated using the effective interest rate method.

3.15 Non-Current Assets Held for Sale and Discontinued Operations

A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations, is part of a single co-coordinated plan to dispose of a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

The Company classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use.

The Company measures a non-current asset (or disposal group) classified as held for sale at the lower of its carrying amount and fair value less costs to sell.

Immediately before the initial classification of the asset (or disposal group) as held for sale, the carrying amounts of the asset (or all the assets and liabilities in the group) are be measured in accordance with applicable IFRS Standards and Interpretations.

The Company presents and discloses information on non-current assets (or disposal group) classified as held for sale that enables users of the financial statements to evaluate the financial effects of discontinued operations and disposals of non-current assets (or disposal groups).

(in thousands rubles)

3. Summary of Significant Accounting Policies (continued)

3.16 Loans Given

Loans given are recognized at the amortized cost, using the effective interest method less provision for impairment or uncollectibility. Loans given are recorded as the non-current assets unless the repayment is expected within 12 months after the balance sheet date.

3.17 Loans and Borrowings Received

Loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, borrowings are measured at amortized cost using the effective interest method; any difference between the fair value of the consideration received (net of transaction costs) and the redemption amount is recognized as an adjustment to interest expense over the period of the borrowings.

3.18 Employee Benefits

3.18.1 Unified Social Tax

Under provisions of the Russian legislation, social contributions are made through a unified social tax ("UST") calculated by the Company by the application of a regressive rate (from 26% to 17%) to the annual gross remuneration of each employee. The Company allocates the UST to three social funds (state pension fund, social and medical insurance funds), where the rate of contributions to the pension fund vary from 20% to 14% depending on the annual gross salary of each employee.

The Company's contributions relating to the UST are expensed in the year to which they relate.

3.18.2 Current Employment Benefits

Wages and salaries paid to employees are recognized as expense in current period.

3.18.3 Other Pension Plans and Post-Employment Benefits

Under collective bargaining agreements and internal regulations on additional pension benefits, the Company also provides additional benefits for its active and retired employees by using post-employment defined benefit plans. The majority of the Company's employees are eligible to participate under such post-employment benefit plans based upon a number of factors, including years of service, age, and compensation.

The Company determines the present value of the defined benefit obligation and the fair value of any plan assets on each reporting date separately for each plan. The obligations are valued by professionally qualified independent actuaries hired by the Company using the projected unit credit method. The assets of the defined benefit plans are valued by professionally qualified actuaries or independent appraisers.

Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

Upon introduction of a new defined benefit plan or improvement of an existing plan past service cost is recognized on a straight-line basis over the average period until the amended benefits become vested. To the extent that the benefits are already vested immediately, past service costs is immediately expensed.

3. Summary of Significant Accounting Policies (continued)

3.18 Employee Benefits (continued)

3.18.3 Other Pension Plans and Post-Employment Benefits (continued)

Gains or losses on the curtailment or settlement of pension benefit obligations are recognized when the curtailment or settlement occurs.

3.18.4 Other Long-Term Benefits

The Company has liabilities under longevity pay schemes and anniversary pay schemes.

With respect to long-term benefits the Company recognizes net total value of the items stated below as income or expense except for items that are required or allowed to be included in the cost of the asset in accordance with another International Financial Reporting Standard:
(a) current service costs;
(b) interest expense;
(c) expected return on any pension plan assets and any right to compensation recognized as asset;
(d) actuarial gains and losses that must be recognized with immediate effect;
(e) past service costs that must be recognized with immediate effect;
(f) results of any curtailments or settlements.

3.19 Income Taxes

Tax expense (tax income) is the aggregate amount included in the determination of profit or loss for the period in respect of current tax and deferred tax.

Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period determined in accordance with the rules established by the taxation authorities, upon which income taxes are payable (recoverable).

Current tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets and liabilities are calculated in respect of temporary differences using the liability method. Deferred income taxes are provided for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes, except where the deferred income tax arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the entity expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

3. Summary of Significant Accounting Policies (continued)

3.19 Income Taxes (continued)

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Any such previously recognized reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Deferred tax assets and liabilities are not discounted.

3.20 Shareholders' Equity

3.20.1 Share Capital

Ordinary shares and non-cumulative, non-redeemable preference shares are both classified as equity.

3.20.2 Dividends Declared

Dividends are recognized as a liability and deducted from equity at the balance sheet date only if they are declared at Shareholders' meeting before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorized for issue.

3.21 Minority Interest

Minority interest is the interest in subsidiaries not held by the Company. Minority interest at the balance sheet date represents the minority shareholders' portion of the fair values of identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in net assets since the date of the combination. Minority interest is presented within equity, separately from the parent shareholders' equity.

3.22 Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Revenue is recognized in the amount of cash or cash equivalents received in the form of cash or receivable. However, when the inflow of cash or cash equivalents is deferred, the fair value of the consideration may be less than the nominal amount of cash received or receivable. When the arrangement effectively constitutes a financing transaction, the fair value of the consideration is determined by discounting all future receipts using an effective interest rate.

3. Summary of Significant Accounting Policies (continued)

3.22 Revenue Recognition (continued)

3.22.1 Revenue from Customers

The Company categorizes the revenue sources in fourteen major categories:

1. Long distance calls - domestic;
2. Long distance calls - international;
3. Local telephone calls;
4. Installation and connecting fees;
5. Documentary services;
6. Cellular services;
7. Radio and TV broadcasting;
8. Data transfer and telematic services;
9. New services;
10. Rent of telephone channels;
11. Services for national operators;
12. Services for international operators;
13. Other telecommunications services;
14. Other revenues.

Long distance calls (domestic and international)

Revenues from long distance services depend on time of call, duration of call, destination of call, type of service used, subscriber category and the applied rate plan. Customers of the Company use the service via installed fixed telephone, as well the service could be accessed by means of pay-phone. The Company charges long distance fees on a per-minute basis. Revenues are recognized in the period when the services are rendered.

Local telephone calls

Revenue from the local telephone services depends on the duration of the telephone connections and subscription fee, when time driven billing scheme is applied. Customers of the Company use the service via installed fixed telephone, as well the service could be accessed by means of pay-phone. The Company recognizes revenues related to local telephony in the month when the service is provided to the subscriber.

Installation and connection fees

Installation and connection fees for indefinite period contracts are paid by a combination of a fixed cash amount and by the contribution of fixed assets consisting of cable and duct, commonly referred to as the "last mile". Revenue received in the form of cash is recognized when the installation and connection are complete. For installation and connection fees paid in the form of fixed assets, revenue is deferred and recognized as income on the same basis that the fixed assets are depreciated.

Documentary services

Revenues from telegraph services comprise fees for telegram transmissions and other wire line data transmission services. The Company recognizes revenues related to telegraph services in the period when the services are rendered.

3. Summary of Significant Accounting Policies (continued)

3.22 Revenue Recognition (continued)

3.22.1 Revenue from Customers (continued)

Cellular services

Major revenues from cellular services arise from airtime services including local, intercity long distance and international long distance calls, subscription fees, value added services, outbound and inbound roaming. The Company recognizes revenues related to mobile telecommunications services in the period when the services are rendered.

Radio and TV broadcasting

The Company maintains a wireline radio broadcasting network. The revenues comprise monthly fees from subscribers and installation fees for wireline radio sets. The Company recognizes the revenues related to radio broadcasting in the period when the services are rendered.

Data transfer and telematics services

The Company recognizes revenues related to data transfer and telematics services in the period when the services are rendered.

New services

Major revenues from new services include internet services, ADSL, ISDN, IP-telephony, intelligent network services. The Company recognizes revenues related to new services in the period when the services are rendered.

Rent of telephone channels

Major revenues are recognized from the following services: rent of intercity and international, digital, analogue, and telegraph channels. The Company recognizes revenues from the rent of channels in the period when the services are rendered.

Services for national operators

Revenue from national service providers includes two different groups.

The first group of revenues represents services rendered to the Company's partners for termination of long-distance traffic of its operators-partners in the network of the Company.

The second group of revenues from national operators represents services rendered to interconnected telecom operators that transfer local, intercity and international traffic of their customers via network of the Company.

Major revenues are recognized from the services rendered to operators for transit of local, intercity and international traffic. Further, the Company generates revenue from interconnection to the network (one time fees), rent of channels, rent of communication equipment, data transfer and Internet services.

The Company recognizes revenues from national operators in the period when the services are rendered.

3. Summary of Significant Accounting Policies (continued)

3.22 Revenue Recognition (continued)

3.22.1 Revenue from Customers (continued)

Services for international operators

The revenues represent services rendered to interconnected international telecom operators that transfer international traffic of their customers via network of the Company.

The Company recognizes revenues from national operators in the period when the services are rendered.

Other telecommunication services

Other telecommunication services primarily consist of revenues received by public switched telephone network (PSTN) stations from the rent of direct lines and local junctions, as well as subscription fees for wired-radio outlets. The Company recognizes revenues related to other services in the period when the services are rendered.

Other revenues

Other revenues primarily consist of revenues received from manufacturing of the telecommunication equipment and its technical support, transportation services, recreation services and sale of products and services provided by auxiliary units.

3.23 Barter Transactions

When goods or services are exchanged for goods or services which are of a similar nature and value, the exchange is not regarded as a transaction which generates revenue. When goods are sold or services are rendered in exchange for dissimilar goods or services, the exchange is regarded as a transaction which generates revenue. The revenue is measured at the fair value of the goods or services received, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the goods or services received cannot be measured reliably, the revenue is measured at the fair value of the goods or services given up, adjusted by the amount of any cash or cash equivalents transferred.

3.24 Earnings per Share

The Company calculates basic earnings per share amounts for profit or loss attributable to equity holders of the parent entity and, if presented, profit or loss from continuing operations attributable to those equity holders. Basic earnings per share are calculated by dividing profit or loss attributable to equity holders of the parent entity (the numerator) by the weighted average number of shares outstanding (the denominator) during the period.

The Company's preference shares are considered participating equity instruments for the purpose of earnings per share calculations (Note 28).

3.25 Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Where the Company expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

3. Summary of Significant Accounting Policies (continued)

3.25 Provisions (continued)

If the effect of time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as in interest expense.

3.26 Contractual Commitments

Contractual commitments comprise legally binding trading or purchase agreements with stated amount, price and date or dates in the future.

The Company discloses significant contractual commitments in the Notes to the financial statements.

The asset or liability under contractual commitments are not recognized in the financial statement until any of the parties performs in accordance with the contract and until any of the party became legally liable to pay or entitled to receive the payment under the terms of the contract.

3.27 Contingent Assets and Contingent Liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability. The Company does not recognize a contingent liability. A contingent liability is disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. The Company does not recognize a contingent asset. A contingent asset is disclosed where an inflow of economic benefits is probable.

3.28 Related Party Transactions

The Company defines the following terms to specify the related party: a party is related to the Company if:

1. directly, or indirectly through one or more intermediaries, the party controls, is controlled by, or is under common control with, the Company (this includes parents, subsidiaries and fellow subsidiaries), has an interest in the entity that gives it significant influence over the entity or has joint control over the entity;
2. the party is an associate (as defined in IAS 28 Investments in Associates) of the entity;
3. the party is a joint venture in which the entity is a venturer (see IAS 31 Interests in Joint Ventures);
4. the party is a member of the key management personnel of the entity or its parent;
5. the party is a close member of the family of any individual referred to in (1) or (4);
6. the party is an entity that is controlled, jointly controlled or significantly influenced by, or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in 4 or 5; or
7. the party is a post-employment benefit plan for the benefit of employees of the entity, or of any entity that is a related party of the entity.

Relationships between the parent and its subsidiaries and between subsidiaries themselves are not disclosed by the Company in its consolidated financial statements.

(in thousands rubles)

3. Summary of Significant Accounting Policies (continued)

3.29 Events after the Balance Sheet Date

The Company adjusts the amounts recognized in its financial statements to reflect adjusting events after the balance sheet date. Events that require an entity to adjust the amounts recognized in its financial statements are caused by favorable and unfavorable outcomes of conditions that existed at the balance sheet date and changes in management estimates subject to uncertainties which was used for accounting of a number of business activities.

If non-adjusting events after the balance sheet date are material, their nondisclosure could influence the economic decisions of users taken on the basis of the financial statements. Accordingly, the Company discloses the nature of the event and an estimate of its financial effect, or a statement that such an estimate cannot be made the following for each material category of non-adjusting event after the balance sheet date.

4. Segment Information

Management believes that the Company mostly operates in one industry, i.e. wireline telecommunication services reserve, on the territory of the North-West region of Russia. The Company's structure is based on territorial units, which service the corresponding parts of the Company's network. Cell telecommunication services are provided by certain subsidiaries, but the amounts relating to this segment are below the threshold of a reportable segment.

Management considers that the Company operates in one geographical segment. Services rendered in industrial segments other than fixed line communication amount to 0.3% of total revenue. Given the above, no geographic or industry segment information (fixed (wire) line communication, mobile communication) is provided.

5. Acquisition of OAO Lensvyaz and OAO Svyaz of Komi Republic

In 2004 OAO North-West Telecom acquired OAO Lensvyaz and OAO Svyaz of Komi Republic as part of the reorganization of regional operators forming part of the Svyazinvest Group, to establish a single operator for the North-West Federal District. OAO Lensvyaz and OAO Svyaz of Komi Republic provide telephone services (including local, domestic long-distance and international calls), telegraph, data transfer services, rent of communication channels and wireless communication services on the territory of Leningrad Oblast and Komi Republic, respectively.

The reorganization was carried out in accordance with the Company's shareholders' meeting decision of April 15, 2004. The actual acquisition took place and control was transferred on October 1, 2004. After the acquisition both entities were transformed into regional branches of the Company. In accordance with IFRS 3 "Business Combinations", restructuring was recognized under the purchase method as an acquisition of OAO Lensvyaz and OAO Svyaz of Komi Republic by OAO North-West Telecom.

OAO Lensvyaz and OAO Svyaz of Komi Republic were acquired by way of exchange of OAO NWT shares on the acquired entities' shares. To this end, the Company issued 145,128,211 ordinary shares and 48,346,549 preferred shares with fair value of 2,188,353 and 494,481 respectively. The fair value of shares issued was determined in accordance with the RTS and MICEX quotation of OAO North-West Telecom shares as of the actual acquisition date. At the acquisition date, the value of the ordinary share was 15.0788 ruble per share, preferred share – 10.2278 ruble per share.

(in thousands rubles)

5. Acquisition of OAO Lensvyaz and OAO Svyaz of Komi Republic (continued)

The shares issued were exchanged for 100% ordinary and preferred shares in the acquired companies as follows:

Acquired entity	Ordinary shares placed by the Company	Preferred shares placed by the Company
OAO Lensvyaz	74,213,582	24,711,346
OAO Svyaz of Komi Republic	70,914,629	23,635,203
Total	**145,128,211**	**48,346,549**

Expenses directly attributable to the acquisition of OAO Lensvyaz and OAO Svyaz of Komi Republic and included in the acquisition cost total 38,469. The total acquisition cost was 2,721,303.

Through the business combination with OAO Lensvyaz and OAO Svyaz of Komi Republic the Company also acquired an interest in the following subsidiaries:

Entity	Core business	Equity interest, %	Voting stock, %
ZAO IK Svyaz	Finance	100%	100%
OOO Parma Inform	Communication services, system integration	50%	50%

The Company exercises control over the management, policies and day-to-day operations of OOO Parma Inform as the majority of the Board of Directors members are the Company's representatives, therefore the Company consolidates the results of operations and financial position of OOO Parma Inform.

In preparing the 2004 accounts, the Company used preliminary estimates of the fair value of identifiable assets, liabilities and contingencies. During 2005 the Company worked to determine the fair value of identifiable assets, liabilities and contingencies. As the result of the valuation, the fair value estimates were reconsidered. With due account to the valuation results, adjustments were made to the 2004 financial statements to reflect the fair value of identifiable assets, liabilities and contingencies obtained through independent appraisal.

Below are the adjustments to the estimated fair value of identifiable assets, liabilities and contingencies of OAO Lensvyaz and OAO Svyaz of Komi Republic:

Fair value of identifiable assets, liabilities and contingencies	Preliminary estimates	Adjustments	Independent evaluation
Property, plant and equipment	2,920,075	1,866,902	4,786,977
Intangibles assets	48,190	12,671	60,861
Long-term investments	68,341	-	68,341
Other non-current assets	117,361	-	117,361
Accounts receivable	300,609	-	300,609
Cash and cash equivalents	170,142	-	170,142
Other current assets	196,568	(4,182)	192,386
Current liabilities	(1,036,472)	-	(1,036,472)
Non-current liabilities	(923,177)	(489,904)	(1,413,081)
Total net assets (liabilities)	**1,861,637**	**1,385,487**	**3,247,124**

(in thousands rubles)

5. Acquisition of OAO Lensvyaz and OAO Svyaz of Komi Republic (continued)

Below is a summary of the acquisition cost, fair value of the identifiable assets, liabilities and contingencies of OAO Lensvyaz and OAO Svyaz of Komi Republic, and excess of the Company's share in the fair value of net assets over the acquisition cost:

Acquisition cost	
Consideration paid in cash	-
Fair value of securities issued to finance the acquisition	2,682,834
Expenses directly attributable to the transaction	38,469
Total acquisition cost	**2,721,303**
Fair value of identifiable assets and liabilities	
Property, plant and equipment	4,786,977
Intangible assets	60,861
Long-term investments	68,341
Other non-current assets	117,361
Accounts receivable	300,609
Cash and cash equivalents	170,142
Other current assets	192,386
Current liabilities	(1,036,472)
Non-current liabilities	(1,413,081)
Total net assets (liabilities)	**3,247,124**
Minority interest in net assets (liabilities) of acquired subsidiaries	(4,753)
Value of the acquired share in net identifiable assets (liabilities)	3,242,371
Goodwill	**(521,068)**
Impairment of goodwill since the acquisition date through December 31, 2004	**-**
Goodwill as of December 31, 2004, net	**(521,068)**

As a result of applying IFRS 3 "Business combinations" to the calculation of fair value of identifiable assets, liabilities and contingencies, the fair value of the acquired net assets of OAO Lensvyaz and OAO Svyaz of Komi Republic exceeded the acquisition cost by 521,068. The excess of the Company's share in the net assets of OAO Lensvyaz and OAO Svyaz of Komi Republic over the acquisition cost was recognized in the consolidated statement of operations within Gain from negative goodwill recognition line of consolidated statement of operations.

In management's opinion, the excess of the acquirees' net assets over their acquisition cost was due to the increased capitalization of OAO Lensvyaz and OAO Svyaz of Komi Republic in the period from the date of the decision on the acquisition to the actual acquisition date used as the date of the independent appraisal. In such a manner negative goodwill refers to purchase bargain.

Company's management recognizes "the well-trained workforce" as an intangible asset not identified in accordance with IFRS 3 and IAS 38 as a part of goodwill. The fair value of the asset is 94,535 and 86,768 for OAO Lensvyaz and OAO Svyaz of Komi Republic respectively. The Company is not in a position to recognize "the well-trained workforce" as an asset as it does not meet criteria of identifiable assets specifically referring to the "control" criteria.

(in thousands rubles)

5. Acquisition of OAO Lensvyaz and OAO Svyaz of Komi Republic (continued)

If the acquisition of OAO Lensvyaz and OAO Svyaz of Komi Republic had been accomplished on January 1, 2004, revenue and net profit of the Company would have amounted to 17,892,160 and 572,772 respectively.

Loss before tax generated by the acquired companies for 2004 from October 1, 2004 in the capacity of the Company's regional branches totaled 10,305.

6. Property, Plant and Equipment

	Land, buildings and constructions	Switches and transmission devices	Construction in progress and equipment for installation	Vehicles and other	Total
Cost					
As of December 31, 2003, as restated *(see Note 2)*	12,527,263	5,758,337	538,211	2,273,258	21,097,069
Additions, as restated *(see Note 2)*	-	-	4,493,457	-	4,493,457
Additions due to acquisition of subsidiaries, as restated *(see Note 2)*	2,992,731	1,173,460	236,237	385,969	4,788,397
Disposals, as restated *(see Note 2)*	(462,660)	(71,554)	(33,352)	(41,978)	(609,544)
Disposals due to sale of subsidiaries	(7,929)	-	-	-	(7,929)
Put in operation, as restated *(see Note 2)*	1,175,041	2,279,235	(4,223,569)	769,293	-
As of December 31, 2004, as restated *(see Note 2)*	16,224,446	9,139,478	1,010,984	3,386,542	29,761,450
Additions	-	-	5,366,787	-	5,366,787
Additions due to acquisition of subsidiaries	10,639	1,033	64	1,435	13,171
Disposals	(143,662)	(67,806)	(30,966)	(94,972)	(337,406)
Disposals due to sale of subsidiaries	-	-	-	-	-
Put in operation	1,778,765	2,484,046	(5,562,192)	1,299,381	-
As of December 31, 2005	**17,870,188**	**11,556,751**	**784,677**	**4,592,386**	**34,804,002**
Accumulated depreciation					
As of December 31, 2003, as restated *(see Note 2)*	(1,211,752)	(1,309,517)	-	(509,143)	(3,030,412)
Charge for the year, as restated *(see Note 2)*	(1,118,345)	(746,164)	-	(379,731)	(2,244,240)
Charge due to acquisition of subsidiaries, as restated *(see Note 2)*	(108,779)	(99,742)	-	(39,099)	(247,620)
Charge on retired property, plant and equipment, as restated *(see Note 2)*	43,859	27,707	-	28,075	99,641
Charge due to sale of subsidiaries	7,503	-	-	-	7,503
As of December 31, 2004, as restated *(see Note 2)*	(2,387,514)	(2,127,716)	-	(899,898)	(5,415,128)
Charge for the year	(1,169,928)	(1,072,616)	-	(637,459)	(2,880,003)
Charge on retired property, plant and equipment	27,797	42,872	-	63,333	134,002
As of December 31, 2005	**(3,529,645)**	**(3,157,460)**	**-**	**(1,474,024)**	**(8,161,129)**
Net book value					
As of December 31, 2003, as restated *(see Note 2)*	11,315,511	4,448,820	538,211	1,764,115	18,066,657
As of December 31, 2004, as restated *(see Note 2)*	13,836,932	7,011,762	1,010,984	2,486,644	24,346,322
As of December 31, 2005	**14,340,543**	**8,399,291**	**784,677**	**3,118,362**	**26,642,873**

(in thousands rubles)

6. Property, Plant and Equipment (continued)

The Company has transitioned to IFRS at January 1, 2003 using the provisions of IFRS 1 "First-time Adoption of International Financial Reporting Standards". The Company has applied an exemption permitted by IFRS 1, which allows an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. Management estimated that the carrying value of all of the Company's property, plant and equipment was broadly comparable to their fair values. However, management engaged an independent appraiser to support these fair values. Independent appraiser finalized valuation in 2005. As a result, the reported carrying amount of property, plant and equipment were adjusted in accordance with the information provided by the independent appraiser.

In 2005 the Company increased construction in progress by 78,800 of capitalized interest (2004 – 56,894). In 2005, the capitalization rate was 9.8% (2004 – 12.1%).

Property, plant and equipment for the total cost of 3,251,064 as of December 31, 2005 (2004 – 5,943,095) secured the Company's borrowings (Note 19).

As of December 31, 2005 and 2004 the net book value of property, plant and equipment received under finance lease contracts amounted to:

	2005	2004
Switches and transmission devices	785,400	847,943
Land, buildings and constructions	124,712	127,534
Vehicles and other	26,047	82,931
Construction in progress and equipment for installation	172	17,236
Total received under finance lease, net book value	**936,331**	**1,075,644**

Leased assets are pledged as security for the related finance lease obligations (Note 20).

7. Intangible Assets and Goodwill

	Goodwill	Licenses	Software	Client base	Other	Total
Cost						
As of December 31, 2003, as restated *(see Note 2)*	-	6,804	689,355	-	147	696,306
Additions, as restated *(see Note 2)*	-	1,979	852,124	-	78	854,181
Additions due to acquisition of subsidiaries, as restated *(see Note 2)*	-	234	46,836	8,347	4,324	59,741
Disposals, as restated *(see Note 2)*	-	(318)	(40,943)	-	-	(41,261)
As of December 31, 2004, as restated *(see Note 2)*	-	8,699	1,547,372	8,347	4,549	1,568,967
Additions	-	8,135	506,149	-	483	514,767
Additions due to acquisition of subsidiaries	46,936	-	-	4,054	-	50,990
Disposals	-	(817)	(83,801)	-	(21)	(84,639)
As of December 31, 2005	**46,936**	**16,017**	**1,969,720**	**12,401**	**5,011**	**2,050,085**
Accumulated amortization						
As of December 31, 2003, as restated *(see Note 2)*	-	(2,330)	(44,291)	-	76	(46,545)
Charge for the year, as restated *(see Note 2)*	-	(1,339)	(82,356)	(464)	(564)	(84,723)
Charge on disposed intangibles, as restated *(see Note 2)*	-	308	7,751	-	-	8,059
As of December 31, 2004, as restated *(see Note 2)*	-	(3,361)	(118,896)	(464)	(488)	(123,208)
Charge for the year		(2,696)	(137,063)	(3,630)	(1,473)	(144,862)
Charge on disposed intangibles		716	66,241	-	21	66,978
Impairment of goodwill	(16,559)	-	-	-	-	(16,559)
As of December 31, 2005	**(16,559)**	**(5,341)**	**(189,718)**	**(4,094)**	**(1,940)**	**(217,652)**
Net book value						
As of December 31, 2003	-	4,474	645,064	-	223	649,761
As of December 31, 2004, as restated *(see Note 2)*	-	5,338	1,428,476	7,883	4,061	1,445,758
As of December 31, 2005	**30,377**	**10,676**	**1,780,002**	**8,307**	**3,071**	**1,832,433**

(in thousands rubles)

7. Intangible Assets and Goodwill (continued)

Oracle E-Business Suite (OEBS)

As of December 31, 2005 software included Oracle E-Business Suite application with net book value of 762,908 (2004 – 601,963), including interest capitalized of 60,228 (2004 – 60,361). The capitalization rate in 2005 was 9.8 %. In accordance with the supply contract, the Company acquired 16,418 licenses for non-exclusive use of Oracle E-Business Suite 2003 Professional.

In 2006 the Company will commence the commercial operation of OEBS in relation to non-current asset accounting, human resources accounting and time keeping (Release 1). The implementation is proposed in all branches except the Komi branch.

Full implementation of Oracle E-Business Suite software is expected to be completed by 2009.

After the software is put in operation the Company will expense the Oracle E-Business Suite acquisition and implementation costs over the estimated useful life of the assets determined as 10 years.

Amdocs Billing Suite

As of December 31, 2005 software also included Amdocs Billing Suite with net book value of 615,810 (2004 – 510,264), including interest capitalized of 24,256 (2004 – 1,582). The software was acquired with a view to implement a unified computerized settlement system. The Amdocs Billing Suite-based unified computerized settlement system implementation project is expected to take 4 to 5 years.

Amdocs Billing Suite was delivered in December 2005 by OOO IBM Eastern Europe/Asia to whom the Company transferred 18 promissory notes with nominal value of 625,716. Promissory notes were repaid by June 1, 2006.

The Company will commence amortizing this asset from the date of software implementation.

Amortization

Amortization charge on intangible assets for 2005 in the amount 144,862 was recognized within Depreciation and Amortization in the consolidated statement of operations (2004 – 84,723).

Impairment testing of goodwill

The Company has a goodwill arisen through a purchase of OOO Novgorod Datacom which was lately merged with another Company's subsidiary OOO Novgorod Deitacom (Note 8). Goodwill was allocated to the combined entity. The recoverable amount of the goodwill have been determined based on a value in use calculation using cash flow projections based on financial budgets approved by senior management covering a five-year period. Cash flows beyond the five-year period are extrapolated using industry average profitability indicators and a 5% growth rate that is the same as the long-term average growth rate for the cash-generating unit. The discount rate applied to cash flow projections is 22.3%.

The calculated value in use was less than carrying value of goodwill. Impairment was identified in the amount of 16,559 and recognized as impairment loss. The key factors of impairment are the plans of the Company to develop broad-band internet services based on ADSL technology itself and over optimistic view on the Novgorod's regional market development when acquiring the company.

(in thousands rubles)

7. Intangible Assets and Goodwill (continued)

Impairment test of intangible assets not yet available for use

The Company performed impairment tests of intangible assets not yet available for use. These assets represent cost of Oracle E-Business Suite and Amdocs Billing Suite totaling 1,288,962 at December 31, 2005 (as at December 31, 2004 –1,051,576). As at December 31, 2005 no impairment was identified.

8. Consolidated Subsidiaries

The consolidated financial statements include the assets, liabilities and financial results of the Company and its subsidiaries as listed below:

Subsidiary	Core activity	Equity interest/voting stock 2005	2004
OOO AMT	Consulting services	100%	100%
OOO Parma Inform	Communication services	100%	50%
ZAO IK Svyaz	Financial services	100%	100%
OOO Novgorod Deitacom	Communication services	100%	52%
OOO Artelecom Service	Lease of telecommunication equipment	82%	77%
ZAO Kolatelecom	Communication services	50%	50%

All the above companies are Russian legal entities registered in accordance with Russian legislation, and have the same financial year as the Company.

In March 2005, following the decision of the Board of Directors of January 21, 2005, the Company acquired 100% equity interest in OOO Novgorod Datacom. The acquisition of OOO Novgorod Datacom is recognized in accordance with IFRS 3 "Business Combinations".

The acquisition cost of OOO Novgorod Datacom was 63,429, fully paid in cash by the Company. Expenses directly attributable to the OOO Novgorod Datacom acquisition and charged to the acquisition cost were 789. The date of combination and obtaining control over OOO Novgorod Datacom was March 4, 2005. OOO Novgorod Datacom operates in Novgorod Region of the Russian Federation. Its core activity is the provision of telematic services.

As a result of applying IFRS 3 "Business Combinations" to the calculation of fair value of identifiable assets, liabilities and contingencies, the acquisition cost exceeded the fair value of the acquired net assets of OOO Novgorod Datacom by 46,936. As required by IFRS 3, the difference was recognized in the balance sheet within Intangible Assets and Goodwill. In 2005 impairment of goodwill was recognized in the amount of 16,559 (Note 7).

In March 2005, following the decision of the Board of Directors of January 21, 2005, the Company acquired the remaining 48% equity interest in OOO Novgorod Deitacom. The acquisition cost of the equity interest in OOO Novgorod Deitacom was 4,527, fully paid in cash by the Company. Expenses directly attributable to the OOO Novgorod Deitacom acquisition and charged to the acquisition cost were 789.

In October 2005, pursuant to the decision of the Board of Directors of May 31, 2005, the Company merged OOO Novgorod Datacom with OOO Novgorod Deitacom.

(in thousands rubles)

8. Consolidated Subsidiaries (continued)

Below is a summary of the acquisition cost, fair value of the identifiable assets, liabilities and contingencies of OOO Novgorod Datacom and goodwill:

Acquisition cost	
Consideration paid in cash	62,640
Expenses directly attributable to the transaction	789
Total acquisition cost	**63,429**
Fair value of identifiable assets and liabilities	
Property, plant and equipment	13,171
Intangible assets	4,524
Accounts receivable	2,019
Cash and cash equivalents	34
Other current assets	4,629
Current liabilities	(5,726)
Non-current liabilities	(2,158)
Total net assets (liabilities)	**16,493**
Interest in net assets (liabilities) acquired	100%
Value of the acquired share in net identifiable assets (liabilities)	16,493
Goodwill	**46,936**
Impairment of goodwill from the acquisition date through December 31, 2005	**(16,559)**
Goodwill as of December 31, 2005, net	**30,377**

Net profit of OOO Novgorod Datacom earned from March 4, 2005 through the date of merger with OOO Novgorod Deitacom and included in the calculation of consolidated profit (loss) for the reporting year was 332.

If all acquisitions had been accomplished on January 1, 2005, revenue and net profit of the Company would have amounted to 20,548,360 and 1,536,881 respectively.

In October 2005 OOO Parma Inform bought from OOO Parma Invest a 50% equity interest in the former. The transaction is classified in the Company's consolidated financial statements as acquisition of minority interest and recognized as transaction involving shareholders' equity. The acquisition cost of the share in OOO Parma Inform was 3,593 of which 100 were paid as of the reporting date.

In November 2005 OOO Artelecom Service bought from the city of Arkhangelsk their 6% equity interest in the company. The transaction is classified in the Company's consolidated financial statements as acquisition of minority interest and recognized as transaction involving shareholders' equity. The acquisition cost of the share in OOO Artelecom Service amounted to 3,245 and fully paid in cash. Effective equity interest of the Company in OOO Artelecom Service comprised 82%.

No equity interests in subsidiaries were disposed of in 2005.

(in thousands rubles)

9. Investments in Associates

As of December 31, 2005 and 2004 the Company's investments in associates included:

Associate	Core activity	2005 Voting stock	2005 Carrying value	2004 Voting stock	2004 Carrying value
ZAO WestBaltTelecom	Communication services	28%	**49,055**	28%	42,011
SZAO Medexpress	Insurance	35%	**29,294**	35%	26,854
ZAO Severnaya Kliringovaya Palata	Payment and clearing systems	20%	**16,306**	20%	16,181
Others		24-40%	**57**	24-40%	57
Impairment of investments in associates			**(57)**		(57)
Total			**94,655**		85,046

All the above companies are Russian legal entities registered in accordance with Russian legislation, and have the same financial year as the Company.

The carrying value of investments in associates reported in these consolidated financial statements corresponds to the Company's share in the net assets of the respective associate.

Movement in investments in associates for the years ended December 31, 2005 and 2004 is presented below:

	2005	2004
Investments in associates as of January 1	**85,046**	82,622
Acquisition of associates	-	34
Share in profit (loss), net of income tax	**9,673**	3,710
Dividends received	**(64)**	-
Sale of investments in associates	-	(1,979)
Impairment of investments in associates recognized in the current year	-	659
Investments in associates as of December 31	**94,655**	85,046

The table below shows aggregated information on the major associates:

Associate	Equity interest	Assets	Liabilities	Sales/Net insurance premium revenue	Net profit (loss)
2004					
ZAO WestBaltTelecom	28%	227,814	(77,779)	162,494	8,151
SZAO Medexpress	35%	419,720	(342,994)	324,840	2,875
ZAO Severnaya Kliringovaya Palata	20%	143,609	(62,704)	11,780	2,104
2005					
ZAO WestBaltTelecom	28%	229,561	(54,367)	169,255	25,159
SZAO Medexpress	35%	411,662	(327,964)	470,255	6,971
ZAO Severnaya Kliringovaya Palata	20%	264,409	(182,879)	13,733	2,489

(in thousands rubles)

10. Investments

As of December 31, 2005 and 2004 investments included:

	2005	2004, as restated *(see Note 2)*
Long-term investments held to maturity	-	8,000
Long-term investments available-for-sale	**7,796,831**	5,577,932
Total long-term investments	**7,796,831**	5,585,932
Short-term investments held to maturity	**1,042,626**	7,366
Total short-term investments	**1,042,626**	7,366
Total investments	**8,839,457**	5,593,298

As of December 31, 2005 and 2004 long-term investments available for sale included the following:

	2005		2004, as restated *(see Note 2)*	
Company	**Ownership interest**	**Fair value**	**Ownership interest**	**Fair value**
OAO Telecominvest	15%	**7,763,961**	15%	5,544,278
Other long-term investments		**67,536**		87,298
Impairment in value of other investments		**(34,666)**		(53,644)
Total investments available for sale		**7,796,831**		5,577,932

Other long-term investments comprise minor investments of the Company in equity of a number of commercial entities incorporated in the Russian Federation.

As of December 31, 2005 short-term investments held to maturity included bank deposits maturing within 6 months in the amount of 1,033,550 bearing interest of 7-8% p.a.

11. Long-Term Accounts Receivable and Other Financial Assets

As of December 31, 2005 and 2004 long-term accounts receivable and other financial assets comprised the following:

	2005	2004
Long-term loans given	**25,180**	30,585
Long-term accounts receivable	**8,434**	6,554
Total	**33,614**	37,139

As of December 31, 2005 and 2004 long-term loans given are reported at amortized cost using the effective interest rate of 17.4-20% % (2004 – 18-20%).

12. Long-Term Advances Given

As of December 31, 2005 and 2004 advances to equipment suppliers included the following:

	2005	2004
Implementation of Oracle E-Business Suite and Amdocs Billing Suite (Note 7)	**234,925**	11,029
Advances to capital construction contractors	**120,965**	193,537
Advances to equipment suppliers	**27,087**	108,199
Other advances given	**6,108**	586
Total	**389,085**	313,351

(in thousands rubles)

13. Inventories

As of December 31, 2005 and 2004 inventories comprised the following:

	2005	2004
Cable, materials, fuel and spare parts for telecommunications equipment	**125,565**	134,691
Finished goods and goods for resale	**8,444**	12,272
Instruments, work wear and other inventories	**166,083**	175,938
Total	**300,092**	322,901

The cost of inventories expensed in 2005 was 710,771 (2004 – 546,060).

As of December 31, 2005 no inventories have been pledged as security for borrowings.

14. Accounts Receivable

As of December 31, 2005 and 2004 accounts receivable were as follows:

	2005	2004
Trade receivables – telecommunication services	**1,686,056**	2,110,063
Trade receivables – other	**99,512**	93,099
Provision for impairment of receivables	**(603,762)**	(1,029,883)
Total	**1,181,806**	1,173,279

The Company identified accounts receivable by the following major customer groups:

	2005	2004
Residential customers	**1,282,481**	1,672,668
Corporate customers	**316,444**	320,779
Government customers	**87,131**	116,616
Total	**1,686,056**	2,110,063

The Company invoices its governmental and corporate customers on a monthly basis. For residential customers, the Company sends monthly payment requests and substantially relies upon these customers to remit payments based on the received payment requests. All customer payments are based upon tariffs, denominated in Rubles, in effect at the time the calls are made. In certain cases the Company managed to collect penalties for payment delays and to enforce reimbursement in arbitration court.

As of December 31, 2005 debt of social security organizations with regard to compensation of expenses related to granting privileges to certain category of subscribers (included into line Residential customers in the above table) amounted to 28% of total accounts receivable (2004 – 42%).

In 2005 the Company recovered from the federal government 385,497 through legal action in settlement of the above accounts receivable.

As of December 31, 2005, based on assessment of the probability of recovery of accounts receivable related to compensation due from social organizations, and taking into account potential judicial enforcement of debts, the total accounts receivable from social security organizations were provided be the Company in the amount of 479,684.

(in thousands rubles)

14. Accounts Receivable (continued)

The following table summarizes the changes in the provision for impairment of receivables:

	2005	2004
Balance as of January 1	**1,029,883**	827,123
Provision (reversal of provision) for the year	**(362,428)**	361,557
Trade and other receivables write-off	**(63,693)**	(158,797)
Balance as of December 31	**603,762**	1,029,883

Income accrued in 2005 in relation to the reversal of the provision for impairment of receivables of 362,428 (2004 – expense of provision of 361,557) was included in Reversal of provision (provision) for impairment of receivables in the consolidated statement of operations.

15. Other Current Assets

As of December 31, 2005 and 2004 other current assets comprised the following:

	2005	2004, as restated *(see Note 2)*
VAT receivable	**942,811**	953,640
Advances for current income tax	**172,115**	147,588
Deferred expenses	**81,560**	160,909
Prepayments and advances	**81,549**	70,987
Settlements with personnel	**17,117**	13,262
Other prepaid taxes	**15,757**	18,261
Other settlements and current assets	**105,855**	82,279
Total	**1,416,764**	1,446,926

16. Cash and Cash Equivalents

As of December 31, 2005 and 2004 cash and cash equivalents comprised the following:

	2005	2004
Cash at bank and on hand	**152,005**	252,993
Short-term deposits with original maturities of three months or less	**86**	396
Total	**152,091**	253,389

As of December 31, 2005 the Company had no restricted cash.

As of December 31, 2005 Cash at bank and on hand included amounts denominated in the following currencies:

	2005	2004
Russian Rubles	**152,091**	252,894
US Dollars	**-**	216
Euro	**-**	279
Total	**152,091**	253,389

(in thousands rubles)

17. Significant Non-Cash Transactions

In 2005 the Company purchased property, plant and equipment on finance lease terms in the amount of 11,468 (2004 – 144,980) and on a free of charge basis in the amount of 12,302 (2004 – 47,729). In 2005 the Company didn't purchased property, plant and equipment on a vendor financing terms (2004 – 307,808).

Non-cash transactions have been excluded from the consolidated statement of cash flows.

18. Share Capital

The Company has the following outstanding shares:

	Number of shares outstanding (thousands)		Number of treasury shares (thousands)	Shares outstanding		Treasury shares
	Preference shares	Ordinary shares		Preference shares	Ordinary shares	
As of December 31, 2003	202,023	735,917	(2,790)	573,392	2,088,637	(8,998)
Issued	48,347	145,128	-	48,347	145,128	
Treasury shares acquired in business combination	-	-	(4,140)	-	-	(47,066)
Treasury shares purchased	-	-	(808)	-	-	(7,044)
Treasury shares sold	-	-	655	-	-	2,286
As of December 31, 2004	250,370	881,045	(7,083)	621,739	2,233,765	(60,822)
Treasury shares purchased	-	-	(1,465)	-	-	(12,114)
Treasury shares sold	-	-	1,945	-	-	16,255
As of December 31, 2005	**250,370**	**881,045**	**(6,603)**	**621,739**	**2,233,765**	**(56,681)**

The nominal value of all issued shares is 1 Ruble each. The difference between the nominal and carrying value of shares reflects the effect of inflation in periods preceding January 1, 2003. All issued shares were fully paid up.

The ordinary shareholders are entitled to one vote per share. Class A preference shares give the holders the right to participate in general shareholders' meetings without voting rights except in instances where decisions are made in relation to re-organisation and liquidation of the Company, and where changes and amendments to the Company's Charter which restrict the rights of preference shareholders are proposed. The preference shares have no rights of redemption or conversion but carry non-cumulative dividends per share of 10% of Russian accounting net income for the year.

Annual amount of dividends on preference shares class A may not be less than dividends on ordinary shares. As such, the preference shareholders share in earnings is in line with ordinary shareholders and thus the preference shares are considered participating shares for the purpose of the calculation of earnings per share. If the Company fails to pay dividends, or has no profits in any year, the preferred shareholders have the right to vote in the general shareholders' meeting.

Distributable earnings of the parent company are limited to its retained earnings, as mandated by the statutory accounting rules. Statutory retained earnings of the Company as of December 31, 2005 and 2004 amounted to 6,847,607 and 5,299,818 respectively.

In accordance with the Russian legislation, dividends may only be declared to the shareholders of the Company from net income as shown in the Company's Russian statutory financial statements. The Company reported net income of 1,844,134 and 1,326,987 in its statutory financial statements in 2005 and 2004, respectively.

Treasury shares represent ordinary or preference shares of the Company bought by subsidiaries.

(in thousands rubles)

18. Share Capital (continued)

In 2006 dividend was declared in respect of 2005 at 0.265 Rubles per ordinary share (2004 – 0.248 Rubles) and 0.655 Rubles per preference share (2004 – 0.469 Rubles). Total dividend declared is disclosed in Note 29.

The Company's shareholding structure as of December 31, 2005 was as follows:

	Ordinary shares		Preference shares		Total
	Number (thousands)	%	Number (thousands)	%	Number (thousands)
OAO Svyazinvest	447,231	50.8%	-	-	447,231
Other entities	385,330	43.7%	155,418	62.1%	540,748
Individuals	45,458	5.2%	91,375	36.5%	136,833
Treasury shares	3,026	0.3%	3,577	1.4%	6,603
Total	**881,045**	**100%**	**250,370**	**100%**	**1,131,415**

In September 2001 the Company signed a depositary agreement with JP Morgan Chase Bank regarding placement of American Depositary Receipts (ADRs), Level 1. In accordance with the depositary agreement, each ADR represents 50 ordinary shares of the Company. As of December 31, 2005, 942,619 ADRs represented 47,130,950 deposited ordinary shares, which constituted 5.35% of total ordinary shares issued.

(in thousands rubles)

19. Borrowings

As of December 31, 2005 and 2004 outstanding borrowings included:

	Range of interest rate	2005	2004
Short-term borrowings			
Bank loans (Rubles)	6 – 15.5%	**530,438**	113,411
Vendor financing (US Dollars)	8 – 10%	**-**	17,785
Interest payable on bank loans, bonds, promissory notes and vendor financing		**65,240**	9,399
Total short-term borrowings		**595,678**	140,595
Long-term borrowings			
Bank loans			
Bank loans (Rubles)	8.6 – 11.2%	**2,200,079**	2,962,900
Bank loans (Euro)	3 – 4.5%	**1,860,757**	194,753
Total bank loans		**4,060,836**	3,157,653
Bonds (Rubles)	7.5%, 9.25%	**4,479,068**	1,500,288
Vendor financing			
Vendor financing (Rubles)	6.5 – 9%	**110**	2,107
Vendor financing (US Dollars)	6.5 – 9%	**257,723**	701,608
Vendor financing (Euro)	6.5 – 9%	**111,286**	214,360
Total vendor financing		**369,119**	918,075
Promissory notes			
Promissory notes (Rubles)	23%	**5,390**	1,649
Promissory notes (US Dollars)	6 – 8.5%	**12,574**	28,000
Promissory notes (Euro)	9.7%	**26,200**	24,688
Total promissory notes		**44,164**	54,337
Other loans			
Other loans (Rubles)	15.40%	**6,743**	6,745
Other loans (US Dollars)	6.5 – 9%	**9,477**	9,136
Total other loans		**16,220**	15,881
Less: Current portion of long-term borrowings		**(791,969)**	(2,465,835)
Total long-term borrowings		**8,177,438**	3,180,399

Long-term borrowings include interest of 5,231 as of December 31, 2005 (2004 – 7,637). As repayment of the interest is expected not earlier than in 2007, it was classified as long-term borrowings.

As of December 31, 2005 long-term borrowings had the following maturity structure:

Maturity date	Bank loans	Bonds	Vendor financing	Promissory notes	Other	Total
2006	11,802	450,000	310,025	15,704	4,438	791,969
2007	1,906,622	1,047,477	44,037	19,211	3,668	3,021,015
2008	1,657,779	2,981,591	14,405	7,220	-	4,660,995
2009	398,049	-	221	-	-	398,270
2010	36,965	-	236	-	-	37,201
After 2010	49,619	-	195	2,029	8,114	59,957
Total	**4,060,836**	**4,479,068**	**369,119**	**44,164**	**16,220**	**8,969,407**

(in thousands rubles)

19. Borrowings (continued)

The Company's long-term and short-term borrowings as of December 31, 2005 and 2004 were denominated in the following currencies:

	2005	2004
Russian Rubles	7,278,444	4,591,818
US Dollars	285,993	761,142
Euro	2,000,648	433,869
Total	**9,565,085**	**5,786,829**

Bank Loans

Ruble-denominated short-term borrowings represent bank loans obtained to finance working capital. In 2005 the Company received short-term loans from KB Sberbank (OAO), AKB Bank of Moscow (OAO), KB Citibank (ZAO), AKB Svyaz-Bank (OAO).

In 2005 the Company obtained long-term loans from Raiffeisen Bank Austria (ZAO), Citibank N.A. and Citibank International Plc. As of December 31, 2005 liabilities under long-term bank loans also included loans provided by KB Sberbank (OAO), Commerzbank (Eurasia) (ZAO), AKB Moskovsky Delovoy Mir (OAO), and Ukhtabank (OAO) under agreements signed prior to 2005.

Citibank N.A.

In December 2005 a 50,000 thousand Euro syndicated loan agreement was signed between the Company, Citibank N.A., Citibank International PLC and the original lenders. The Company has fully drawn down the credit facility. Transaction costs totaled 553 thousand Euro. Interest rate in the first interest period from December 23, 2005 through March 23, 2005 was fixed at 4.49% p.a. The agreement expires on March 24, 2009. Interest is accrued and payable on a quarterly basis.

As of December 31, 2005 the outstanding syndicated loan was 1,692,063 including interest accrued. The loan is not collaterized with property, plant and equipment.

Vnesheconombank

A credit facility was granted to the Company in 1995-1996 by the Russian Federation Ministry of Finance to finance telecom equipment purchases from various foreign vendors. Vnesheconombank acted as credit agent on behalf of the RF Government. The contractual currency is Euro. As of December 31, 2005 total amount due to Vnesheconombank was 170,419 (2004 – 194,753), including short-term portion of 11,802 (2004 – 7,169) and interest of 3,505 (2004 – 3,603). The liability was recognized at amortized cost with the use of effective interest rate of 7%. The loan is secured by property, plant and equipment with net book value of 78,679 (2004 – 97,563).

Restrictions and Covenants

Under the existing borrowing arrangements the Company has to comply with certain conditions, including maintenance of certain financial performance standards.

Under the credit agreements with Commerzbank (Eurasia) (ZAO) the Company agrees to maintain the following financial performance standards (computed based on IFRS financial statements):

- Debt to equity ratio – maximum 1:2;
- Net debt to EBIDTA ratio – maximum 2:1;
- EBITDA to net interest ratio – minimum 5:1;
- Equity - minimum 300,000 thousand Euro.

(in thousands rubles)

19. Borrowings (continued)

Bank Loans (continued)

Restrictions and Covenants (continued)

Under the syndicated loan with Citibank N. A. (arranger):
1. The Company agrees to maintain the following financial performance standards (computed based on IFRS financial statements):
   - Net debt to EBIDTA ratio – maximum 3:1;
   - EBITDA to net interest ratio – minimum 4:1;
   - Net debt to net capitalization (net assets excluding the effect of revaluation of assets, goodwill, dividend, minority interest, tax provision) - maximum 1
2. The following restrictions are imposed on operations:
   - Asset sales in a year < 10% of total assets;
   - Equity acquisitions in a year < 50,000 thousand Euro;
   - Investment programs in a year < 200,000 thousand Euro;
   - Loans and guarantees given < 10,000 thousand Euro.

In addition to obligations related to financial performance standard compliance, the Company is liable under agreements whereby banks may demand early repayment in the following instances:

Credit agreements with Commerzbank (Eurasia) (ZAO):
- Change of ownership of over 50% shares in the Company
- Evidence of bankruptcy;
- Liabilities to third parties of over 300,000 overdue for over 15 days.

Credit agreement with Raiffeisen Bank Austria (ZAO):
- Court judgment and/or threat of court proceedings against the Company for an amount exceeding 50,000;
- Overdue liability to third parties exceeding 50,000;
- Evidence of bankruptcy;
- Liquidation or reorganization of the Company;
- Undisputable write off or seizure of property totaling over 50 thousand US Dollars;
- Disposal, pledge of property in excess of 5,000,000.

Credit agreements with Vnesheconombank:
- Company's reorganization;
- One month delay in payment

Credit agreement with AKB Bank of Moscow (OAO)
The lender may demand early repayment of loan in the following instances:
- Reorganization of the Borrower that in the Lender's opinion, affects the Borrower's ability to meet its contractual obligations;
- Bankruptcy proceedings initiated against the Borrower, or announced voluntary liquidation of the Borrower, or announced preparations to voluntary liquidation of the Borrower.

Loan agreement with AKB Sberbank (OAO):
- Monthly receipts to the settlement account of the Company must exceed 500,000.

(in thousands rubles)

19. Borrowings (continued)

Bonds

The table below shows movements in bonds payable for years ended December 31, 2005 and 2004:

Bonds payable as of December 31, 2003	**1,010,685**
Repayment of the 1st bond issue	(300,000)
Placement of repurchased 2nd bond issue with premium of 39,395	789,395
Amortization of premium	(16,729)
Amortization of issue costs	16,937
Bonds payable as of December 31, 2004	**1,500,288**
3rd bond issue	3,000,000
Issue costs	(27,252)
Amortization of issue costs	28,698
Amortization of premium	(22,666)
Bonds redeemed under the offer attached to 2nd issue	(61,627)
Placement of bonds redeemed under the offer attached to 2nd issue	61,627
Bonds payable as of December 31, 2005	**4,479,068**

As of December 31, 2005 the Company had outstanding 2nd and 3rd issue bonds. The 2nd issue bonds carry 16 coupons, of which 8 have been repaid as of December 31, 2005. The interest rate under coupons 9 through 16 is 7.5% p.a. The nominal bond value is repayable in installments as follows: 30% - on October 4, 2006, 30% – on April 4, 2007. 40% are repayable on October 3, 2007, i.e. 1456 days since the date of placement. To reflect the offer attached to the issue, the liability under the bonds as of December 31, 2004 was classified as current portion of long term liability.

In March 2005 the Company registered the issue of 3,000,000 certified coupon bonds with par value of 1,000 Rubles each carrying 24 interest bearing coupons. Payments under the first coupon are due on the 91st day from the date of bond placement, and other coupon payments are effected every 91 day. The interest rate under coupons 1 through 12 is set at 9.25% p.a. The Board of Directors will establish the interest rate for coupons 13-24 outstanding by February 2008. The bonds mature in February 2011, in 2184 days from the date of placement. The nominal bond value is repayable in installments as follows: 30% - February 25, 2010, 30% – August 26, 2010, and 40% - February 24, 2011. Under the terms of the issue, bondholders are entitled to early redemption in February 2008.

(in thousands rubles)

19. Borrowings (continued)

Vendor Financing

Long-term vendor financing outstanding as of December 31, 2005 and 2004 was as follows:

Vendor	Currency	Maturity	Agreed interest rate	2005	2004
IBM East Europe/Asia	USD	2006	Discount	**219,904**	598,818
AKB Svyaz -Bank (OAO)	EUR	2007-2008	7.5%	**89,263**	-
Verisel-Telecom	USD	2006	0%	**17,646**	25,625
Lucent Technologies	EUR	2006	6.6%-9%	**12,713**	32,811
Siemens	EUR	2007-2008	0%, EURIBOR+2.5%, 7.5%	**9,309**	182,041
Inlain Technologies	USD	2006	LIBOR+4%	**8,581**	19,750
Iskratel	USD	2005-2006	0%,6%,6.5%	**7,473**	24,275
FGUP LONIIS	USD	2006	0%	**2,949**	5,499
Kvant-Intercom	USD,RUR	2005, 2011	0%,9%	**1,230**	2,935
Others	USD,RUR	2005-2006	0%	**51**	1,486
Elis Kaliningrad	USD	2005	8.42%	-	18,284
Dialog Seti	USD	2005	0%	-	6,551
Total				**369,119**	918,075

The liability to OOO IBM East Europe/Asia is represented by liability under promissory notes issued by the Company in 2004 as a security for Amdocs Billing Suite software delivery. As of December 31, 2005 un-amortized discount on the notes payable was 2,643 (2004 – 26,898). The outstanding liability as of the year end was 219,904.

Liability under interest-free vendor financing agreements as of December 31, 2005 was initially recognized at fair value based on discount rate of 7% to 8.2%. Subsequently the liability has been carried at amortized cost.

Promissory notes

In 2000-2003 the Company issued promissory notes to finance its current needs and restructure liabilities. Notes issued are accounted for at amortized cost using the effective interest rate of 23% for ruble-denominated notes, 6-8.5% for US dollar denominated notes and 9.7% for Euro denominated notes.

(in thousands rubles)

20. Finance Lease Obligations

The Company has finance lease contracts for telecommunication equipment and vehicles. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments as of December 31, 2005 and 2004 are as follows:

	2005		2004	
	Minimum lease payments	**Present value payments**	**Minimum lease payments**	**Present value of payments**
Current portion	**281,487**	**189,216**	341,208	205,206
1 to 5 years	**374,584**	**302,121**	647,865	485,426
Total minimum lease payments	**656,071**	**491,337**	989,073	690,632
Less amounts representing finance charges	**(164,734)**	**-**	(298,441)	-
Present value of minimum lease payments	**491,337**	**491,337**	690,632	690,632
Less amounts representing current portion of finance lease liabilities	**(189,216)**	**-**	(205,206)	-
Long-term finance lease liabilities	**302,121**	**302,121**	485,426	485,426

In 2005 and 2004, the Company's primary lessors were OAO RTC-Leasing and OAO Leasing Telecom. In 2005, the effective interest rate on lease liabilities ranged from 13% to 45% per annum (2004 - 21% to 45% per annum).

OAO RTC-Leasing purchases telecommunication equipment from domestic and foreign suppliers and leases the equipment. The Company's obligations under capital leases to OAO RTC-Leasing as of December 31, 2005 comprised 571,914 (2004 – 842,846), including 422,154 (2004 – 578,635) of principal amount and 149,760 (2004 – 264,211) of interest payable.

Pursuant to agreements concluded with OAO RTC-Leasing, the lessor is entitled to adjust the lease payment schedule in the event of change of certain macroeconomic conditions, in particular, change in the refinancing rate of the Central Bank of the Russian Federation.

OAO Leasing Telecom mostly purchases vehicles from domestic and foreign suppliers and leases the vehicles. The Company's obligations to OAO Leasing Telecom under the contracts as of December 31, 2005 were 68,338 (2004 – 106,076), including 54,869 (2004 – 79,544) of principal amount and 13,469 (2004 – 26,533) of interest.

As of December 31, 2005 and 2004 financial lease obligations denominated in foreign currencies, mainly US Dollar and Euro amounted to 9,307 and 29,322 respectively.

(in thousands rubles)

21. Accounts Payable, Accrued Expenses and Advances received

As of December 31, 2005 and 2004 accounts payable, accrued expenses and advances received of the Company comprised the following:

	2005	2004
Salaries and wages	**628,935**	744,359
Trade accounts payable	**454,493**	238,576
Advances received from subscribers	**348,719**	351,472
Accounts payable to equipment suppliers and constructors	**113,535**	676,454
Other accounts payable	**68,779**	48,622
Total	**1,614,461**	2,059,483

As of December 31, 2005 accounts payable of 40,052 (2004 – 240,620) are denominated in foreign currencies, mainly Euro and US Dollars.

Other accounts payable include outstanding payables to insurance providers, trade union contributions and agent fees payable.

22. Taxes Payable

As of December 31, 2005 and 2004 the Company had the following taxes payable:

	2005	2004
Value added tax	**364,937**	496,015
Unified social tax	**213,862**	199,154
Assets tax	**90,540**	85,930
Personal income tax	**20,733**	23,698
Other taxes	**3,860**	4,894
Profits tax	**304**	155,122
Total	**694,236**	964,813

Payment of value added tax of 245,149 (2003 – 352,060) is conditional upon collection or write-off of the respective trade accounts receivable.

23. Pension Liabilities and Other Long-term Employee Benefits

In addition to mandatory contributions to the Russian Federation Pension Fund the Company provides non-government pensions to employees by using post-employment benefit plans.

Defined benefit pension plans

Most employees are covered by defined benefit pension plans. The defined benefit pension plans provides old age retirement pension and disability pension. The plans provide for payment of retirement benefits starting from statutory retirement age, which are currently 55 for women and 60 for men. The benefits are based on a specific formula. According to the formula the benefits depend on the number of parameters for each branch of the Company, including the relative pay of participants and their past service in the Company at retirement. The benefits are not vesting and are subject to the employee retiring from the Company on or after the above-mentioned ages.

Non-government pension fund Telecom-Soyuz, which is related to the Company (Note 33), maintains the defined benefit pension plan.

The Company also provides several long-term employee benefits such as a death-in-service benefit and lump-sum payments upon retirement of a defined benefit nature.

(in thousands rubles)

23. Pension Liabilities and Other Long-term Employee Benefits (continued)

Defined benefit pension plans (continued)

Additionally, the Company provides financial support, of a defined benefit nature, to its old age and disabled pensioners.

As of December 31, 2005 there were 27,647 working employees covered by defined benefit pension plan and 289 potential pensioners eligible to post-employment and post-retirement program of the Company, (as of December 31, 2004 –34,652 and 308 respectively).

As of December 31, 2005 and 2004 the Company's net liabilities under defined benefit pension plans comprised the following:

	2005	2004, as restated *(see Note 2)*
Present value of defined benefit obligation	**1,817,541**	1,396,485
Fair value of plan assets	**(136,885)**	(66,960)
Present value of unfunded obligations	**1,680,656**	1,329,525
Unrecognized past service cost	**172,709**	217,128
Unrecognised actuarial gains (losses)	**(694,318)**	(391,733)
Net pension liability in the balance sheet	**1,159,047**	1,154,920

As of December 31, 2005 management estimated employees' average remaining working life at 7 years (2004 – 12 years).

The amount of net expense on defined benefit pension plans recognized in 2005 and 2004 is as follows:

	2005	2004, as restated *(see Note 2)*
Service cost	**105,477**	122,000
Interest cost	**129,274**	162,812
Expected return on plan assets	**(10,359)**	(30,036)
Amortization of past service cost – non-guaranteed potion	**49,740**	52,619
The effect of curtailment or settlement	**(9,260)**	26,459
Recognized actuarial gain	**(6,565)**	-
Past service cost recognized immediately	**22,020**	-
Net expense on the defined benefit pension plan	**280,327**	333,854

The amount of net expense on defined benefit pension plans is included in the consolidated statement of operations line Wages, salaries, other benefits and payroll taxes.

(in thousands rubles)

23. Pension Liabilities and Other Long-term Employee Benefits (continued)

Defined benefit pension plans (continued)

Movements in the net liability for defined benefit pension plans in 2005 and 2004 were due to the following factors:

	2005	**2004, as restated** *(see Note 2)*
Net pension liability as of January 1	**1,154,920**	832,777
Net expense for defined benefit pension plans	**280,327**	346,811
Pension obligations arisen as a result of business combination	**-**	110,771
Contributions	**(276,200)**	(135,439)
Net pension liability as of December 31	**1,159,047**	1,154,920

As of December 31, 2005 and 2004 actuarial assumptions for defined benefit pension plans were as follows:

	2005	**2004**
Discount rate	7%	9,18%
Expected return on plan assets	7,05%	9,33%
Future salary increases	8,15%	9,18%
Relative pay increase (career progression)	1%	1%
Rate used for calculation of annuity value	6%	6%
Increase in financial support	5%	6%
Staff turnover	10%	5%
Mortality tables (source of information)	USSR 1985-86	Russia 1998

Movements in the net assets of defined benefit pension plans during 2005 and 2004 were attributable to the following factors:

	2005	**2004, as restated** *(see Note 2)*
Fair value of plan assets as of January 1	**66,960**	274,598
Actual return on plan assets	**8,482**	6,073
Employer contributions	**275,610**	135,439
Plan assets acquired as a result of business combination	**-**	41,332
Benefits paid	**(214,167)**	(390,482)
Fair value of plan assets as of December 31	**136,885**	66,960

Actual return on plan assets for 2005 was 7.64%.

As of December 31, 2005 the fair value of the pension plan's assets included the Company's shares totaling 0.06% of total assets (in 2004 the pension plan's assets did not include financial instruments issued by the Company).

(in thousands rubles)

23. Pension Liabilities and Other Long-term Employee Benefits (continued)

Jubilee and long service employee benefits

The Company has liabilities under jubilee and long service employee benefits. As of December 31, 2005 and 2004 the Company's liabilities to employees were as follows:

	2005	2004, as restated *(see Note 2)*
Long service employee benefits	110,213	47,295
Jubilee employee benefits	32,693	26,425
Total obligations	**142,906**	**73,720**

24. Revenues

By revenue type	2005	2004, as restated *(see Note 2)*
Local telephone services	**8,129,287**	5,582,458
Long distance telephone services - national	**5,087,467**	4,184,802
Long distance telephone services - international	**1,531,418**	1,368,668
Services to national operators	**1,124,046**	809,428
New services (Internet, ISDN, ADSL, IP-telephony)	**1,097,808**	688,827
Other communication services	**1,027,737**	785,350
Installation and connecting fees	**747,618**	630,953
Radio and TV broadcasting	**329,136**	231,463
Data transfer and telematic services	**288,094**	197,976
Rent of telephone channels	**263,409**	110,860
Documentary services	**49,640**	58,136
Cellular services	**9,836**	26,865
Other revenues	**856,418**	779,343
Total	**20,541,914**	15,455,129

The Company identifies revenue by the following major customer groups:

By customer group	2005	2004, as restated *(see Note 2)*
Residential customers	**12,195,232**	8,032,289
Corporate customers	**6,708,207**	5,305,977
Government customers	**1,637,190**	1,112,094
Tariff compensation from the state budget	**1,285**	1,004,769
Total	**20,541,914**	15,455,129

(in thousands rubles)

25. Other Operating Expenses, net

	2005	2004, as restated *(see Note 2)*
Payment to Non-Commercial Partnership	**144,099**	128,042
Universal service fund payments	**142,516**	-
Agency fees	**136,608**	55,836
Business travel expenses and representation costs	**84,854**	51,532
Advertising expenses	**78,824**	60,623
Post services	**74,184**	49,233
Payments of professional unions, cultural events expenses	**58,927**	38,047
Training expenses	**34,079**	30,407
Charitable and sponsor contribution	**25,798**	33,317
Telecommunication regulatory fees	**-**	44,462
Other expenses	**113,145**	231,818
Total	**893,034**	723,317

In 2005 in accordance with the Law On Communications and following the procedure established by the Russian Federation Government Resolution of April 21, 2005 No 243, the Company made a mandatory contribution to the universal service fund. The contribution is fixed at 1.2% of the difference between income from communication services provided through the public network and income from interconnection services.

26. Interest Expense, net

	2005	2004
Interest income	**(95,443)**	(12,954)
Interest expense	**714,724**	320,895
Interest expense accrued on financial lease	**139,157**	136,784
Less: capitalized interest (Note 6 and 7)	**(163,284)**	(118,928)
Total	**595,154**	325,797

27. Income Tax

Income tax charge for the years ended December 31, 2005 and 2004 comprised the following:

	2005	2004, as restated *(see Note 2)*
Current income tax expense	**882,076**	680,751
Deferred income tax benefit	**(304,275)**	(286,774)
Total income tax expense	**577,801**	393,977
Current income tax expense	**885,076**	626,884
Additional prior year income tax accrued in current period	**(3,000)**	53,867
Total current income tax expense	**882,076**	680,751
Deferred income tax benefit relating to origination of temporary differences	**(304,275)**	(286,774)
Total deferred income tax expense (income)	**(304,275)**	(286,774)
Total income tax for the year	**577,801**	393,977

(in thousands rubles)

27. Income Tax (continued)

A reconciliation of the theoretical tax charge to the actual income tax charge is as follows:

		2004, as restated *(see Note 2)*
Profit before income tax and minority interest	**1,988,668**	1,066,477
Statutory income tax rate	**24%**	24%
Theoretical tax charge at statutory income tax rate	**477,280**	255,955
Increase (decrease) resulting from the effect of:		
Non-taxable income	**(13,034)**	(174,021)
Expenses not deductible for tax purposes	**323,407**	304,452
Deferred tax asset recognized for defined benefit pension obligation	**(207,428)**	-
Other adjustments	**(2,425)**	7,591
Total income tax charge for the year at the effective rate of 29 % (2004 – 37%)	**577,801**	393,977

In the December 2005 the Company changed terms of agreement with NPF Telecom-Soyuz (Note 33) which maintains the defined benefit pension plan of OAO North-West Telecom. The changes imply that the Company's contributions to non-state pension fund are accounted at employees' personal accounts. Accordingly the Company received a right to deduct such expenses, previously non-deductible, for income tax purposes. Due to this fact in 2005 the Company recognized deferred tax asset in the amount of 207,428 for the defined benefit pension plan obligations maintained by NPF Telecom-Soyuz.

The composition of deferred income tax assets and liabilities as of December 31, 2005 and 2004 and their movement in 2005 was as follows:

	2005	**2004, as restated** *(see Note 2)*
Tax effect of deferred tax assets:		
Accounts payable, accrued expenses and advances received	**205,544**	176,702
Pension liabilities and other long-term employee benefits	**207,428**	-
Accounts receivable	**13,725**	103,809
Finance lease obligations	**25,474**	-
Other	**-**	2,436
Deferred tax assets, total	**452,170**	282,947
Tax effect of deferred tax liabilities:		
Property, plant and equipment	**(1,620,599)**	(1,761,288)
Investments in associates and financial investments	**(1,865,208)**	(1,328,449)
Intangible assets	**(38,816)**	(22,673)
Finance lease obligations	**-**	(955)
Other	**(65)**	(11,486)
Deferred tax liabilities, total	**(3,524,688)**	(3,124,851)
Total net deferred tax liabilities (assets)	**(3,072,518)**	(2,841,904)

(in thousands rubles)

27. Income Tax (continued)

The movement in net deferred tax asset (liability) for the years 2005 and 2004 is presented below:

	2005	2004, as restated *(see Note 2)*
Deferred tax liability as of January 1, net	**(2,841,904)**	(2,341,777)
Deferred tax income	**304,275**	286,774
Deferred tax related to change of fair value of investment available-for-sale	**(532,724)**	(183,667)
Deferred tax related to acquired subsidiaries	**(2,165)**	(601,820)
Deferred tax related to investment disposal	**-**	(1,414)
Deferred tax assets (liabilities) as of December 31, net	**(3,072,518)**	(2,841,904)

28. Earnings per Share

Earnings per share is calculated by dividing the net income attributable to participating shareholders by the weighted average number of ordinary and preference shares in issue during the period, excluding the average number of ordinary shares purchased by the Company and held as treasury shares (Note 18).

The calculation of basic and diluted earnings per preferred and ordinary share is presented below (earnings per share data are stated in Rubles):

	2005	2004, as restated *(see Note 2)*
Weighted average number of preference shares outstanding (thousands)	**250,369**	214,076
Weighted average number of ordinary shares outstanding (thousands)	**881,045**	772,100
Adjusted for weighted average number of treasury shares (thousands)	**(6,813)**	(3,894)
Weighted average number of ordinary and preference shares outstanding (thousands)	**1,124,601**	982,282
Net income	**1,410,867**	672,500
Earnings per share (basic/diluted)	**1.25**	0.68

There are no dilutive instruments, therefore basic earnings per share equal to diluted earnings per share.

29. Dividends Declared and Proposed for Distribution

Dividends paid to shareholders are determined by the Board of Directors, declared and officially approved at the annual shareholders' meeting. Earnings available for dividends are limited to profits determined in accordance with the federal law On Joint Stock Companies and based on financial statements prepared in accordance with the federal law On Accounting and Russian accounting and reporting regulations.

Dividends declared in 2005 based on 2004 results

The annual shareholders' meeting approved the following dividends based on 2004 results:

Dividends on ordinary shares - 0.248 Rubles per share	218,532
Dividends on preference shares - 0.468 Rubles per share	117,423
Total	**335,955**

(in thousands rubles)

29. Dividends Declared and Proposed for Distribution (continued)

Dividends declared and approved by the annual shareholders' meeting subsequent to year end (Note 35)

Dividends on ordinary shares - 0.265 Rubles per share	233,477
Dividends on preference shares - 0.652 Rubles per share	163,241
Total	**396,718**

30. Operating Lease

As of December 31, 2005 and 2004 minimum lease payments under non-cancelable operating lease agreements were allocated as follows:

	2005	2004
Current portion	**171,052**	237,646
1 to 5 years	**205,526**	237,645
Over 5	-	-
Total	**376,578**	475,291

The Company's expenses on operating lease recognized in lines Rent of premises and other property and Interconnection charges of the consolidated statement of operations in 2005 in the amount of 225,354 (2004 – 140,181) and 203,581 (2004 – 122,307) respectively.

	2005	2004
Lease of premises	**158,426**	90,011
Lease of channels from domestic operators	**126,200**	50,503
Lease of other property	**66,928**	50,170
Lease of channels from OAO Rostelecom	**77,381**	71,804
Total	**428,935**	262,488

31. Contingencies and Operating Risks

Operating Environment of the Company

The Russian economy while deemed to be of market status continues to display certain characteristics consistent with that of a market in transition. These characteristics include, but are not limited to, relatively high inflation and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The stability of the Russian economy will be significantly impacted by the government's policies and actions with regards to supervisory, legal, and economic reforms.

Management cannot predict what effect changes in fiscal or tariff policies may have on the Company's current financial position or its ability to make future investments in property, plant and equipment. The consolidated financial statements do not include any adjustments that might result from these uncertainties. Related effects will be reported in the financial statements as they become known and estimable.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Company may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. It is not practical to determine the amount of unasserted claims that may manifest, if any, or the likelihood of any unfavourable outcome. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years proceeding the year of review. Under certain circumstances reviews may cover longer periods.

31. Contingencies and Operating Risks (continued)

Claims of tax authorities

Management believes that the Company's tax liabilities for the current and preceding periods were properly calculated and presented in the financial statements in full. However, based on recent tax examinations of other entities of Svyazinvest Group, management believes, that there is a risk of receiving significant tax claims with respect to the matters, assuming varying interpretations of the tax regulations, in particular matters on settlements between operators for interconnection services. Management believes that the Company has appropriate arguments to litigate possible tax claims. Nevertheless, due to the absence of the established legal practices with respect to such claims legal proceedings currently are largely uncertain.

Insurance Coverage

During 2005, the Company did not maintain insurance coverage on a significant part of its property, plant and equipment, business interruption losses, or third party liability in respect of property or environmental damage arising from accidents relating to the Company's property or the Company's operations. Until the Company obtains adequate insurance coverage, there is a risk that losses resulting from destruction of certain assets could have a material adverse effect on the Company's operations and financial position.

Legal system

The Russian legal system is characterized by (1) inconsistencies between and among laws, Presidential decrees, and Russian governmental, ministerial and local orders, decisions, and resolutions and other acts; (2) conflicting local, regional and federal rules and regulations; (3) the lack of judicial and administrative guidance on interpreting legislation; (4) the relative inexperience in legislation interpretation; and (5) a high degree of discretion on the part of governmental authorities.

Management is unable to estimate what developments may occur in respect of the Russian legal system or the resulting effect of any such developments on the Company's financial condition or future results of operations. In the foreseeable future economic instability in the country may affect the Company's operations. The financial statements do not include any adjustment that may result from these uncertainties.

Legal Proceeding

During the year, the Company was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. In the opinion of management, there are no current legal proceedings or other claims outstanding, which could have a material effect on the result of operations or financial position of the Company and which have not been accrued or disclosed in these consolidated financial statements.

Licenses

The Company's major revenues are derived from financial and economic activity carried out in accordance with licenses issued by the Ministry of the Russian Federation on telecommunication and informatization. Main operational licenses and supplementary licenses expire during the period from 2006 to 2013. Management believes that there are no grounds for non-prolongation of existing licenses, suspension or extinguishment of any of the licenses.

Suspension of main operational licenses of the Company or non-prolongation of some or all of licenses may have an adverse effect on the financial results of the Company.

It is also known that the government of the Russian Federation plans to strengthen competition in telecommunication, for the reason of which it may issue additional licenses for local and international services to other operators. At the present time it is impossible to predict consequences, if any, of such changes on the Company's financial and economic activity.

(in thousands rubles)

31. Contingencies and Operating Risks (continued)

Guarantees Issued

The Company stands as payment guarantor of third parties' liabilities totaling to 695,148 (2004 – 754,438). Company's management does not anticipate any material liabilities to arise in connection with the guarantees.

Universal Service Fund Payments

Industry regulations effective as of December 31, 2005 did not provide clear guidance with respect to the method of calculation of the allocation to the fund that may lead to uncertainty in composition of the basis for such payments. Accordingly, there is a risk of incorrect calculation of the payments to this fund.

32. Contractual Commitments

Capital Investments

As of December 31, 2005 and 2004 the Company had commitments for capital investments into modernization and expansion of its network in the amount of 22,918 and 252,312, respectively.

Acquisition of Property, Plant and Equipment

As of December 31, 2005 and 2004 the Company had contractual commitments to acquire property, plant and equipment of 11,739 and 66 353, respectively.

33. Balances and Transactions with Related Parties

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely the legal form.

Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

The nature of the related party relationships for those related parties with whom the Company entered into significant transactions or had significant balances outstanding as of December 31, 2005 are detailed below.

(in thousands rubles)

33. Balances and Transactions with Related Parties (continued)

Rendering Services

During the year ended December 31, 2005 and 2004 the Company rendered services to the following related parties:

Related party	Relationship	Type of sales	Price determination method	2005	2004
OAO Rostelecom	Svyazinvest Group company	Communication services, income from incoming international traffic to the operator's network	Normal commercial terms	**819,018**	675,704
Svyazinvest and associates		Communication services	Normal commercial terms	**41,389**	-
OAO Telecominvest and associates		Communication services, nonresidential property lease	Normal commercial terms	**668,138**	571,534
ZAO WestBalt Telecom	Associate	Communication services	Normal commercial terms	**6,758**	11,080
SZAO Medexpress	Associate	Communication services	Normal commercial terms	**1,329**	902
Others				**2,202**	1,033
Total				**1,538,834**	1,260,253

Purchases

In 2005 and 2004 the Company purchased goods, products, property, plant and equipment and other assets from the following related parties:

Related party	Relationship	Type of purchases	Price determination method	2005	2004
OAO Rostelecom	Svyazinvest Group company	Communication services	Normal commercial terms	**2,864,008**	2,420,086
Svyazinvest and associates		Communication services, information services, advertising	Normal commercial terms	**48,653**	2,769
Non-Commercial Partnership	Svyazinvest Group company	Communication services, information services, advertising	Normal commercial terms	**144,099**	128,042
OAO Telecominvest and associates		Communication services, nonresidential property lease	Normal commercial terms	**677,771**	256,008
SZAO Medexpress	Associate	Insurance services	Normal commercial terms	**75,657**	104,025
Others				**63,916**	17,312
Total				**3,874,104**	2,928,242

(in thousands rubles)

33. Balances and Transactions with Related Parties (continued)

Balances with related parties

Accounts Receivable

As of December 31, 2005 and 2004 balances of accounts receivable from related parties were as follows:

Related party	Relationship	Type of receivable	Price determination method	2005	2004
OAO Rostelecom	Svyazinvest Group company	Communication services	Normal commercial terms	**2,469**	6
Svyazinvest and associates		Communication services, information services, advertising	Normal commercial terms	**247,996**	-
OAO Telecominvest and associates		Communication services, nonresidential property lease	Normal commercial terms	**67,051**	59,961
Others				**855**	201
Total				**318,371**	60,168

Accounts Payable

As of December 31, 2005 and 2004 balances of accounts payable to related parties were as follows:

Related party	Relationship	Type of payables	Price determination method	2005	2004
OAO Rostelecom	Svyazinvest Group company	Communication services	Normal commercial terms	**146,282**	159,245
SZAO Medexpress	Associate	Insurance services	Normal commercial terms	**9,418**	3,763
OAO Telecominvest and associates		Communication services, nonresidential property lease	Normal commercial terms	**88,125**	96,666
Others				**3,213**	347
Total				**247,038**	260,021

OAO Svyazinvest

The Company's parent entity - OAO Svyazinvest - was wholly owned by the Russian Government until July 1997 when the Government sold 25% plus one share of the Charter Capital of OAO Svyazinvest to the private sector.

An effectively operating telecommunications and data transmission facility is of great importance to Russia for various reasons including economic, strategic and national security considerations. Consequently, the Government has and may be expected to continue to exercise significant influence over the operations of OAO Svyazinvest and its subsidiary companies.

The Government's influence is not confined to its share holdings in OAO Svyazinvest. It has general authority to regulate tariffs, including local and intra-regional telephone services tariffs. In addition, the Ministry of Information Technologies and Communications of the Russian Federation has control over the licensing of providers of telecommunications services.

(in thousands rubles)

33. Balances and Transactions with Related Parties (continued)

OAO Rostelecom

OAO Rostelecom, a majority-owned subsidiary of OAO Svyazinvest, is the primary provider of domestic long distance and international telecommunications services in the Russian Federation. In 2005 domestic long distance and international telecommunications services were provided to subscribers on behalf of OAO North-West Telecom. Revenues from rendering of the services were recognized as the Company's revenues. Also the Company incurred transit costs on domestic and international long-distance traffic rendered by Rostelecom. These expenses are stated as interconnection charges. Starting January 1, 2006, new agreements between OAO North-West Telecom and OAO Rostelecom have been put into effect (Note 35).

Non-Commercial Partnership Center for Research of Problems in Development of Telecommunications

Non-Commercial Partnership Center for Research of the Problems in Development of Telecommunications (hereinafter the Partnership) is a related party of OAO Svyazinvest. The Company has an agreement with the Partnership, under which it provides financing industry research and common administrative activities on behalf of the Company and other subsidiaries and associates of OAO Svyazinvest. Payments to the Partnership included in other operating expenses in the accompanying consolidated statement of operations for the year ended December 31, 2005 amounted to 144,099 (2004 –128,042).

Non-government Pension Fund Telecom-Soyuz

In 2004 the Company signed pension agreements with NPF Telecom-Soyuz (Note 23), a related party of OAO Svyazinvest. Under the agreements, the Company is liable to pay fixed contributions to be agreed between the parties on an annual basis. Total payments from the Company under non-government pension plans in 2005 amounted to 258,525 (2004– 122,624). The amount agreed for 2006 is 165,785.

Transactions with government organizations

Government organizations are a significant element in the Company's customer base, purchasing services both directly through numerous authorities and indirectly through their affiliates. Certain entities financed by the Government budget are users of the Company's network. In addition, the Government may by law require the Company to provide certain services to the Government in connection with national security and the detection of crime.

Government subscribers accounted for approximately 5% of trade accounts receivable as of December 31, 2005 (2004 – 6%). Amounts outstanding from government subscribers as of December 31, 2005, amounted to 87,131 (2004 – 116,616).

Compensation to key management personnel

Key management personnel comprise members of Management Board and Board of Directors of the Company, totaling 22 as of December 31, 2005 and 2004. Total compensation to key management personnel included in the statement of operations line Wages, salaries, other benefits and payroll taxes for year ended December 31, 2005 amounted to 41,094 (2004 – 37,155).

Compensation to key management personnel consists of contractual salary, performance bonus depending on operating results and payments for non-government pension benefits.

(in thousands rubles)

34. Financial Instruments

The Company's principal financial instruments comprise bank loans, finance leases and cash and short-term deposits. The main purpose of these instruments is to raise finance for the Company's operations. The Company has other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

Foreign exchange risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect the Company's financial results. Foreign currency denominated liabilities (Note 19, 20 and 21) give rise to foreign exchange exposure.

The Company does not use such financial instruments as currency forward contracts, currency options to manage these risks.

As of December 31, 2005 the Company's liabilities of 2,294,617 (2004 – 1,222,997) were denominated in foreign currencies, including US Dollar denominated liabilities of 287,864 (2004 – 775,857), and Euro denominated liabilities of 2,006,753 (2004 – 447,140).

For the period from January 1, 2005 to December 31, 2005 exchange rate of the Russian Ruble to US Dollar decreased by approximately 4% and exchange rate of the Russian Ruble to Euro increased by less than 10%. Possible fall in the exchange rate of the Russian Ruble will lead to increase in the amount of the Company's borrowings, as well as will cause difficulties in attraction of funds including for refinancing of existing debt.

Interest rate risk

Interest rate risk is the risk that changes in market interest rates may negatively impact the Company's financial results.

Interest rate risk mainly relates to debt instruments with floating interest rate denominated mainly in US Dollars and Euro. As of December 31, 2005 approximately 17% (2004 - 10%) of total borrowings were obtained with floating interest rate attached to them.

The following table presents the Company's financial instruments that are exposed to interest rate risk as of December 31, 2005 and 2004:

As of December 31, 2004	**< 1 year**	**1 - 5 years**	**> 5 years**	**Total**
Fixed rate				
Short-term obligations	140,595			140,595
Long-term obligations	2,416,534	3,038,892	108,644	5,564,070
Finance lease obligations	50,389	61,608		111,997
Floating rate				
Long-term obligations	49,301	32,863		82,164
Finance lease obligations	154,817	423,818		578,635
As of December 31, 2005	**< 1 year**	**1 - 5 years**	**> 5 years**	**Total**
Fixed rate				
Short-term obligations	593,973			593,973
Long-term obligations	764,118	6,422,490	59,947	7,246,555
Finance lease obligations	189,216	302,121		491,337
Floating rate				
Short-term obligations	1,705			1,705
Long-term obligations	26,762	1,695,001		1,721,763

34. Financial Instruments (continued)

Interest rate risk (continued)

The floating rate payable is generally determined based on the London Interbank Offered Rate (LIBOR), Frankfurt Interbank Offered Rate (FIBOR), European Interbank Offered Rate (EURIBOR), and German export credit rate (Plafond-C).

The Company does not use such financial instruments as interest swap or forward rate agreements to hedge its interest risks.

Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument. The other financial instruments of the Company that are not included into the above tables are non-interest bearing and are therefore not subject to interest rate risk.

Credit risk

Credit risk is the risk that counter-party will fail to discharge an obligation and cause the Company to incur a financial loss.

Financial assets, which potentially subject the Company to credit risk, consist principally of trade receivables. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk.

The Company has no significant concentrations of credit risk due to significance of the client base and regular monitoring procedures over customers' and other debtors' ability to pay debts. Part of accounts receivable is represented by state and other non-commercial organizations. Recovery of this debt is influenced by political and economic factors, however, management believes that as of December 31, 2005 there is no significant risk of loss to the Company beyond the provision already recorded.

The Company places available cash on deposits with a number of Russian commercial financial institutions, including AKB Svyaz-Bank (OAO), which is a related party. Insurance of bank deposits is not provided to financial institutions operating in Russia. Management regularly monitors the financial position of AKB Svyaz-Bank (OAO) where cash and deposits are maintained and believes that the collectibility is reasonably assured.

(in thousands rubles)

34. Financial Instruments (continued)

Fair value of financial instruments

Fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction (except for forced sale or liquidation). Market prices are considered to be the best evidence of faire value.

Financial Instruments	2005 Carrying Amount	2005 Fair Value	2004 Carrying Amount	2004 Fair Value
Financial Assets				
Investments in associates	**92,215**	**92,215**	85,046	85,046
Long-term investments held to maturity	**-**	**-**	8,000	8,000
Long-term investments available for sale	**7,796,831**	**7,796,831**	5,585,932	5,585,932
Long-term accounts receivable	**8,434**	**8,434**	6,554	6,554
Long-term borrowings given	**25,180**	**25,180**	30,585	30,585
Accounts receivable	**1,181,806**	**1,181,806**	1,173,279	1,173,279
Short-term investments held to maturity	**1,042,626**	**1,042,626**	7,366	7,366
Cash and cash equivalents	**152,091**	**152,091**	253,389	253,389
Total	**10,299,183**	**10,299,183**	7,150,151	7,150,151
Financial Liabilities				
Long-term loans	**4,061,291**	**4,061,291**	2,781,040	2,781,040
Long-term bonds	**4,029,068**	**4,130,115**	-	-
Long-term promissory notes	**28,239**	**28,239**	39,037	39,037
Long-term vendor financing	**58,840**	**58,840**	360,322	360,322
Long-term finance lease obligations	**302,121**	**302,121**	485,426	485,426
Accounts payable	**2,470,909**	**2,470,909**	3,201,819	3,201,819
Short-term loans	**595,678**	**595,678**	140,595	140,595
Current portion of long-term loans	**16,241**	**16,241**	392,494	392,494
Current portion of long-term bonds	**450,000**	**445,635**	1,500,288	1,545,000
Current portion of long-term promissory notes	**15,704**	**15,704**	15,300	15,300
Current portion of long-term vendor financing	**310,024**	**310,024**	557,753	557,753
Current portion of long-term finance lease obligations	**189,216**	**189,216**	205,206	205,206
Total	**12,527,331**	**12,624,013**	9,679,280	9,723,992

35. Subsequent Events

New provisions of the Federal Law on Communications

The legislative framework for the reform of the Russian telecommunications industry is the Federal Law on Communications of 2004. To implement the Federal Law on Communications, the Russian Government approved new rules and regulations for the interconnection and interaction of telecommunications networks, for the provision of local, intra-regional, domestic long-distance and international long-distance telephone services, and other regulations for the provision of long-distance services, including licensing requirements for telecommunications operators. The transition to the new system of interaction on January 1, 2006 stems from these new requirements under Russian legislation.

(in thousands rubles)

35. Subsequent Events (continued)

New provisions of the Federal Law on Communications (continued)

New regulations required in pursuance of the Federal Law on Communications come into force starting January 1, 2006:

- Decision of the government of the Russian federation no. 161 of March 28, 2005 on endorsing the Rules for connecting electric communication networks and for their interaction (with Amendments and Addenda of June 30, December 29, 2005)
- Decision of the government of the Russian federation no. 310 of May 18, 2005 on the approval of Rules for Rendering Services of Local, Intra-Regional, Inter-City and International Telephone Communication (approved by Decision of the Government of the Russian Federation No. 310 of May 18, 2005) (with the Amendments and Additions of June 30, December 29, 2005).
- Decision of the government of the Russian federation no. 242 of April 21, 2005 on the approval of the Rules for state regulation of tariffs on universal communications services (with the amendments and additions of October 24, 2005)
- Order of the Ministry of Communications no. 97 of August 8, 2005 on Approval of the requirements to public switched telephone networks.
- Order of the Ministry of Communications no. 98 of August 8, 2005 on Approval of the requirements to traffic transmission in public switched telephone networks.
- Decision of the government of the Russian Federation No. 627 of October 19, 2005 On Government Regulation of Tariffs for Traffic Transmission Services Rendered by an Operator Occupying an Important Position in the General-Use Communications Network;
- Decision of the Government of the Russian Federation No. 637 of October 24, 2005 On Government Regulation of Tariffs for Public Communications and Public Postal Services.
- Order of the RF Ministry of Information and Communications of July 26, 2005 No 87 On Invalidation of Some Acts of the Ministry of Communications of Russia

Changes in settlements with OAO Rostelecom in 2006

Starting January 1, 2006 new regulations come in force in pursuance of the Federal Law on Communications and intended to liberalize the communications market in Russia that will require restructuring of both operator-to-operator and operator-to-client relations.

Prior to January 1, 2006 the Company, in accordance with the terms of its Addendum #1 to license No 23227 of October 4, 2002 to engage in local telephone services rendered domestic long-distance and international long-distance services (long-distance services) to its customers. Revenues from rendering of the services were recognized as the Company's revenues.

Under the previous system of interaction with operators, OAO Rostelecom provided long-distance traffic transit services to the Company. The Company independently billed for long-distance services provided to its local network subscribers through its own subscriber billing systems. The Company settled with Rostelecom for long-distance call transit and termination services, and Rostelecom, in turn, paid the Company for call termination services. The Company performed settlements for international telecommunications services with subscribers by tariffs, set by OAO North-West Telecom, and settlements for intercity telecommunications services by tariffs, set by the Federal Antimonopoly Agency.

Starting from 2006, the settlements between the Company and OAO Rostelecom have changed. Domestic long-distance and international long-distance services are rendered by OAO Rostelecom. Revenues from rendering of the services are recognized as OAO Rostelecom revenues.

(in thousands rubles)

35. Subsequent Events (continued)

Changes in settlements with OAO Rostelecom in 2006 (continued)

The Company and OAO Rostelecom signed an agreement for the year 2006 combining elements as of an agency agreement as well as of a service contract, according to which the Company undertakes rendering the following services to OAO Rostelecom:

- Subscriber orders' processing services for access to intercity and international telecommunications services provided through the direct and delay operations.
- Billing processing services for intercity and international telecommunications services.
- Preparation, formation and storage of necessary data and reports;
- Agency services on collection of payments from subscribers and on call center support in the name and on behalf of OAO Rostelecom.
- Claims administration, documents delivery.

In addition to the above mentioned contract the parties entered in an agreement on network interconnections, under which the Company provides OAO Rostelecom services on traffic transmission and OAO Rostelecom provides the Company connection services to enable domestic long-distance and international long-distance connections and data transfer between subscribers of the two partner communication networks.

Traffic transmission services will cover the following services:

- Intra-regional termination of calls to the interconnected operators' networks;
- Intra-regional termination of calls to the Company's network;
- Intra-regional call origination;
- Intra-regional call origination from the interconnected operators' networks.

Changes in settlements with interconnected operators

New legislative pronouncements effective January 1, 2006 significantly changed the scheme of settlements with interconnected operators.

Prior to January 1, 2006 settlements for interconnection services with the operators for local telephone services were of unilateral nature, and for intra-regional, domestic long-distance, and international long-distance telephone services interconnected operators received a part of the revenues from such services depending on the degree of their participation in the provision of a service.

Starting from January 1, 2006 settlements are of a mutual nature and consist of the following:

- Point of connection set up;
- Fee for point of connection maintenance;
- Fee per minute of traffic transmitted through the network.

The changes will result in additional revenues from interconnection and traffic transmission as well as in additional costs related to payments to these operators for connection points set up, user fee and traffic transmission in the operators' network.

In addition, interconnection and traffic transmission services are now included into services regulated by the Government. As a consequence the fees, including the underlying profitability level, are to be prescribed by the regulating body. Starting July 1, 2006 maximum tariffs for interconnection and traffic transmission services were implemented in accordance with Order of the Federal Service for Communications Supervision No. 51 of June 19, 2006 on Approval of Maximum Tariffs for Interconnection and Traffic Transmission Services of OAO North-West Telecom.

(in thousands rubles)

35. Subsequent Events (continued)

Significant operator

In accordance with Order of the Federal Service for Communications Supervision (Rossvyaznadzor) no. 39 on October 21, 2005, no. 40 and 31 on October 24, 2005 and no. 52 on December 22, 2005 the Company is included into the Register of Communications services operators occupying an important position in the general-use communications network (Significant operator).

An operator occupying an important position in the general-use communications network, is obliged to establish, for the purposes of ensuring indiscriminate access to the market of communications services under similar circumstances, equal conditions for connecting telecommunications networks and for letting through traffic for communications operators rendering similar services, as well as to supply information and to render connection services and the services involved in letting through the traffic to these operators under the same terms and of the same standard, like for his own structural subdivisions and/or for the affiliated persons.

An operator occupying an important position in the general-use communications network on the territories of several subjects of the Russian Federation shall establish the terms for connecting telecommunications networks and for letting through traffic separately on the territory of each subject of the Russian Federation.

The refusal of an operator occupying an important position in the general-use communications network to conclude a contract for connecting telecommunications networks is seen as inadmissible, with the exception of cases when the connection of the telecommunications networks and their interaction contradict the terms of the licenses issued to communications operators, or the legal normative acts determining the construction and the functioning of the uniform telecommunications network of the Russian Federation.

Prices for connection services and for services involved in letting through traffic rendered by operators occupying an important place in the general-use communications network are subject to state regulation. The list of connection services and traffic transmission services, the prices for which are subject to state regulation, as well as the procedure for their regulation, are established by the Government of the Russian Federation.

Rendering of Universal Telecommunication Service

Universal communication service is the communication service whose rendering to any user of communication service on the entire territory of the Russian Federation within a fixed term, of the established standard and at a reasonable price is obligatory for operators of the universal servicing. This service is to be rendered by operators of universal servicing who are selected in accordance with the results of a tender or are appointed in accordance with the Federal Law for every subject of the Russian Federation.

In the beginning of 2006 the Company submitted bids and won a contract for taxophone-based communication services in Kaliningrad and Archangelsk regions. The anticipated investment of the Company in the project in Archangelsk region is about 536,000 with maximum annual reimbursement from the reserve for universal service of 401,000. The anticipated investment of the Company in Kalinigrad is about 60,000 with the maximum annual reimbursement from the reserve for universal service of 52,600. The contracts are for 5 years each. Tender for providing of telecommunication services in other regions of North-West Federal District is scheduled for December 2006. The Company intends to participate in this competition for reserve for universal service.

If there are no applications for taking part in the competition, or if it is impossible to identify the winner, rendering of universal communications service shall be imposed by the Government of the Russian Federation at the presentation of the federal executive power body in the sphere of communications upon the Company as an operator occupying an important position in the general-use communications network. The Company, as a significant operator, has no right to refuse the duty involved in rendering universal communications services imposed upon it.

(in thousands rubles)

35. Subsequent Events (continued)

Cancellation of charges for incoming calls

In March 2006 an amendment to the Federal Law on Communication was approved by the President. According to this amendment effective July 1s, 2006 the subscriber will not pay for a telephone connection established as a result of a call by another subscriber, except for the cases specifically mentioned in the Federal Law on Communication.

This change will mainly affect the settlements between the Company and mobile network operators.

On June 19, 2006 the Federal Service on Tariffs set tariffs for intra-regional services between the Company as a significant operator and mobile network operators. The approved tariffs came into effect from July 1, 2006. Tariff for telephone connection in a regional center from the Company's network to a mobile operator's network is 1.50 rubles per one minute of connection. Tariffs for calls from other locations in the region are equal to the tariffs for intra-regional connections.

The Company envisages increase in revenues from intra-regional services in the second half of 2006 and increase in costs related to calls termination on mobile networks.

Tariffs for telecommunication services

Under Decree of the Government of the Russian Federation # 627 dated October 19, 2005 settlement rates (including rates for call origination, termination, and transit) for operators occupying a significant position in the public communications network (significant operators) are regulated by the Federal Service for Communications Supervision (Rossvyaznadzor) under the supervision of the Federal Tariff Service (FST) in accordance with the Federal Law on Natural Monopolies.

In December 2005 the Federal Service on Tariffs determined the amount of the compensation surcharge to be included in rates for call origination services provided by the Company as a significant operator. The surcharge is set at 0.38 Rubles per minute and is effective starting January 1, 2006. The compensation surcharge is supposed to cover the difference between an operator's income and economically justified costs in providing local and intra-regional communication services.

Impact of new rules for rendering of telecommunication services on financial statements

The Company's management expects that new rules of provision of telecommunication services will influence both revenues and expenses of the Company, however, the Company cannot reliably measure the effect of such changes on the financial position and financial results of the Company for 2006.

Value Added Tax

Federal Law No. 119-FZ dated July 22, 2005, introduced amendments to the Tax Code effective January 1, 2006. According to these amended provisions VAT taxable base on sales of goods (rendering of services) is determined at the earliest of:

- Date of goods (services) shipment (rendering);
- Date of payment (partial payment) for subsequent delivery of goods (services), transfer of rights of ownership.

(in thousands rubles)

35. Subsequent Events (continued)

Sale of Other Investments

Pursuant to the decision of the Board of Directors (Minutes No 19-01/37 (05) of December 23, 2005) in January 2006 the Company discontinued participation in OAO Oblcom through the sale of 5,844 shares with par value of 1 Ruble each for the total amount of 1,424, with each share priced at 244. The buyer was Tele2 Swerie A.B. (Sweden). OAO Oblcom provides cellular services in Leningrad Oblast. Records in shareholders registers supporting the transfer to title to the shares were made on January 19, 2006.

Pursuant to the decision of the Board of Directors (Minutes No 19-01/35 (05) of December 16, 2005) the Company declared its intention to discontinue participation in OOO Arkchangelsk Television Company (letter No 01-19/2803 of December 21, 2005). In accordance with Federal Law No 14-FZ of February 8, 1998 On Limited Liability Companies, the Company will receive the actual value of the disposed interest as reported in the financial statements of OAO Arkchangelsk Television Company for 2005.

Credit Agreements

During the period from January 1, 2006 to June 20, 2006 the Board of Director approved entering into short-term credit line agreements. The total credit limit available to the Company under the credit lines obtained in 2006 is 1,295,000 with interest rates varying from 5.5% to 8%. Maturity periods vary from 3 to 12 months. The lenders are AKB Sberbank (OAO), AKB Gazprombank (OAO), AKB Bank Saint-Petersburg (OAO) and OAO Uralsib. Under the agreement with AKB Gazprombank (OAO), the credit line is secured by telecommunication equipment.

Dividends

Annual dividend per share based on 2005 results was approved by annual shareholders' meeting on June, 30 2006. The Shareholders approved recommended by the Board of Directors amount of dividend for year 2005 to pay a dividend of 0.265 Rubles per ordinary share and 0.652 Rubles per preference share (2004 – 0.248 Rubles and 0.469 Rubles respectively). Dividend for the year ending December 31, 2005 will be payable over 2006 and is subject to recognition in the financial statements for the year ending December 31, 2006 (Note 29).

Minutes No. 01-06
of the annual general meeting of the shareholders
of the Open Joint-Stock Company
North-West Telecom

Place of holding:	14, Sinopskaya naberezhnaya, St. Petersburg, Russia
Time:	June 30, 2006 at 01:00 p.m. Moscow time (starting time of registration 11:00)
Place of registration:	in the venue of the meeting
Chairperson of the Meeting:	Vladimir Alexandrovich Akulich – General Manager of OJSC N.W.Telecom
Head of the Secretariat of the Meeting:	Nikolay Gennadyevich Bredkov – Corporate secretary
Presidium:	V.A. Akulich, A.A. Gogol, A.V. Ikonnikov, A.N. Kiselev, D.V. Levkovsky, I.M. Ragozina, I.I. Rodionov, V.N. Yashin

AGENDA

1. Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2005).

2. Determining the amount of the dividend for 2005, the method and timing of dividend payment for shares of each category (type).

3. Electing the Members of the Company's Board of Directors.

4. Electing the Members of the Company's Auditing Committee.

5. Approving the Company's Auditor for the year 2006.

6. Approving the Company's Articles of Association in a new version.

7. Introducing amendments and additions into the Company's Provisions on the General Meeting of the Shareholders.

8. Approving the Provisions on the Board of Directors of the Company, in a new version

9. Approving the Provisions on the Auditing Committee of the Company in a new version.

10. Determining the amount of remuneration for Members of the Board of Directors of the Company.

V.A. Akulich, the Chairperson of the Meeting, greeted those attending the meeting and said that a Company's duty is to hold the general meeting of the shareholders annually in compliance with the Articles of Association.

The Presidium of the meeting includes the members of the Board of Directors of OJSC North-West Telecom.

In compliance with clause 12.17 of the Company's Articles of Association, **Vladimir Alexandrovich Akulich**, General Manager of OJSC North-West Telecom, is the Chairman of the meeting.

The holding of the meting is ensured by the Secretariat its duties being entrusted to the Staff of Corporate Secretary of the Company The Secretariat is headed by the Company's Corporate secretary – **Nikolay Gennadyevich Bredkov.**

In compliance with article 56 of the Federal Law On Joint-Stock Companies, the duties of the Returning Board are performed by **OJSC United Registration Company**, the Company's registrar. **Viktor Alexandrovich Maneyev** is the authorized representative of OJSC United Registration Company.

The members of the Auditing Committee, members of the Management Board of OJSC North-West Telecom, representatives of the auditor, Regional directors are present at the meeting.

The list of persons entitled to participation in the general meeting of the shareholders of OJSC North-West Telecom is made up on the basis of the data from the Company's shareholders register as of May 15, 2006.

As of the date of making up the list of persons entitled to participation in the general meeting of the shareholders of OJSC North-West Telecom 881,045,433 common shares are floated by the Company.

Shareholders holding the common shares of the Company are entitled to vote in respect of issues Nos. 1, 2, 3, 5, 6, 7, 8, 9 and 10 of the agenda of the Annual General meeting of shareholders of OJSC North-West Telecom.

Shareholders holding the common shares of OJSC North West Telecom, except for the Members of the Board of Directors and officials of the Company's management bodies are entitled to vote in respect of issue No. 4 (Electing the members of the Auditing Committee of the Company).

V.A. Maneyev, the authorized representative of OJSC "United Registration Company" brought to notice of all those present at the meeting the information on results of shareholders registration at the annual general meeting of the shareholders. The shareholders registered as of the start of the meeting have all in all **644, 382, 720** votes, which makes **73.14%.**

According to Article 58 of the Federal Law "On Joint-Stock Companies" "a general meeting of shareholders is qualified (has the quorum) if the shareholders holding all in all more than the half of the votes of the Company's floated voting shares took part in it".

Thus, there is the quorum for taking decisions on all issues of the agenda of the annual general meeting of the shareholders of OJSC North-West Telecom. The meeting shall be considered qualified.

On the first issue of the agenda:

"APPROVING THE ANNUAL REPORT, ANNUAL ACCOUNTS AND REPORTS, INCLUDING THE PROFIT AND LOSS REPORT (PROFIT AND LOSS ACCOUNT) OF THE COMPANY, AS WELL AS PROFIT DISTRIBUTION, INCLUDING THAT FOR PAYMENT OF DIVIDEND, AND COMPANY'S LOSSES BASED ON THE RESULTS OF THE FISCAL YEAR UNDER REPORT (2005). "

SPEAKER:

1. **Vladimir Alexandrovich Akulich**, General Manager of the Company
(V.A. Akulich's speech is enclosed in Appendix No.1)
2. **Venera Adykhamovna Khusnutdinova** - Deputy General Manager - Manager in charge of Economics and Finance
(V.A. Khusnutdinova's speech is enclosed in Appendix No.2)

THERE HAVE BEEN THE QUESTION FROM:

A.I. Firsov, K.K. Sultanov, A.G. Baranov, L.A. Arkhipov, the shareholders
(On the time of holding the annual general meeting of the shareholders)

THE QUESTION HAS BEEN ANSWERED BY:
N.G. Bredkov, the Corporate Secretary

MOTION FOR VOTING:

1. THE COMPANY'S ANNUAL REPORT FOR THE YEAR 2005, ANNUAL ACCOUNTS AND REPORTS, INCLUDING THE PROFIT AND LOSS REPORT (PROFIT AND LOSS ACCOUNT) OF THE COMPANY, AS WELL AS PROFIT DISTRIBUTION, INCLUDING THAT FOR PAYMENT OF DIVIDEND, AND COMPANY'S LOSSES BASED ON THE RESULTS OF THE FISCAL YEAR UNDER REPORT (2005) SHALL BE APPROVED.

BASIC AREAS OF DISTRIBUTING PROFIT PLANNED FOR THE REPORTING YEAR (2005)

No.	Indices	Units of measurement	Amount
1	2	3	4
1.	Net Profit of the Year under Report	thousand roubles	1,844,135
2.	**Basic areas of distribution of the profit of the year under report**		
2.1.	for cover of losses of past years	thousand roubles	-
2.2.	for reserve formation in % of net profit	thousand roubles %	-
2.3.	for the formation of a specialized joint stock fund of the Company's employees (if such a formation is provided for by the incorporation documents) in % of net profit	thousand roubles %	-
2.4.	payment of dividend in % of net profit	thousand roubles %	396,718 21.5%
2.5.	to increase the authorized capital in respect of the retained profit of the year under report in % of net profit	thousand roubles %	1,447,417 78.5%

Victor Alexandrovich Maneyev, the authorized representative of OJSC United Registration Company, spoke on the voting procedure in respect of the first issue of the Agenda.

<u>Voting results (ballot No.1)</u>

644,498,607 votes participated in the voting, among them ballots containing all in all **5,945,150** votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the first issue of the agenda
IN FAVOUR	**638,509,699**	**99.06%**
AGAINST	**17,048**	**0.00%**
ABSTAINING	**26,710**	**0.00%**

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the first issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

Based on the results of voting on the **first issue** of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

HAS DECIDED:

1. THE COMPANY'S ANNUAL REPORT FOR THE YEAR 2005, ANNUAL ACCOUNTS AND REPORTS, INCLUDING THE PROFIT AND LOSS REPORT (PROFIT AND LOSS ACCOUNT) OF THE COMPANY, AS WELL AS PROFIT DISTRIBUTION, INCLUDING THAT FOR PAYMENT OF DIVIDEND, AND COMPANY'S LOSSES BASED ON THE RESULTS OF THE FISCAL YEAR UNDER REPORT (2005) SHALL BE APPROVED.

On the second issue of the agenda:

"DETERMINING THE AMOUNT OF THE DIVIDEND FOR 2005, THE METHOD AND TIMING OF DIVIDEND PAYMENT FOR SHARES OF EACH CATEGORY (TYPE) "

SPEAKER: Venera Adykhamovna Khusnutdinova - Deputy General Manager - Manager in charge of Economics and Finance.

V.A. Khusnutdinova proposed, in compliance with the recommendations of the Board of Directors of OJSC N.W. Telecom, allocate for dividend 21.5% of net profit for dividend payment, which amounts to 396,718 thousand roubles of which 233,477 thousand roubles shall be assigned for payments under common stock and 163,241 thousand roubles – for payments under preferred stock.

MOTION FOR VOTING:

2. DIVIDEND FOR THE YEAR 2005 SHALL BE PAID:

- **FOR TYPE A PREFERRED SHARES IN THE AMOUNT OF 0.652 ROUBLES PER SHARE IN THE MONETARY FORM FROM 15th AUGUST 2006 TILL 15th DECEMBER 2006**
- **FOR COMMON SHARES IN THE AMOUNT OF 0.265 ROUBLES PER SHARE IN THE MONETARY FORM FROM 15th AUGUST 2006 TILL 15th DECEMBER 2006.**

Victor Alexandrovich Maneyev, the authorized representative of OJSC United Registration Company, spoke on the voting procedure in respect of the second issue of the Agenda.

Voting results (ballot No.1)

643,356,929 votes participated in the voting, among them ballots containing all in all **5,798,315** votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the second issue of the agenda
IN FAVOUR	**637,261,019**	**98.87%**
AGAINST	**267,177**	**0.04%**

ABSTAINING	30,418	0.00%

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the second issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

Based on the results of voting on the **second** issue of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

HAS DECIDED:

2. DIVIDEND FOR THE YEAR 2005 SHALL BE PAID:

- **FOR TYPE A PREFERRED SHARES IN THE AMOUNT OF 0.652 ROUBLES PER SHARE IN THE MONETARY FORM FROM 15th AUGUST 2006 TILL 15th DECEMBER 2006**
- **FOR COMMON SHARES IN THE AMOUNT OF 0.265 ROUBLES PER SHARE IN THE MONETARY FORM FROM 15th AUGUST 2006 TILL 15th DECEMBER 2006.**

On the third issue of the agenda:
"ELECTING THE MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS"

SPEAKER: Nikolay Gennadyevich Bredkov, the Company's Corporate secretary.

The speaker said that, under the Law of RF "On Joint-Stock Companies" and the Company's Articles of Association, the annual general meeting of the shareholders shall decide the issue of electing a new Board of Directors of the Company.

The motions in respect of proposing candidates to the Company's Board of Directors were presented within the established time from shareholders who possessed all in all more than two per cent of the voting shares.

The Board of Directors considered and recognized as eligible the applications received by the Company from shareholders in respect of proposing candidates for the Board of Directors and took a decision to include the proposed candidates in the list of candidatures for voting in the election to the Company's Board of Directors at the annual general meeting of the shareholders.

The following list of candidates to the Board of Directors is presented to the shareholders (the list has been made up in the alphabetical order):

Full name of the candidate	Place of employment and position occupied	Proposed by
1. Vladimir Alexandrovich Akulich	General Manager of OJSC N.W.Telecom	Svyazinvest OJSC (50.76% of the Company's voting shares)
2. Konstantin Vladimirovich Belyaev	Deputy General Manager, OJSC Svyazinvest	Svyazinvest OJSC (50.76% of the Company's voting shares)
3. Stanislav Grachevich Vartanyan	Association for Investors' Rights Protection - Executive Director	Gensor Enterprises Limited Company (4.13% of the Company's voting shares)
4. Mikhail Borisovich Vasilyev	Representative Office of NCH Advisors, Inc. in Saint Petersburg. Head of the Representative Office (area of business – consulting)	Lindsell Enterprises Limited Company (2.35% of the Company's voting shares)
5. Alexandr Alexandrovich Gogol	Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications	Svyazinvest OJSC (50.76% of the Company's voting shares)
6. Evgeny Petrovich Enin	Deputy General Director of NP "Russian Institute of Directors"	Svyazinvest OJSC (50.76% of the Company's voting shares)

7. Dmitry Georgiyevich Yefimov	Association for Investors' Rights Protection - Consultant CJSC Klin Design and Construction Works, General Manager	Gensor Enterprises Limited Company (4.13% of the Company's voting shares)
8. Alexandr Vyacheslavovich Ikonnikov	Chairperson of the Supervisory Board of the Association of Independent Directors	Gensor Enterprises Limited Company (4.13% of the Company's voting shares)
9. Alexandr Nikolayevich Kiselev	Minister of the Russian Federation for Information Technologies and Communication	Svyazinvest OJSC (50.76% of the Company's voting shares)
10. Maria Nikolayevna Kneib	Chief specialist, Territorial Board of Rosimushchestvo (Property Department) for Leningrad oblast	Russian Federation represented by Property Department (4.285% of the Company's voting shares)
11. Denis Viktorovich Kulikov	Association for Investors' Rights Protection - Consultant	Gensor Enterprises Limited Company (4.13% of the Company's voting shares)
12. Dmitry Vladimirovich Levkovsky	Representative Office of NCH Advisors, Inc. in Moscow Vice-President (area of business - consulting)	Lindsell Enterprises Limited Company (2.35% of the Company's voting shares)
13. Natalya Vyacheslavovna Loginova	Deputy Head of the Division of the Transport and Communication Companies' Property, the Commercial Sector Organizations' Property Board, the Property Department	Russian Federation represented by Property Department (4.285% of the Company's voting shares)
14. Oleg Mikhaylovich Mikhaylov	Director of the Information Support Department of OJSC Svyazinvest	Svyazinvest OJSC (50.76% of the Company's voting shares)
15. Oxana Valeryevna Petrova	Deputy Head of the Division, Department of corporate management, OJSC Svyazinvest	Svyazinvest OJSC (50.76% of the Company's voting shares)
16. Irina Mikhailovna Ragozina	Manager of the Department of Corporate Governance, OJSC Svyazinvest	Svyazinvest OJSC (50.76% of the Company's voting shares)
17. Ivan Ivanovich Rodionov	Managing Director, AIG-Brunswick Capital Management Company	Gensor Enterprises Limited Company (4.13% of the Company's voting shares) Svyazinvest OJSC (50.76% of the Company's voting shares)
18. Liubov Stepanovna Timoshenko	Director, Department of State Policy in the Field of Financial and Investment Operation, Ministry of Informatization and Communication of Russia	Russian Federation represented by Property Department (4.285% of the Company's voting shares) Svyazinvest OJSC (50.76% of the Company's voting shares)
19. Valery Nikolayevich Yashin	General Manager, OJSC Svyazinvest	**Svyazinvest OJSC (50.76% of the Company's voting shares)**

MOTION FOR VOTING:

3. THE COMPANY'S BOARD OF DIRECTORS SHALL BE ELECTED FROM THE FOLLOWING PROPOSED LIST:

Vladimir Alexandrovich Akulich
Konstantin Vladimirovich Belyaev
Stanislav Grachevich Vartanyan
Mikhail Borisovich Vasilyev
Alexandr Alexandrovich Gogol
Evgeny Petrovich Enin
Dmitry Georgiyevich Yefimov
Alexandr Vyacheslavovich Ikonnikov
Alexandr Nikolayevich Kiselev

Maria Nikolayevna Kneib
Denis Viktorovich Kulikov
Dmitry Vladimirovich Levkovsky
Natalya Vyacheslavovna Loginova
Oleg Mikhaylovich Mikhaylov
Oxana Valeryevna Petrova
Irina Mikhailovna Ragozina
Ivan Ivanovich Rodionov
Liubov Stepanovna Timoshenko
Valery Nikolayevich Yashin

Victor Alexandrovich Maneyev, the authorized representative of OJSC United Registration Company, spoke on the voting procedure in respect of the third issue of the Agenda.

Voting results (ballot No.2)

7,089,462,875 votes participated in the voting, among them ballots containing all in all **87,899,834** votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the third issue of the agenda
IN FAVOUR	**7,000,272,510**	**98.74%**
AGAINST	**21,285**	**0.00%**
ABSTAINING	**1,269,246**	**0.02%**

№	Full name of the candidate	Number of votes "IN FAVOUR"
1	**Vladimir Alexandrovich Akulich**	**675,686,497**
2	**Valery Nikolayevich Yashin**	**639,224,136**
3	**Konstantin Vladimirovich Belyaev**	**623,032,587**
4	**Alexandr Alexandrovich Gogol**	**622,935,858**
5	**Liubov Stepanovna Timoshenko**	**620,240,144**
6	**Alexandr Nikolayevich Kiselev**	**620,132,126**
7	**Oleg Mikhaylovich Mikhaylov**	**620,091,454**
8	**Irina Mikhailovna Ragozina**	**579,799,729**
9	**Dmitry Vladimirovich Levkovsky**	**538,246,465**
10	**Ivan Ivanovich Rodionov**	**532,882,216**
11	**Alexandr Vyacheslavovich Ikonnikov**	**529,986,563**
12	**Stanislav Grachevich Vartanyan**	**383,810,511**
13	**Dmitry Georgiyevich Yefimov**	**3,569,505**
14	**Denis Viktorovich Kulikov**	**3,460,692**
15	**Mikhail Borisovich Vasilyev**	**3,007,261**
16	**Natalya Vyacheslavovna Loginova**	**208,142**
17	**Maria Nikolayevna Kneib**	**89,255**
18	**Oxana Valeryevna Petrova**	**48,285**
19	**Evgeny Petrovich Enin**	**31,565**

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock

Companies, the decision in respect of the third issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

According to clause 4, article 66 of the Federal Law On Joint-Stock Companies, and sub-clause 13.2, clause 13 of the Company's Articles of Association, the 11 candidates receiving most of the votes shall be considered as elected to the Board of Directors of the Company.

Based on the results of voting on the **third** issue of the Agenda (report of the Returning Board is enclosed), the Meeting of the Shareholders

HAS DECIDED:

3. THE BOARD OF DIRECTORS WITH THE FOLLOWING MEMBERS SHALL BE ELECTED:

Vladimir Alexandrovich Akulich
Konstantin Vladimirovich Belyaev
Alexandr Alexandrovich Gogol
Alexandr Vyacheslavovich Ikonnikov
Alexandr Nikolayevich Kiselev
Dmitry Vladimirovich Levkovsky
Oleg Mikhaylovich Mikhaylov
Irina Mikhailovna Ragozina
Ivan Ivanovich Rodionov
Liubov Stepanovna Timoshenko
Valery Nikolayevich Yashin

On the fourth issue of the agenda:

"ELECTING THE MEMBERS OF THE COMPANY'S AUDITING COMMITTEE"

SPEAKER: Nikolay Gennadyevich Bredkov, the Company's Corporate Secretary.

The speaker said that, under the Law of RF "On Joint-Stock Companies" and the Company's Articles of Association, the annual general meeting of the shareholders shall decide the issue of electing a new Auditing Committee.

The Board of Directors of OJSC North-West Telecom considered the motions in respect of proposing candidates to the Auditing Committee of the Company, received from the shareholders holding all in all over two per cent of voting shares, and decided to include the following candidates in the list of candidatures for the election to the Auditing Committee (the list has been made up in the alphabetical order):

Full name of the candidate	Place of employment and position occupied	Proposed by
Ruslan Kyarimovich Aksyaitov	Deputy Chief Accountant - Head of the Division of the Accounting Department, OJSC Svyazinvest	Svyazinvest OJSC (50.76% of the Company's voting shares)
Ekaterina Sergeyevna Erofteyeva	Deputy Director - Head of the Department of Economic and Rate Policy, OJSC Svyazinvest	Svyazinvest OJSC (50.76% of the Company's voting shares)
Sergey Ninelevich Kosarev	Deputy Director of the Department of Telecommunications of OJSC Svyazinvest	Svyazinvest OJSC (50.76% of the Company's voting shares)

Natalya Sergeyevna Maliborskaya	Chief specialist, Territorial Board of Rosimushchestvo (Property Department) for Leningrad oblast	Russian Federation represented by Property Department (4.285% of the Company's voting shares)
Sergey Vladimirovich Podosinov	Head of the Division, Director of the Internal Audit Department of OJSC Svyazinvest	Svyazinvest OJSC (50.76% of the Company's voting shares)
Igor Georgievich Polovnev	Association for Investors' Rights Protection – Economist	Gensor Enterprises Limited Company (4.13% of the Company's voting shares)
Igor Nikolayevich Repin	Association for Investors' Rights Protection – Deputy Executive Director	Gensor Enterprises Limited Company (4.13% of the Company's voting shares)
Ivan Vladimirovich Topolya	Deputy Head of the Division of the Accounting Department, OJSC Svyazinvest	Svyazinvest OJSC (50.76% of the Company's voting shares)
Nataliya Petrovna Utina	Head of the Division, the Department for Economic Planning and Budgeting, OJSC Svyazinvest	Svyazinvest OJSC (50.76% of the Company's voting shares)
Tamara Alexeyevna Chernikova	Head of the Division, Finance Department, OJSC Svyazinvest	Svyazinvest OJSC (50.76% of the Company's voting shares)

MOTION FOR VOTING:

4. THE AUDITING COMMITTEE OF THE COMPANY SHALL BE ELECTED ACCORDING TO THE PROPOSED LIST.

Victor Alexandrovich Maneyev, the authorized representative of OJSC United Registration Company, spoke on the voting procedure in respect of the fourth issue of the Agenda.

Voting results (ballot No.3)
640,564,352 votes participated in the voting

No.	Full name of the candidate	Number of votes		
		In favour	Against	Abstentions
1	**Ruslan Kyarimovich Aksyaitov**	**587,059,188**	**1,526,444**	**43,898,238**
2	**Ekaterina Sergeyevna Erofteyeva**	**587,517,066**	**1,686,559**	**42,385,043**
3	**Sergey Ninelevich Kosarev**	**587,795,694**	**1,573,331**	**42,389,266**
4	**Natalya Sergeyevna Maliborskaya**	**135,467,192**	**453,553,003**	**42,685,291**
5	**Sergey Vladimirovich Podosinov**	**586,726,336**	**2,627,988**	**42,391,197**
6	**Igor Georgievich Polovnev**	**152,168,515**	**452,120,716**	**15,007,658**
7	**Igor Nikolayevich Repin**	**151,488,874**	**452,161,499**	**14,899,197**
8	**Ivan Vladimirovich Topolya**	**453,457,344**	**7,279,302**	**170,941,441**
9	**Nataliya Petrovna Utina**	**454,405,629**	**5,477,458**	**172,162,616**
10	**Tamara Alexeyevna Chernikova**	**455,186,723**	**5,437,732**	**170,673,140**

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the fourth issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

Under clause 6, article 85 of the Federal Law On Joint-Stock Companies, shares belonging to Members of the Board of Directors or officials of the management bodies of OJSC North-West Telecom shall not participate in the voting during the election of the members of the Company's Auditing Committee.

According to clause 17.2, article 7 of the Articles of Association of OJSC N.W.Telecom the 7 candidates receiving most of the votes shall be considered as elected to the Company's Auditing Committee.

Based on the results of voting on the **fourth** issue of the Agenda (report of the Returning Board is enclosed), the Meeting of the Shareholders

HAS DECIDED:

4. TO ELECT THE AUDITING COMMITTEE OF THE COMPANY WITH THE FOLLOWING MEMBERS:

Ruslan Kyarimovich Aksyaitov
Ekaterina Sergeyevna Erofteyeva
Sergey Ninelevich Kosarev
Sergey Vladimirovich Podosinov
Ivan Vladimirovich Topolya
Nataliya Petrovna Utina
Tamara Alexeyevna Chernikova

On the fifth issue of the agenda:

"APPROVING THE COMPANY'S AUDITOR FOR THE YEAR 2006"

SPEAKER: Ivan Ivanovich Rodionov, a member of the Board of Directors, Chairman of the Committee of the Board of Directors for Audit.

I.I. Rodionov familiarized the participants of the general meeting of the shareholders with the information on the work of the Committee of the Board of Directors for Audit. The he brought to notice of those present at the meeting that the Board of Directors of OJSC North-West Telecom proposes that the company ERNST & YOUNG LLC be approved as the auditor of OJSC North-West Telecom for the year 2006.

(I.I. Rodionov's speech is enclosed in Appendix No.3)

MOTION FOR VOTING:

5. THE ERNST & YOUNG LIMITED LIABILITY COMPANY SHALL BE APPROVED AS THE COMPANY'S AUDITOR FOR THE YEAR 2006.

Victor Alexandrovich Maneyev, the authorized representative of OJSC United Registration Company, spoke on the voting procedure in respect of the fifth issue of the Agenda.

Voting results (ballot No.4)

643,481,290 votes participated in the voting, among them ballots containing all in all **2,744,605** votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the fifth issue of the agenda
IN FAVOUR	**640,542,524**	**99.38%**
AGAINST	**45,797**	**0.01%**
ABSTAINING	**148,364**	**0.02%**

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the fifth issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

Based on the results of voting on the **fifth** issue of the Agenda (report of the Returning Board is enclosed), the Meeting of the Shareholders

HAS DECIDED:

5. THE ERNST & YOUNG LIMITED LIABILITY COMPANY SHALL BE APPROVED AS THE COMPANY'S AUDITOR FOR THE YEAR 2006.

On the sixth issue of the agenda:

"APPROVING THE COMPANY'S ARTICLES OF ASSOCIATION IN THE NEW VERSION"

SPEAKER: Irina Mikhailovna Ragozina, a Member of the Board of Directors, Chairperson of the Committee of the Board of Directors for Corporate Management

I.M. Ragozina brought to the shareholders' notice the information on changes introduced into the Company's Articles of Association.

Upon the recommendation of the Committee for Corporate Management, the Board of Directors has considered the new version of the Articles of Association taking into account the proposed amendments and presented it for considering by the annual general meeting of the shareholders.

(I.M. Ragozina's speech is enclosed in Appendix No.4)

MOTION FOR VOTING:

6. THE COMPANY'S ARTICLES OF ASSOCIATION IN THE NEW VERSION SHALL BE APPROVED

Victor Alexandrovich Maneyev, the authorized representative of OJSC United Registration Company, spoke on the voting procedure in respect of the sixth issue of the Agenda.

Voting results (ballot No.4)

643,479,878 votes participated in the voting, among them ballots containing all in all **2,818,722** votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the sixth issue of the agenda

IN FAVOUR	**640,463,279**	**99.37%**
AGAINST	**101,769**	**0.02%**
ABSTAINING	**96,108**	**0.01%**

In compliance with clause 4, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the sixth issue of the agenda is taken by the majority of votes of three quarters of the votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

Based on the results of voting on the **sixth** issue of the Agenda (report of the Returning Board is enclosed), the Meeting of the Shareholders

HAS DECIDED:

6. THE COMPANY'S ARTICLES OF ASSOCIATION IN THE NEW VERSION SHALL BE APPROVED

On the seventh issue of the agenda:

"INTRODUCING AMENDMENTS AND ADDITIONS INTO THE COMPANY'S PROVISIONS ON THE GENERAL MEETING OF THE SHAREHOLDERS"

SPEAKER: Nikolay Gennadyevich Bredkov, the Company's Corporate Secretary.

N.G. Bredkov told the shareholders that amendments and additions proposed for introducing to the Provisions on the general meeting of the shareholders are associated with the amendments to the Federal Law On Joint Stock Companies and with the introduction of the position of the Company's Corporate Secretary.

The Board of Directors approved the amendments and additions to the Provisions on the general meeting of the shareholders proposed by the Corporate Management Committee and presented them for considering by the general meeting of the shareholders.

MOTION FOR VOTING:

7. AMENDMENTS AND ADDITIONS No.1 INTO THE COMPANY'S PROVISIONS ON THE GENERAL MEETING OF THE SHAREHOLDERS SHALL BE INTRODUCED.

Victor Alexandrovich Maneyev, the authorized representative of OJSC United Registration Company, spoke on the voting procedure in respect of the seventh issue of the Agenda.

Voting results (ballot No.4)

643,479,878 votes participated in the voting, among them ballots containing all in all **3,336,402** votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the seventh issue of the agenda
IN FAVOUR	**639,553,734**	**99.23%**
AGAINST	**103,627**	**0.02%**

ABSTAINING	486,115	0.08%

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the seventh issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

Based on the results of voting on the **seventh** issue of the Agenda (report of the Returning Board is enclosed), the Meeting of the Shareholders

HAS DECIDED:

7. AMENDMENTS AND ADDITIONS No.1 INTO THE COMPANY'S PROVISIONS ON THE GENERAL MEETING OF THE SHAREHOLDERS SHALL BE INTRODUCED.

On the eighth issue of the agenda:

"APPROVING THE PROVISIONS ON THE COMPANY'S BOARD OF DIRECTORS IN THE NEW VERSION"

SPEAKER: Nikolay Gennadyevich Bredkov, the Company's Corporate Secretary.

N.G. Bredkov told the shareholders that the new version of the Provisions on the Board of Directors has been developed in connection with the amendments related to introduction of the position of the Company's Corporate Secretary, with the adjustment of the annual remuneration to the members of the Board of Directors taking into account changes in the Company's capitalization, and with some amendments of editorial nature.

The Board of Directors approved the new version of the Provisions on the Board of Directors proposed by the Corporate Management Committee and presented it for considering by the annual general meeting of the shareholders.

MOTION FOR VOTING:

8. PROVISIONS ON THE COMPANY'S BOARD OF DIRECTORS SHALL BE APPROVED IN THE NEW VERSION

Victor Alexandrovich Maneyev, the authorized representative of OJSC United Registration Company, spoke on the voting procedure in respect of the eighth issue of the Agenda.

Voting results (ballot No.5)

643,481,841 votes participated in the voting, among them ballots containing all in all **6,056,064** votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the eighth issue of the agenda
IN FAVOUR	**636,915,297**	**98.82%**
AGAINST	**53,151**	**0.01%**
ABSTAINING	**457,329**	**0.07%**

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the eighth issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

Based on the results of voting on the **eighth** issue of the Agenda (report of the Returning Board is enclosed), the Meeting of the Shareholders

HAS DECIDED:
8. PROVISIONS ON THE COMPANY'S BOARD OF DIRECTORS SHALL BE APPROVED IN THE NEW VERSION

On the ninth issue of the agenda:
"APPROVING THE PROVISIONS ON THE COMPANY'S AUDITING COMMITTEE IN THE NEW VERSION"

SPEAKER: Nikolay Gennadyevich Bredkov, the Company's Corporate Secretary.

N.G. Bredkov brought to the shareholders' notice information on amendments to be introduced to the Provisions on the Auditing Committee.

The Board of Directors considered the proposed new version of the Provisions on the Auditing Committee and presented it for approval by the annual general meeting of the shareholders.

MOTION FOR VOTING:
9. THE PROVISIONS ON THE COMPANY'S AUDITING COMMITTEE SHALL BE APPROVED, IN A NEW VERSION

Victor Alexandrovich Maneyev, the authorized representative of OJSC United Registration Company, spoke on the voting procedure in respect of the ninth issue of the Agenda.

Voting results (ballot No.5)
643,480,104 votes participated in the voting, among them ballots containing all in all **6,052,636** votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the ninth issue of the agenda
IN FAVOUR	**636,888,284**	**98.81%**
AGAINST	**53,082**	**0.01%**
ABSTAINING	**486,102**	**0.08%**

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the ninth issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

Based on the results of voting on the **ninth** issue of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

HAS DECIDED:
9. THE PROVISIONS ON THE COMPANY'S AUDITING COMMITTEE IN THE NEW VERSION SHALL BE APPROVED

On the tenth issue of the agenda:

"DETERMINING THE AMOUNT OF REMUNERATION TO MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS"

SPEAKER: Alexandr Vyacheslavovich Ikonnikov, a member of the Board of Directors, the Chairperson of the Appointments and Remuneration Committee of the Board of Directors.

A.V. Ikonnikov told the shareholders that Appointments and Remuneration Committee considered proposals on the remuneration to the members of the Board of Directors. The Board of Directors considered and approved proposals on remuneration to members of the Board of Directors and presented them for approval by the annual general meeting of the shareholders.

(A.V. Ikonnikov's speech is enclosed in Appendix No.5)

THERE HAVE BEEN THE QUESTION FROM:

Cheryl Ann Seagsby, V.P. Konovalenko, the shareholders

(On the average amount of remuneration to the members of the Board of Directors and the Management Board in 2005)

THE QUESTION HAS BEEN ANSWERED BY:

N.G. Bredkov, the Corporate Secretary

(The data on the amount of remuneration to the members of the Board of Directors and the Management Board are given in the annual report of OJSC N.W.Telecom for the year 2005 presented in the digest for the annual general meeting of the shareholders).

MOTION FOR VOTING:

10. THE FOLLOWING STANDARD DEDUCTION FOR CALCULATING THE ANNUAL REMUNERATION TO THE MEMBERS (ALL MEMBERS) OF THE BOARD OF DIRECTORS OF THE COMPANY ELECTED BY THE DECISION OF THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS of OJSC N.W.TELECOM DATED 30.06.2006 SHALL BE ESTABLISHED:

- **0.26 PER CENT OF EBITDA (EARNINGS BEFORE INTEREST, TAX, DEPRECIATION, AMORTIZATION OF FIXED ASSETS AND INTANGIBLE ASSETS) OF THE COMPANY ON THE BASIS OF THE ACCOUNTING DATA ACCORDING TO IAS FOR THE YEAR UNDER REPORT;**
- **0.78 PER CENT OF THE AMOUNT OF THE COMPANY'S NET PROFIT ALLOCATED FOR DIVIDEND PAYMENT ACCORDING TO THE RESULTS OF THE YEAR UNDER REPORT.**

Victor Alexandrovich Maneyev, the authorized representative of OJSC United Registration Company", spoke on the voting procedure in respect of the tenth issue of the Agenda.

Voting results (ballot No.5)

643,480,104 votes participated in the voting, among them ballots containing all in all **5,987,647** votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the tenth issue of the agenda

IN FAVOUR	636,642,726	98.77%
AGAINST	498,480	0.08%
ABSTAINING	351,251	0.05%

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the tenth issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

Based on the results of voting on the **tenth** issue of the Agenda (report of the Returning Board is enclosed), the Meeting of the Shareholders

HAS DECIDED:

10. THE FOLLOWING STANDARD DEDUCTION FOR CALCULATING THE ANNUAL REMUNERATION TO THE MEMBERS (ALL MEMBERS) OF THE BOARD OF DIRECTORS OF THE COMPANY ELECTED BY THE DECISION OF THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS of OJSC N.W.TELECOM DATED 30.06.2006 SHALL BE ESTABLISHED:

- **0.26 PER CENT OF EBITDA (EARNINGS BEFORE INTEREST, TAX, DEPRECIATION, AMORTIZATION OF FIXED ASSETS AND INTANGIBLE ASSETS) OF THE COMPANY ON THE BASIS OF THE ACCOUNTING DATA ACCORDING TO IAS FOR THE YEAR UNDER REPORT;**
- **0.78 PER CENT OF THE AMOUNT OF THE COMPANY'S NET PROFIT ALLOCATED FOR DIVIDEND PAYMENT ACCORDING TO THE RESULTS OF THE YEAR UNDER REPORT.**

Chairman of the Meeting V.A. Akulich announced a 45 minutes' break for voting on the issues of the Agenda of the Meeting and for summing up the results of voting on the issues of the Agenda of the Meeting.

Viktor Alexandrovich Maneyev, an authorized representative of OJSC "United Registration Company" announced the voting results and the decisions taken.

Chairman of the meeting V.A. Akulich said that the shareholders were informed on the results of voting on the issues of the Agenda of the annual general meeting of the shareholders and that the Decisions taken by the meeting were announced. The information on the results of the meeting will be published in the Izvestiya newspaper. V.A. Akulich announced that the annual general meeting of the shareholders of OJSC North-West Telecom was closed.

The meeting was closed at: 3-55 p.m.

V.A. Akulich, Chairman of the Meeting

N.G. Bredkov, Head of the Secretariat

" " July 2006

LIST OF APPENDICES TO MINUTES No. 01-06 OF THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS

of the Open Joint-Stock Company
North-West Telecom
30.06.2006

Appendix No. 1
to minutes No. 01-06
of the annual general meeting of the shareholders
of the Open Joint-Stock Company
North-West Telecom

Report
of Vladimir Alexandrovich Akulich,
General Manager of OJSC North-West Telecom.
on the first issue of the agenda

Dear shareholders, ladies and gentlemen,

May I present to you the report of the Open Joint-Stock Company North-West Telecom for 2005, the year of a large-scale structural change, the year when the Company started to conduct business on the commercial rather than technocratic principles, which not only resulted in a successful end of the financial year, but also laid the foundation of the future stability of the Company.

First of all, let me outline the ***state of the telecommunications industry*** in the Northwestern Federal District and in Russia as a whole.

In 2005, the industry income from telecommunication services amounted to 710 billion roubles. The total value of the infocommunication market in Russia exceeded a trillion roubles. In 2005 the telecommunication industry continued the tendency of fast growth present since 2000: the market growth of all sectors of the industry was 27.8% - about five times higher than the overall growth of Russian economy.

The dynamic growth of the industry is promoted by a stable macroeconomic situation in the country: high oil prices result in a stable position of companies in other industries and in a growth of demand and paying capacity of the population.

At present, infocommunication technology services (ICT) already amount to over 2% of the family budget and 1% in the budget of industrial enterprises. The GDP growth rate of the ICT industry is second only to the oil and gas industry: the average annual growth of the ICT industry's share in the total Russian GDP is 0.5% points, as compared to 0.6% points for the oil and gas industry.

Notably, 2005 saw an unprecedented investment boom in the industry. The total value of investments in 2005 amounted to 6.9 billion USD. The funds were mostly provided by foreign investors (foreign investments twice exceeded those in 2004). The reason for that was that foreign investors became interested not only in cellular telecommunication, but in other market segments as well – primarily, fixed line communication and data transfer. This is not accidental: according to the estimates by the Ministry for Information Technologies and Communications, during the next several years the Russian market of Internet access and data transfer will be the fastest growing segment of the telecommunications business.

The growth of the telecommunications market has traditionally been accompanied by active development and upgrading of the infrastructure. In 2005, there were commissioned over 65 thousand kilometers of cable and relay lines, over 2.5 million fixed lines, and over 20 thousand long-distance lines.

Telephone density increased from 28 to 30 stationary telephone sets per hundred people for the year. The number of localities without a telephone connection was brought down from 54 thousand to 42 thousand.

It should be noted that the mobile communication segment has almost reached its saturation point. By the end of 2005, penetration of the mobile communication in Russia reached 84%; in large cities such as Moscow and St Petersburg the penetration is 131% and 114% respectively.

North-West Telecom provides its services in the Northwestern Federal District, which is one of the federal districts in Russia that are most attractive for investment.

In 2005, investments into the economy of the Northwestern Federal District amounted to 465.4 billion roubles (41% more than in 2004), which is over 13% of the total investments in Russia. The growth of the regional income per capita (third highest in Russia) amounted to 10%.

The Northwestern Federal District is one of the most developed Russian districts ***in terms of telecommunications***. Its share in the Russian communication industry (including cellular network providers) is over 10%.

The Northwestern Federal District has the highest urbanisation level (82%) and a favourable geographic location as compared to other districts of Russia, as it has a border with Baltic and European countries. The District has the highest telephone density in Russia, equal to that of Eastern European countries (36 telephone sets per hundred people; in St Petersburg it is higher still, reaching fifty).

Naturally, the factors contribute to an active development of market competition in the industry and determine a low potential in the future development of fixed line communications. Saturation of the regional market of traditional phones sets different growth objectives for the OJSC North-West Telecom: high-tech services, business re-structurisation, improvement of the marketing and customer services system. Those were precisely the factors that conditioned the move of the OJSC N.W.Telecom from the territorial to the functional principle of company management, from the technocratic to the commercial principle of business activity.

By the beginning of 2006, North-West Telecom dominated ***the fixed communication services market of the Northwestern Federal District*** in terms of income:

- local communication – 75.8%;
- intra-zone communication – 90%;
- dial-up access to the Internet – 35.7%;
- dedicated access to the Internet – 8.3%.

The toughest ***competition*** exists in St Petersburg, Murmansk and Kaliningrad. The main competitors of North West Telecom are:

- in the local fixed line services market: PTT, Peterstar;
- in the dial-up Internet access market: Peterstar, Web Plus, Sovintel;
- in the dedicated Internet access market: Peterstar, Web Plus, Polarcom.

While holding the leading positions in the telecommunication services market, the OJSC N.W.Telecom is planning to retain them in the future. The main effort will be made to develop highly profitable services unregulated by the state, such as: dedicated Internet access and dial-up, services within the multiservice network.

Indisputable competitive advantages of North-West Telecom as an interregional company, namely

- own well-developed network infrastructure,
- an extensive clients base,
- a wide range of services,
- financial capacity to launch large-scale development projects,

make it possible not only to preserve but also to improve its position in the market of the Northwestern Federal District.

The key areas of development of the services provided and the Company on the whole that allow to strengthen the competitive advantages are:

- To create an up-to-date telecommunication infrastructure.
- To enhance the customer-oriented policy of the Company; to improve the consumer aspect and the quality of service.
- To engage actively in promotion and advertising of services and products.

- To increase the Company's income by concentrating on highly profitable consumer segments of the market; to develop highly profitable services.
- To increase the income per client by providing additional comprehensive services; to ensure a competitive portfolio of services.
- To increase the income from corporate clients by providing services in the establishment of corporate networks; to pursue a flexible competitive rate policy.
- To create a system of management that would ensure a balance between a centralised management system and flexibility depending on regional peculiarities.

One of the Company's priorities in 2005 was ***upgrade and development of the technology and production basis***. Infrastructure of the telephone networks was developed actively. The total installed network capacity of the OJSC N.W.Telecom is the third largest for Russian interregional communication companies: by the end of the year it included 4.8 million lines, the urban network capacity being 4.38 million lines, with rural network capacity at 424.7 thousand lines. Digitisation reached 54%, or 57% for digitisation of urban telephone network. In most cities-regional centres digitisation reached almost 100%. The number of basic telephone sets reached 4.34 million sets. Equipped capacity reached 92.6%.

In 2005 the Company implemented several measures to improve the general and technical operation of the intra-zone networks. Reliability of the primary intra-zone networks was improved by the construction of fibre-optic and radio-relay transmission lines. Reliability of the primary intra-zone networks is a particularly important problem because of the new regulatory procedures in the telecommunication industry. Now, reliable intra-zone networks is an indisputable competitive advantage of the OJSC N.W.Telecom.

Network upgrade is the main catalyst of the Company's income growth: an up-to-date network allows the OJSC N.W.Telecom to provide the complete range of high-tech services, including the multiservice and intellectual telecommunication networks. In spite of the considerable installation costs, such highly profitable types of market services have to be developed and promoted actively, since the rates for them are not regulated by the state and are established solely by the market demand.

Judging by the results of 2005, N.W.Telecom retains its leading position in the telecommunications industry in terms of the number of lines per employee and is among the industry's leaders in terms of other ***industrial efficiency parameters***. At the same time, the recent years have seen stable positive trends in the specific parameters of income and capitalisation. For example, income per employee amounted to 644 thousand roubles in 2005, which is 21% more than in 2004, while capitalisation per employee amounted to 35.4% thousand roubles, which is one of the best figures for interregional companies (the average capitalisation per employee in interregional companies is 25.3 thousand USD).

To maintain its competitive capacity, the OJSC North-West Telecom is implementing a strategy of integrated growth aimed at the development and upgrade of the existing telecommunication network and construction of new telecommunication networks to provide high-tech services. In 2005, the OJSC N.W.Telecom completed the construction of the multiservice network (MSN) for the whole serviced territory. The MSN will provide a wide range of integrated high-tech services and create the conditions for the future diversification of income from the services provided.

Multiservice networks are an independent class of networks constructed within the NGN conceptual framework. Such networks will provide a wide range of services, including multimedia, IPTV, video by order, fast Internet access, etc.

Financially as well, 2005 may definitely be called a successful year for the OJSC N.W.Telecom. For the first time since the creation of the unified Company the income growth rate exceeded the growth rate of operational costs (discounting the re-organisation costs). It has become possible due to the implementation of the cost reduction programme adopted in the beginning of 2005: under the programme, the total cost reduction in 2005 amounted to 367 million roubles. The Company's annual income increased by 32.7% up to 20.4 billion

roubles. Net profits exceeded 1.84 billion roubles, which is 39% more than for the respective period of the previous year.

The Company has become noticeably more effective: the tight costs control and an increased income from the new services resulted in an almost 50% growth of EBITDA up to 5.5 billion roubles. In 2005, net profitability of the OJSC N.W.Telecom was 9.0% – one of the highest figures in the industry.

I would also like to note that the actual financial figures for 2005 are noticeably better that those set out in the business plan.

North-West Telecom, as a company with a developed corporate management, regularly exceeds the net profits allocated to pay dividends. The total dividend payments for the year recommended by the Board of Directors were 397 million roubles or 22% of net profit. The dividends increased by 39% per preferred share, and by 7% per ordinary share. Dividend yield of the Company's shares is much higher than the industry average.

In recent years, North-West Telecom follows a sensible investment policy and keeps a balance between the borrowed and owner capital (58% and 42%). The 2005 investment plan was very ambitious and involved the largest investment in the whole history of the Company. Capital investments into development and upgrade of equipment amounted to 5.2 billion roubles, as compared to 4.7 billion roubles in 2004. Nevertheless, we coped with the task and fulfilled the plan by 102%. In new lines installation, the plan was exceeded by 6%. We put into operation 125.1 thousand digital lines for new customers and replaced 266.8 thousand analogous lines with digital lines. There are almost no outdated ten-step PBXs or crossbar offices remaining in the Company's network.

In spite of quite a rapid rate of commissioning new lines, there is still an unsatisfied ***demand for installation of telephone lines***. In 2005, we received 163.6 thousand applications; nevertheless, by the end of 2005, the total queue (including the constant inflow of new applications) amounted to 109.3 thousand. Explanation of such demand lies in the fact that people want to install a second telephone line or more. On the one hand, an unsatisfied demand for services is a positive factor; however, the technical inability to provide telephone lines to anyone who has expressed such a wish is of course negative, since it results in both a lower income and a negative image of the company – especially when viewed in comparison with cellular network providers. However, the OJSC North-West Telecom works to solve the problem, and by the end of 2005 the queue share within the installed capacity amounted to 2.3% (4.3% in 2004), which is considerably lower than for other interregional companies. We hope that in the future we will be able to eliminate the line installation queue and start operating similarly to cellular providers: a customer brings in an application, and receives the line next day (or, in the worst possible scenario, in three months).

Working under the 'Programme to Provide People of St Petersburg with Telecommunication Services for 2004-2007' which aims to satisfy the demand for modern telecommunication services in St Petersburg, the OJSC N.W.Telecom satisfied over 73.8 thousand applications in St Petersburg in 2005 and thus significantly reduced the line installation queue by the end of the year to 19.3 thousand applications (56.8 thousand in 2004).

In the nearest future, the fastest growing segment of the telecommunications market will be data transfer services and Internet access. While Russian Internet market amounted to 30.7 billion roubles in 2004, in 2005 it reached 38.5 billion. According to the estimates by the Ministry for Information Technologies and Communications, the figure will be 48.5 billion in 2006 and 74.6 billion in 2008. The growth will mostly occur in the broadband services. In 2004, the 'fast' Internet provided just over 10% of data transfer income. In 2008, its share within the industry will grow to 36%.

For these reasons, the main attention and a significant share of investment of North-West Telecom are directed into development of the highly profitable, so called '***new services***',

the tariffs for which are not regulated by the state. Judging by the last year's results, income from this kind of services increased by 55% to 1.037 million roubles.

Developing the new services, we count on the dial-up and broadband Internet access services (xDSL). The demand for them constantly grows. Using its advantage of a basic provider, the OJSC N.W.Telecom was one of the first in Russia to offer the 'Internet credit' service and became the major provider of dial-up Internet services. Judging by the results of 2005, the OJSC North-West Telecom is the leading company in terms of the number of dial-up access subscribers, ahead of both traditional and alternative operators. Provision of new types of services is a civilised method of expanding the market share of N.W.Telecom. The dial-up Internet access market is expected to grow further, mostly in the areas outside St Petersburg. A low Internet penetration in the Northwestern Federal District (12.9%) leaves much space to extend the customer base.

Commission of the multiservice network project has allowed the OJSC N.W.Telecom to create virtual private networks in public offices and private companies, telemedical systems, videoconferences, etc. The number of completed projects has increased, and the same is true for the number of corporate customers. Some of the major customers of the OJSC N.W.Telecom that enjoy services based on the multiservice network are

Sberbank of Russia (North-West Branch)
Vneshtorgbank (Promstroybank)
Euronet
Baltiisky Bank

In the future, we expect a greater number of customers and consequently a greater income from services within the multiservice network. It will allow us to diversify income and increase the share of income from unregulated services.

The OJSC North-West Telecom has remained a ***socially responsible*** company. One of the main conditions of social responsibility is, we believe, a full and timely payment of taxes. The tax charges of the OJSC N.W.Telecom in 2005 increased by 23% in comparison with 2004 and amounted to 4892 million roubles, or 24% of the Company's income. Tax payments into the federal budget alone amounted to 3.8 billion roubles.

Traditionally, the Company has been paying much attention to supporting state social programmes and developing local community. For several years now the OJSC North-West Telecom has been participating in the federal target programmes 'Electronic Russia' and 'Social Development of the Village'.

I would like to draw particular attention to the completion of an unprecedented social project to satisfy all line installation applications by veterans and disabled veterans of World War II. The total number of applications satisfied under the programme exceeded six thousand. The cost of the additional equipment and construction work at the 'last mile' amounted to over 68 million roubles. It is a sign of our gratitude to those who won the Victory and gave us peace.

Within the policy of ***social responsibility*** the OJSC North-West Telecom constantly pays great attention to establishing relations with local and municipal authorities. In 2005, cooperation agreements were concluded with the heads of all the regions and republics where the Company's branches operate. The agreements envisage coordinated efforts by both parties to develop the infrastructure of telecommunications in the Northwestern Federal District and contribute to the inclusion of the most remote areas into the single infocommunicational space of Russia. Implementation of projects envisaged by such Agreements contributes to the establishment and development of up-to-date telecommunications and to a maximal satisfaction of demand of the population of the North West.

To raise income, first of all the income of shareholders, the OJSC N.W.Telecom has to retain its position in the traditional telecommunications market and to increase its share of the new services market. At present, N.W.Telecom experiences an extremely tough competition

both from the cellular and alternative providers. Thus, it is highly important to earn the reputation of a customer-oriented company and to make our activity more and more effective. To respond to such complex demands, in 2005 the Company underwent an unprecedented large-scale re-organisation that allowed us to optimise the organisational and personnel structure, centralise management, move from the functional to the territorial principle of management, and most importantly to adopt commercial, rather than technocratic principles of business. The re-organisation commercialised the Company and made it more accessible to businesses and customers. All the measures were aimed at a greater customer orientation, and ultimately at a greater competitiveness of our business.

The re-organisation resulted in dismissal of 7.9% of employees. By the end of 2005, the average listing of the OJSC N.W.Telecom employees included 31.98 thousand people. Having optimised the personnel, we left the salary fund intact, which resulted in a more than 30% average increase of our workers' salaries. This is almost three times above the current inflation rate in Russia.

The priority area of N.W.Telecom's strategy has always been the ***improvement of corporate management***. Measures taken in 2005 to improve corporate management included adoption of the 'Programme to Increase Capitalisation for 2005-2007'. This is a fundamental document that takes into account all aspects of stock market activity: development of the stock market, relations with investors, and improvement of corporate management. According to an expert appraisal, corporate management accounts for about 20% of the market value of the OJSC N.W.Telecom. It shows what premium investors are ready to pay for the OJSC N.W.Telecom shares thanks to a high level of corporate management in the Company. Our image is not mere words anymore: it has become a tangible asset.

The level of corporate management has been appraised by independent experts. The corporate management rating assigned to the OJSC N.W.Telecom by Standard & Poor's in 2005 is not simply the highest among interregional companies, it is also one of the highest in Russia as a whole: 5.4 on the national scale. The OJSC N.W.Telecom received the 'A' national corporate rating for 2005 from RID-Expert RA.

Step by step, the Company is enhancing its information transparency. According to Standard & Poor's transparency index for 2005, North-West Telecom was in 7th place among the 54 largest companies in Russia. Also, in terms of transparency N.W.Telecom was the best Russian company among those that did not have to comply to the requirements of the US Securities and Exchange Commission (SEC).

In 2005 we continued our activity to re-organise the affiliated businesses. The main goal of the re-organisation was to develop OJSC N.W.Telecom's participation in the relevant strategic companies and liquidate the investments into the irrelevant or unprofitable assets. During the year, we terminated our participation in 10 commercial enterprises and 5 non-commercial organisations. The proceeds amounted to 4.1 million roubles. By using affiliated companies as an effective tool of conducting business and as an additional source of income, North-West Telecom acquired in 2005 two telecommunication companies, 'Novgorod Deitacom' and "Novgorod Datacom". After incorporation, the companies were merged in order to reduce expenses and make management more effective.

As shareholder of many companies, the OJSC N.W.Telecom has a right to dividend payments. In 2005, the OJSC N.W.Telecom received over 6 million roubles in dividends, which is eight times more than in 2004.

The ***Board of Directors*** of the OJSC N.W.Telecom reflects the stock structure of the Company. It includes both representatives of the key shareholder (OJSC Svyazinvest) (7 directors) and representatives of minority shareholders (4 directors). It has to be emphasised that the OJSC N.W.Telecom has a well-developed tradition of independent directors who actively participate in the Company"s business. This feature was met with approval by all experts and authorities in the sphere.

The Board of Directors has four committees (audit, corporate governance, appointments and remunerations, and strategic development). Every important issue is always considered by members of the respective committee, as well as by experts, if necessary.

In 2005, the Board of Directors of the OJSC North-West Telecom held 38 meetings that discussed the following important issues:

- approval of the Basic Principles of Organisation of the OJSC North-West Telecom;
- development forecast of the OJSC North-West Telecom for 2006-2008;
- approval of the Programme to Improve the Effectiveness of the OJSC North-West Telecom Activities for 2006-2008;
- approval of the major measures to improve the competitiveness in the telecommunications market up to 2010.

Due to the efforts to ***improve the investment appeal*** of the Company, stable growth rate of financial and economic parameters, sensible upgrade and investment policy, North-West Telecom showed a considerable increase in its market capitalisation for the second year running. In 2005 the Company's capitalisation increased almost twice, by 81%. The figure for 2004 was 59%.

The pre-New Year race, caused by the large amount of free funds that inundated Russian stock market and by publication of N.W.Telecom's optimistic preliminary financial and economic results for 2005, resulted on 30 December in N.W.Telecom's capitalisation crossing the psychological mark of one billion USD. Thus the Company joined the so called "Mid-Cap" category of companies with average capitalisation and consequently increased the range of potential investors. The market value grew by 76% for ordinary shares and by 104% for the preferred shares. Since the start of trading in the shares of the unified company in 2003, capitalisation of the OJSC N.W.Telecom increased by over five times.

The Company continued to develop actively the ***secondary stock market and to improve the shares liquidity***. It is safe to call 2005 a breakthrough year in terms of, among other things, growth of the liquidity of the Company's shares. Since the start of the year, the number of stock exchanges that trade in N.W.Telecom shares and ADR increased to six. That resulted in a more than double increase in the annual turnover of N.W.Telecom shares at Russian stock exchanges. Start of trading at Berlin and Frankfurt stock exchanges allowed investors to carry out transactions at the second most important stock exchange in Europe. It is particularly important since a significant part of N.W.Telecom shareholders are concentarted in Europe (about 30% of the capital stock).

By the end of 2005 the number of ordinary shares convertible into the first level ADR reached 942 619, or 5.3% of the total number of ordinary shares in the N.W.Telecom capital stock (4.6% in 2004).

Presently, it is impossible to finance investment projects without loans. Good credit history, stable financial position and a high level of corporate management allows the OJSC North-West Telecom to attract loans at the stock market, constantly increasing the obtained funds and reducing their cost. For example, in March 2005 N.W.Telecom placed the third bonded loan on very attractive conditions. The first coupon profit rate was 9.2%, one of the lowest at that moment.

In 2005, N.W.Telecom was the first interregional company to enter the international credit market and obtain a syndicated loan of 50 million euros. The unprecedented event testifies to the firm trust in the Company as a reliable debtor and provides opportunities to develop further the long-term financing tools and ultimately to optimise and diversify the credit funds structure.

Positive changes in the Company's credit policy and the strict control over financial flows were reflected in the ratings assigned to the Company. For example, Standard & Poor's raised their credit rating by two levels to "B+", with a "Stable" forecast. In 2005, the OJSC N.W.Telecom obtained another independent credit rating. Fitch Ratings assigned the long-

term rating "B+", with a "Stable" forecast, which is one of the highest credit ratings assigned by the agency to Russian companies.

The efforts of the Company were noted by the Staff of the RF President's Plenipotentiary in the Northwestern Federal District and by the RF Ministry for Information Technologies and Communication, who called North-West Telecom the leader of Russian telecommunications business. For the second year running, N.W.Telecom won the All-Russian Competition "The Best Russian Enterprises 2005" in the "Dynamic Development" nomination. The competition is organised by the Russian Union of Industrialists and Entrepreneurs, Russian Chamber of Commerce and Industry, and the Expert Institute and is supported by the RF Government. Russian Government certified the Company as a "Russian Organisation of High Social Responsibility". The Company's success in the stock market were recognised by the National Association of Securities Market Participants that declared N.W.Telecom winner in the "Best Emitent" nomination, together with such major Russian emitents as OJSC Gazprom, OJSC Lukoil, etc.

N.W.Telecom's newspaper, *Svyazist Severo-Zapada*, was declared the best corporate publication in the telecommunications sphere for 2005 by the Russian Association of Corporate Media.

The declared mid-term development strategy for the OJSC North-West Telecom is aimed at the leading position in the North West's telecommunications market and ultimately at the growth of the Company's market value.

In 2006, the Company will concentrate its efforts in improving the economic effectiveness of the business. The priority area in the Company's development in 2006 is to strengthen its market position in the segment of new, highly profitable services and services for the business sector. To achieve that we will continue developing NGN networks, increase drastically the number of broadband ports, further improve our commercial activity as well as the quality of service provided to customers.

According to the established tradition, we will work on improving the investment appeal and liquidity of Company's securities, enhancing the quality of reputation management and introducing the corporate management principles to meet the requirements of the international investment community.

As General Director and Chairman of the Board of Directors of the OJSC North-West Telecom, I would like to express my sincere gratitude to shareholders, partners, customers and employees of the Company for the fruitful cooperation and hope that the next year will be even more successful.

Thank you for your attention!

Appendix No. 2
to minutes No. 01-06
of the annual general meeting of the shareholders
of the Open Joint-Stock Company
North-West Telecom

Co-report of Venera Adykhamovna Khusnutdinova - Deputy General Manager - Manager in charge of Economics and Finance on the first issue of the agenda

Dear Shareholders,

Please let me provide more detailed information on the financial results of the Company in 2005.

In 2005, the assets of the Company rose by 16.6% to 29,554 million roubles. The structure of non-circulating assets and its changes are as follows: the volume of fixed assets increased by 18%, the volume of unfinished capital construction reduced by 25%, the volume of long-term financial investments grew by 34%. The circulating assets changed as well: the supplies reduced by 18%, debts receivable rose by 5%, mostly due to the current receivables. The short-term financial investments increased several times. This was due to the fact that the Company had placed temporarily spare funds on short-term deposit. As regards the structure of the Company's liabilities, as compared with 2004 the own funds of the Company remained above 50%, namely, 54.5%, evidencing high financial stability of the Company. The structure of the borrowed capital may be described as follows: the borrowings rose by 52.4% with such long-term sources as long-term credits, long-term bonds accouting for most of the borrowed funds. The total indebtedness amounted to 10,150 million roubles in 2005. I would like to point out that good operational performance and high credit quality enable our Company to make borrowings at the rates between 8.5 and 10.2%, which is lower than the inflation rate. In terms of debt burden and coverage of liabilities, OJSC "N.W.Telecom" has one of the best positions in the sector. Our debt to EBITDA ratio is below the average – 1.9, while the average ratio in the Interregional Company is 2.2. Our EBITDA to interest payable ratio is 8.3.

As already mentioned, the financial stability of the Company is very high: the current liquidity ratio as of the end of the past year was significantly improved. We surpassed the level of "one" and reached 1.27.

The financial independence ratio, that is the share of own funds in total liabilities, is equal to 55%. The operating result of the Company was also positive. The proceeds rose by 32.7% to 20,384 million roubles.

The profit on sales rose by 22% to 3,811 million roubles.

The EBITDA rose by almost 50% to 5,455 million roubles.

I would like to point out that our net profit rose by 39% to 1,844 million roubles.

As regards the investment policy of the Company in 2005, the volume of investments increased by almost 11% as against the past year and amounted to 5,240 million roubles. As in the past years, most of our investments were made for local and long-distance communications services as well as for the development of new promising services.

The net profit rates were also substantially improved: the net profit rose to 9%, the profit rate on own capital rose by 2.3 percentage points to 11.4%, the profit rate on assets increased to 6.2% and the net profit allocated for dividends increased to 18%. In accordance with recommendations of the Board of Directors, in the next issue on the agenda it will be proposed to allocate 21.5% of the net profit for dividends and leave the other funds at the disposal of the Company for the development of communications networks. The dramatic decrease in debts receivable for communications services by 27% was a very important event for us in 2005. At the same time, the amount of overdue indebtedness fell by 49%. In this case, the factor which determined these results was the receipt of about 570 million roubles from the Finance Ministry towards the indebtedness which arose in 1999-2004 in respect of

the services provided at reduced rates to eligible individuals. The overdue indebtedness of people entitled to privileges reduced from 1,049 million roubles to 480 million roubles.

In the opinion of the financial and economic service and the Board, the main task for 2006 is to preserve the positive trends that existed in the Company during the past years. These include the increase in operating margin, further growth of the net profit, supervision over the volume and efficiency of investments as well as the policy of maintaining a high level of financial independence of the Company.

Thank you for listening.

Appendix No. 3
to minutes No. 01-06
of the annual general meeting of the shareholders
of the Open Joint-Stock Company
North-West Telecom

Statement of Ivan Ivanovich Rodionov, a member of the Board of Directors, Chairman of the Committee of the Board of Directors for Audit. on the fifth issue of the agenda

Dear Shareholders,

I would like to combine this issue with brief information on the work of the Board of Directors Audit Committee. I think it is advisable to do it now, before the election of the auditor.

This year, we will have a report prepared under international standards in about a week and it will be published on the corporate web-site. This little delay is due to the fact that N.W.Telecom succeed in doing very much in the field of audit and I believe that in this respect our Company is the best among Russian fixed-line communications companies. We were the first to complete the accounting for fixed assets under international standards and, perhaps, we are the only company which fully satisfies the auditors in this field. Now we have full exact information on our property, we amortize it correctly and, accordingly, we can plan the development of our assets.

This year, we completed a very important project for reflecting in the accounting records the reorganization of OJSC "N.W.Telecom" in 2004 by the merger of OJSC "Lensvyaz" and OJSC "Svyaz of Republic of Komi". It was the first serious accounting problem for us since the formation of the Company, as we had to valuate intangible assets as well. However, in the past year our auditors had the opportunity to recognize the integration of these companies into N.W.Telecom's financial performance data in full and in respect of all parameters. While this project took almost three years at the time of creation of the Company, today the high level of accounting practices enabled us to do everything in a little more than a year. Secondly, it was for the first time and also more rapidly than other fixed-line communications companies that we completed the accounting for pension liabilities and related reserves of the Company for the purposes of international reporting. Thirdly, in the past year the Company solved a very difficult problem of reflecting the acquisition of new private companies in the accounting records. You are aware that private companies which operate in the field of new communications services and are attractive for acquisition have appeared in the regions over the past years. To improve its market positions, OJSC N.W.Telecom acquires some of these companies which lead regional markets of new services, first of all, Internet, broadband access, data transmission, cable TV, as it tries to compensate incomes lost due to the long-distance communications services reform. Changes in the system of long-distance communications regulations were the most important event of the past year that affected fixed-line communications companies, reducing their incomes and profits. To compensate for the loss of incomes, our Company started a large-scale development of new communications services in advance, as early as 2004. Sometimes, it is advisable to develop these new services not only with the use of our own technical facilities, but also by acquiring other companies which achieved firm positions on local markets. Now the financial services of our Company can evaluate rather rapidly and efficiently the advisability of acquiring such companies and integrate these new acquired companies in our financial statements. The last important, fifth issue the Audit Committee managed to solve in the past year was a very serious work for the fair valuation of N.W.Telecom's financial investments in shares in OJSC "Telecominvest". If you remember, Telecominvest is the leading shareholder of Megafon, Russia's third largest cellular communications operator. This is a very precious asset and determining the fair market value of our financial investments in Telecominvest shares is very

important for reflecting correctly the N.W.Telecom's property in the records. These shares were placed on our balance sheet at the prime cost, which was only 20 million dollars, and such situation was not normal. It is evident that a 15% stake in Telecominvest cannot be worth 20 million dollars and its real value is a bit less than 300 million dollars.
On the initiative of the Committee for Audit, N.W.Telecom involved an independent valuator, one of the "Big Four" audit companies, and now this asset is reflected at the fair market value in our reports prepared under international standards. We are sure that despite a rather high fee paid to the valuator this work was very important, because N.W.Telecom may take credits on better conditions and its reports allow stock market analysts and professionals to reach a more informed opinion about our company. The trend of prices for shares in our Company is one of the best among Russian fixed-line communications companies.

The Committee for Audit does not intend to stop on what was achieved. There are two very interesting issues we are going to settle finally in the next year. Firstly, we want to get a fair market valuation of our real estate, first of all, in St. Petersburg. It will give us a better idea of the real value of our assets and, accordingly, it will increase the value of our Company in the eyes of stock market analysts and professionals. Our second task for the next year is to begin creating a model of the Company value. This model is very important, as it enables us to check any ongoing or planned corporate action in the field of strategy or corporate governance. The value-based approach to management is seen today by the world's best companies as one of the most advanced. Accordingly, with the value model we will be able to understand exactly and fully at any time the effect our planned actions may have on the market value of our Company. We will be the first Russian fixed-line communications company to do it. We believe that the model will not be unnoticed by stock market analysts and professionals and its very existence will influence the price of N.W.Telecom's shares.

I would also like to tell that even though all of the above-mentioned works, both completed and planned, were performed by independent companies, it was done in a rather close contact of the Committee for Audit with our auditor, as the efficiency of each of the five completed and two planned works requires a very deep and close interaction with the auditor in order to avoid delays with the recognition of correct reflection of relevant results in the records both from the standpoint of used method and values reflected in the N.W.Telecom's reports.

That's why I think that although LLC "Ernst & Young" has been the auditor of our Company for several years, it is advisable to involve the same company to audit the financial results of 2006. This is the idea that underlies the Board of Director's proposal for the election of auditor for 2006. Thank you for your attention

Appendix No. 4
to minutes No. 01-06
of the annual general meeting of the shareholders
of the Open Joint-Stock Company
North-West Telecom

Statement
of Irina Mikhailovna Ragozina, a Member of the Board of Directors, Chairperson of the Committee of the Board of Directors for Corporate Management on the sixth issue of the agenda

Dear Shareholders,

According to the practice that has been used by OJSC N.W.Teecom for a number of years, all documents to be approved by the meeting of the shareholders or by the Board of Directors are preliminarily considered by the Corporate Management Committee and only after having been approved by the Committee they are presented to the Board of Directors. If such documents are within the terms of reference of the meeting of the shareholders, the Board of Directors recommends them for approval at the general meeting of the shareholders. Proceeding from this practice, the Corporate Management Committee has considered the proposed amendments to the Articles of Association of OJSC N.W.Telecom and recommended the Board of Directors to present those amendments for approval by the meeting of the shareholders. And the issue of approving the Articles of Association of the Company in the new version taking into account the proposed amendments and additions has been presented to the meeting of the shareholders.

The said amendments and additions may be divided into several basic groups.

Firstly, these are amendments made in the Articles of Association in connection with the changes in the legislation. This concerns the areas of activities that are licensed, as you know, for the communications industry. And the changes made in the Law On Joint-Stock Companies that took effect in January 2006 concerning the rights and obligations of shareholders wishing to sell big blocks of shares. All these changes have been reflected in the new version of the Articles of Association.

The second group of the amendments proposed to the Articles of Association concerns a clearer statement of the terms of reference of the Board of Directors and the Management Board. They are not changed cardinally, however, the wordings are changed in accordance with the active law and the established practice.

And the third group of the amendments concerns only editing changes that have taken place in the life of the company for the period under report and must be reflected in the Articles of Association according to the law. Among other things, they concern the changes in the address of the legal entity itself and of one of its branches.

Thank you for your attention

Appendix No. 5
to minutes No. 01-06
of the annual general meeting of the shareholders
of the Open Joint-Stock Company
North-West Telecom

Statement
of Alexandr Vyacheslavovich Ikonnikov, a member of the Board of Directors, the Chairperson of the Appointments and Remuneration Committee of the Board of Directors.
on the tenth issue of the agenda

Dear Shareholders,

The Board of Directors suggests that you consider and vote on the issue of establishing the amount of remuneration for the members of the Board of Directors of the Company and for the presented draft decision.

The Appointments and Remunerations Committee has considered this issue at its meeting. We have been guided by two approaches.

Firstly, we took into account the positive dynamics of the Company's development and the connection between the remuneration of the members of the Board of Directors and the capitalization of the Company.

Secondly, we considered the proposal based on the general approach to the remuneration of the members of the Board of Directors suggested by the main shareholder OJSC Svyazinvest.

The members of the Committee have carried out a comparative analysis of the financial and economic activities of the interregional companies and a number of foreign companies that can be compared by the volume of proceeds, by the size of the business and by capitalization with the level of our company; besides, we have examined information on the amount of remuneration to the extent such amount of remuneration is used in the general international practice. On the basis of such consideration, we have recommended the Board of Directors, and the Board of Directors has approved the proposed draft decision and has presented it for your consideration.

Thank you.

RECEIVED
2006 AUG 25 P 12:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AMENDMENTS TO THE LIST OF AFFILIATED PARTIES

OF THE OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

(full official name of the joint stock company)

Issuer's code 00119 – A

from 01 07 2006 **till** 30 09 2006

ce of Issuer's business: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia

(location (address of the joint-stock company's standing executive body (other party entitled to act on behalf of the joint-stock company without a power of attorney)))

The information contained in this document may be disclosed in compliance with the legislation of the Russian Federation on securities.

Web-page address: www.nwtelecom.ru

(address of the Internet page used by the Issuer to disclose information)

Issuer's codes	
TIN	7808020593
BSRN	1027809169849

II. Amendments to the list of affiliated parties within the period
from 01 07 2006 till 30 09 2006

No.	Contents of the amendment	Effective date of the amendment	Date of the amendment to the list of affiliated parties
1	**The annual general meeting of the Company's shareholders elected new members of the Company's Board of Directors**	**30.06.2006**	**12.07.2006**

Data on the affiliated party prior to the amendment:

Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
2	3	4	5	6	7
Vladimir Alexandrovich Akulich	St. Petersburg, Russia	The person is a Member of the Board of Directors of the Company The person is the General Manager of the Company The person is a Member of the Company's Management Board	27.06.2005 23.08.2004 27.06.2005	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Vladimir Alexandrovich Akulich	St. Petersburg, Russia	The person is a Member of the Board of Directors of the Company The person is the General Manager of the Company The person is a Member of the Company's Management Board	30.06.2006 23.08.2004 30.06.2006	-	-

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Konstantin Vladimirovich Belyaev	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	0.001	0.001

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Konstantin Vladimirovich Belyaev	Moscow, Russia	The person is a Member of the Board of Directors of the Company	30.06.2006	0.001	0.001

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Alexandr Alexandrovich Gogol	St. Petersburg, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Alexandr Alexandrovich Gogol	St. Petersburg, Russia	The person is a Member of the Board of Directors of the Company	30.06.2006	-	-

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Dmitry Georgiyevich Yefimov	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Alexandr Vyacheslavovich Ikonnikov	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Alexandr Vyacheslavovich Ikonnikov	Moscow, Russia	The person is a Member of the Board of Directors of the Company	30.06.2006	-	-

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Alexandr Nikolayevich Kiselev	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Alexandr Nikolayevich Kiselev	Moscow, Russia	The person is a Member of the Board of Directors of the Company	30.06.2006	-	-

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Dmitry Vladimirovich Levkovsky	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Dmitry Vladimirovich Levkovsky	Moscow, Russia	The person is a Member of the Board of Directors of the Company	30.06.2006	-	-

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Irina Mikhailovna Ragozina	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Irina Mikhailovna Ragozina	Moscow, Russia	The person is a Member of the Board of Directors of the Company	30.06.2006	-	-

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Ivan Ivanovich Rodionov	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Ivan Ivanovich Rodionov	Moscow, Russia	The person is a Member of the Board of Directors of the Company	30.06.2006	-	-

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Valery Nikolayevich Yashin	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	0.143	0.089

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Valery Nikolayevich Yashin	Moscow, Russia	The person is a Member of the Board of Directors of the Company	30.06.2006	0.143	0.089

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Oleg Mikhaylovich Mikhaylov	Moscow, Russia	The person is a Member of the Board of Directors of the Company	30.06.2006	-	-

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Liubov Stepanovna Timoshenko	Moscow, Russia	The person is a Member of the Board of Directors of the Company	30.06.2006	-	-

AMENDMENTS TO THE LIST OF AFFILIATED PARTIES

OF THE OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

(full official name of the joint stock company)

Issuer's code 0 0 1 1 9 – A

from 0 1 0 7 2 0 0 6 **till** 3 0 0 9 2 0 0 6

Place of Issuer's business: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia

(location (address of the joint-stock company's standing executive body (other party entitled to act on behalf of the joint-stock company without a power of attorney)))

The information contained in this document may be disclosed in compliance with the legislation of the Russian Federation on securities.

Web-page address: www.nwtelecom.ru

(address of the Internet page used by the Issuer to disclose information)

Issuer's codes	
TIN	7808020593
BSRN	1027809169849

II. Amendments to the list of affiliated parties within the period

from 01 07 2006 **till** 30 09 2006

1	New members of the Company's Management Board were appointed by the Board of Directors of the Company	30.06.2006	05.07.2006

Data on the affiliated party prior to the amendment:

Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
2	3	4	5	6	7
Vladimir Alexandrovich Akulich	St. Petersburg, Russia	The person is a Member of the Board of Directors of the Company The person is the General Manager of the Company The person is a Member of the Company's Management Board	27.06.2005 23.08.2004 27.06.2005	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Vladimir Alexandrovich Akulich	St. Petersburg, Russia	The person is a Member of the Board of Directors of the Company The person is the General Manager of the Company The person is a Member of the Company's Management Board	30.06.2006 23.08.2004 30.06.2006	-	-

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Vikentiy Alexandrovich Kozlov	The city of Syktyvkar, Republic of Komi	The person is a Member of the Company's Management Board	27.06.2005	0.17	0.20

Data on the affiliated party after the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Sergey Alexandrovich Orlov	Moscow, Russia	The person is a Member of the Company's Management Board	27.06.2005	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Oleg Viktorovich Popov	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Oleg Viktorovich Popov	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.06.2006	-	-

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Oleg Anatolyevich Semanov	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	0.002	0.002

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Oleg Anatolyevich Semanov	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.06.2006	0.002	0.002

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Maya Mikhailovna Semchenko	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Maya Mikhailovna Semchenko	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.06.2006	-	-

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Irina Vladimirovna Tambovskaya	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Irina Vladimirovna Tambovskaya	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.06.2006	-	-

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Ella Ivanovna Tomilina	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.03.2006	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Ella Ivanovna Tomilina	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.06.2006	-	-

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7

Leonid Zigmundovich Tufrin	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	0.001	0.00001

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Leonid Zigmundovich Tufrin	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.06.2006	0.001	0.00001

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Venera Adykhamovna Khusnutdinova	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Venera Adykhamovna Khusnutdinova	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.06.2006	-	-

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Grigory Borisovich Chernyak	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	0.033	0.035

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Grigory Borisovich Chernyak	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.06.2006	0.033	0.035

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Vladimir Ivanovich Shumeyko	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	0.0001	0.0001

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Vladimir Ivanovich Shumeyko	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.06.2006	0.0001	0.0001

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Yelena Viktorovna Zabuzova	Moscow, Russia	The person is a Member of the Company's Management Board	30.06.2006	-	-

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Yury Alexandrovich Pochekin	Vologda, Russia	The person is a Member of the Company's Management Board	30.06.2006	0.05	0.06

NOTIFICATION
ON THE ESSENTIAL FACT
"DATA ON DECISIONS OF GENERAL MEETINGS"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

1.9. Code of the essential fact:	*1000119A12072006*

2. Contents of the notification
2.1. Type of General Meeting: *annual;*
2.2. Form of holding the general meeting: *by attendance;*
2.3. Date and place of holding: *30.06.2006; 14, Sinopskaya nab., St. Petersburg, Russia*
2.4. Quorum of the general meeting:
The list of persons entitled to participation in the general meeting of the shareholders of OJSC North-West Telecom is made up on the basis of the data from the Company's shareholders register as of 15th May 2006.
As of the date of making up the list of persons entitled to participation in the general meeting of the shareholders of OJSC North-West Telecom 881,045,433 common shares are floated by the Company.
Shareholders holding the common shares of the Company are entitled to vote in respect of issues Nos. 1, 2, 3, 5, 6, 7, 8, 9 and 10 of the agenda of the Annual General meeting of shareholders of OJSC North-West Telecom.
Shareholders holding the common shares of OJSC North West Telecom, except for the Members of the Board of Directors and officials of the Company's management bodies are entitled to vote in respect of issue No. 4 (Electing the members of the Auditing Committee of the Company).
The shareholders registered as of the start of the meeting have all in all 644, 382, 720 votes, which makes 73.14%.
According to Article 58 of the Federal Law "On Joint-Stock Companies" "a general meeting of shareholders is qualified (has the quorum) if the shareholders holding all in all more than the half of the votes of the Company's floated voting shares took part in it".
Thus, there is the quorum for taking decisions on all issues of the agenda of the annual general meeting of the shareholders of OJSC North-West Telecom. The meeting shall be considered qualified.

2.5. Issues proposed for voting, and results of voting on them:

2.5.1. On the first issue of the agenda:
MOTION FOR VOTING:
the COMPANY'S annual report FOR THE YEAR 2005, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution,

including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2005) SHALL BE APPROVED.

BASIC AREAS OF DISTRIBUTING PROFIT PLANNED FOR THE REPORTING YEAR (2005)

№ No.	Indices	Units of measurement:	Amount
1	2	3	4
1.	Net profit of the year under report	thousand roubles	1,844,135
2.	Basic areas of distribution of the profit of the year under report		
2.1.	for cover of losses of past years	thousand roubles	-
2.2.	for reserve formation in % of net profit	thousand roubles %	-
2.3.	for the formation of a specialized joint stock fund of the Company's employees (if such a formation is provided for by the incorporation documents) in % of net profit	thousand roubles %	-
2.4.	payment of dividend in % of net profit	thousand roubles %	396,718 21.5%
2.5.	to increase the authorized capital in respect of the retained profit of the year under report in % of net profit	thousand roubles %	1,447,417 78.5%

VOTING RESULTS: Shareholder's opinion	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the first issue of the agenda
IN FAVOUR	638,509,699	99.06%
AGAINST	17,048	0.00%
ABSTAINING	26,710	0.00%

2.5.2. On the second issue of the agenda:
MOTION FOR VOTING:
DIVIDEND FOR THE YEAR 2005 SHALL BE PAID:
FOR TYPE A PREFERRED SHARES IN THE AMOUNT OF 0.652 ROUBLES PER SHARE IN THE MONETARY FORM FROM 15th AUGUST 2006 TILL 15th DECEMBER 2006
FOR COMMON SHARES IN THE AMOUNT OF 0.265 ROUBLES PER SHARE IN THE MONETARY FORM FROM 15th AUGUST 2006 TILL 15th DECEMBER 2006.

VOTING RESULTS: Shareholder's opinion	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the second issue of the agenda
IN FAVOUR	637,261,019	98.87%
AGAINST	267,177	0.04%
ABSTAINING	30,418	0.00%

2.5.3. On the third issue of the agenda:
MOTION FOR VOTING:
THE COMPANY'S BOARD OF DIRECTORS SHALL BE ELECTED FROM THE FOLLOWING PROPOSED LIST:
Vladimir Alexandrovich Akulich
Konstantin Vladimirovich Belyaev
Stanislav Grachevich Vartanyan
Mikhail Borisovich Vasilyev
Alexandr Alexandrovich Gogol
Evgeny Petrovich Enin
Dmitry Georgiyevich Yefimov
Alexandr Vyacheslavovich Ikonnikov
Alexandr Nikolayevich Kiselev
Maria Nikolayevna Kneib
Denis Viktorovich Kulikov
Dmitry Vladimirovich Levkovsky
Natalya Vyacheslavovna Loginova
Oleg Mikhaylovich Mikhaylov
Oxana Valeryevna Petrova
Irina Mikhailovna Ragozina
Ivan Ivanovich Rodionov
Liubov Stepanovna Timoshenko
Valery Nikolayevich Yashin

VOTING RESULTS: *Shareholder's opinion*	*Number of votes*	*Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the third issue of the agenda*
IN FAVOUR	*7,000,272,510*	*98.74%*
AGAINST	*21,285*	*0.00%*
ABSTAINING	*1,269,246*	*0.02%*

№	*Full name of the candidate*	*Number of votes "IN FAVOUR"*
1	*Vladimir Alexandrovich Akulich*	*675,686,497*
2	*Valery Nikolayevich Yashin*	*639,224,136*
3	*Konstantin Vladimirovich Belyaev*	*623,032,587*
4	*Alexandr Alexandrovich Gogol*	*622,935,858*
5	*Liubov Stepanovna Timoshenko*	*620,240,144*
6	*Alexandr Nikolayevich Kiselev*	*620,132,126*
7	*Oleg Mikhaylovich Mikhaylov*	*620,091,454*
8	*Irina Mikhailovna Ragozina*	*579,799,729*
9	*Dmitry Vladimirovich Levkovsky*	*538,246,465*
10	*Ivan Ivanovich Rodionov*	*532,882,216*
11	*Alexandr Vyacheslavovich Ikonnikov*	*529,986,563*
12	*Stanislav Grachevich Vartanyan*	*383,810,511*
13	*Dmitry Georgiyevich Yefimov*	*3,569,505*
14	*Denis Viktorovich Kulikov*	*3,460,692*
15	*Mikhail Borisovich Vasilyev*	*3,007,261*
16	*Natalya Vyacheslavovna Loginova*	*208,142*
17	*Maria Nikolayevna Kneib*	*89,255*
18	*Oxana Valeryevna Petrova*	*48,285*
19	*Evgeny Petrovich Enin*	*31,565*

2.5.4. *On the fourth issue of the agenda:*
MOTION FOR VOTING:

THE AUDITING COMMITTEE OF THE COMPANY SHALL BE ELECTED ACCORDING TO THE PROPOSED LIST.

VOTING RESULTS:

No.	Full name of the candidate	Number of votes		
		In favour	Against	Abstaining
1	Ruslan Kyarimovich Aksyaitov	587,059,188	1,526,444	43,898,238
2	Ekaterina Sergeyevna Erofteyeva	587,517,066	1,686,559	42,385,043
3	Sergey Ninelevich Kosarev	587,795,694	1,573,331	42,389,266
4	Natalya Sergeyevna Maliborskaya	135,467,192	453,553,003	42,685,291
5	Sergey Vladimirovich Podosinov	586,726,336	2,627,988	42,391,197
6	Igor Georgievich Polovnev	152,168,515	452,120,716	15,007,658
7	Igor Nikolayevich Repin	151,488,874	452,161,499	14,899,197
8	Ivan Vladimirovich Topolya	453,457,344	7,279,302	170,941,441
9	Nataliya Petrovna Utina	454,405,629	5,477,458	172,162,616
10	Tamara Alexeyevna Chernikova	455,186,723	5,437,732	170,673,140

2.5.5. On the fifth issue of the agenda:

MOTION FOR VOTING:

THE ERNST & YOUNG LIMITED LIABILITY COMPANY SHALL BE APPROVED AS THE COMPANY'S AUDITOR FOR THE YEAR 2006.

VOTING RESULTS: Shareholder's opinion	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the fifth issue of the agenda
IN FAVOUR	640,542,524	99.38%
AGAINST	45,797	0.01%
ABSTAINING	148,364	0.02%

2.5.6. On the sixth issue of the agenda:

MOTION FOR VOTING:

THE COMPANY'S ARTICLES OF ASSOCIATION SHALL BE APPROVED, IN A NEW VERSION

VOTING RESULTS: Shareholder's opinion	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the sixth issue of the agenda
IN FAVOUR	640,463,279	99.37%
AGAINST	101,769	0.02%
ABSTAINING	96,108	0.01%

2.5.7. On the seventh issue of the agenda:

MOTION FOR VOTING:

AMENDMENTS AND ADDITIONS No.1 INTO THE COMPANY'S PROVISIONS ON THE GENERAL MEETING OF THE SHAREHOLDERS SHALL BE INTRODUCED.

VOTING RESULTS: Shareholder's opinion	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the seventh issue of the agenda
IN FAVOUR	639,553,734	99.23%
AGAINST	103,627	0.02%
ABSTAINING	486,115	0.08%

2.5.8. On the eighth issue of the agenda:

MOTION FOR VOTING:
PROVISIONS ON THE COMPANY'S BOARD OF DIRECTORS SHALL BE APPROVED, IN A NEW VERSION

VOTING RESULTS: *Shareholder's opinion*	*Number of votes*	*Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the eighth issue of the agenda*
IN FAVOUR	*636,915,297*	*98.82%*
AGAINST	*53,151*	*0.01%*
ABSTAINING	*457,329*	*0.07%*

2.5.9. On the ninth issue of the agenda:
MOTION FOR VOTING:
THE PROVISIONS ON THE COMPANY'S AUDITING COMMITTEE SHALL BE APPROVED, IN A NEW VERSION

VOTING RESULTS: *Shareholder's opinion*		*Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the ninth issue of the agenda*
IN FAVOUR	*636,888,284*	*98.81%*
AGAINST	*53,082*	*0.01%*
ABSTAINING	*486,102*	*0.08%*

2.5.10. On the tenth issue of the agenda:
MOTION FOR VOTING:
THE FOLLOWING STANDARD DEDUCTION FOR CALCULATING THE ANNUAL REMUNERATION TO THE MEMBERS (ALL MEMBERS) OF THE BOARD OF DIRECTORS OF THE COMPANY ELECTED BY THE DECISION OF THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS of OJSC N.W.TELECOM DATED 30.06.2006 SHALL BE ESTABLISHED:

- *0.26 PER CENT OF EBITDA (EARNINGS BEFORE INTEREST, TAX, DEPRECIATION, AMORTIZATION OF FIXED ASSETS AND INTANGIBLE ASSETS) OF THE COMPANY ON THE BASIS OF THE ACCOUNTING DATA ACCORDING TO IAS FOR THE YEAR UNDER REPORT;*
- *0.78PER CENT OF THE AMOUNT OF THE COMPANY'S NET PROFIT ALLOCATED FOR DIVIDEND PAYMENT ACCORDING TO THE RESULTS OF THE YEAR UNDER REPORT*

VOTING RESULTS: *Shareholder's opinion*	*Number of votes*	*Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the tenth issue of the agenda*
IN FAVOUR	*636,642,726*	*98.77%*
AGAINST	*498,480*	*0.08%*
ABSTAINING	*351,251*	*0.05%*

2.6. Wording of the decisions taken by the general meeting:

2.6.1. On the first issue of the agenda:
THE COMPANY'S ANNUAL REPORT FOR THE YEAR 2005, ANNUAL ACCOUNTS AND REPORTS, INCLUDING THE PROFIT AND LOSS REPORT (PROFIT AND LOSS ACCOUNT) OF THE COMPANY, AS WELL AS PROFIT DISTRIBUTION, INCLUDING THAT FOR PAYMENT OF

DIVIDEND, AND COMPANY'S LOSSES BASED ON THE RESULTS OF THE FISCAL YEAR UNDER REPORT (2005) SHALL BE APPROVED.

2.6.2. On the second issue of the agenda:
DIVIDEND FOR THE YEAR 2005 SHALL BE PAID:

- *FOR TYPE A PREFERRED SHARES IN THE AMOUNT OF 0.652 ROUBLES PER SHARE IN THE MONETARY FORM FROM 15TH AUGUST 2006 TILL 15TH DECEMBER 2006*
- *FOR COMMON SHARES IN THE AMOUNT OF 0.265 ROUBLES PER SHARE IN THE MONETARY FORM FROM 15TH AUGUST 2006 TILL 15TH DECEMBER 2006.*

2.6.3. On the third issue of the agenda:
THE BOARD OF DIRECTORS WITH THE FOLLOWING MEMBERS SHALL BE ELECTED:
Vladimir Alexandrovich Akulich
Konstantin Vladimirovich Belyaev
Alexandr Alexandrovich Gogol
Alexandr Vyacheslavovich Ikonnikov
Alexandr Nikolayevich Kiselev
Dmitry Vladimirovich Levkovsky
Oleg Mikhaylovich Mikhaylov
Irina Mikhailovna Ragozina
Ivan Ivanovich Rodionov
Liubov Stepanovna Timoshenko
Valery Nikolayevich Yashin

2.6.4. On the fourth issue of the agenda:
THE AUDITING COMMITTEE OF THE COMPANY WITH THE FOLLOWING MEMBERS SHALL BE ELECTED:
Ruslan Kyarimovich Aksyaitov
Ekaterina Sergeyevna Erofteyeva
Sergey Ninelevich Kosarev
Sergey Vladimirovich Podosinov
Ivan Vladimirovich Topolya
Nataliya Petrovna Utina
Tamara Alexeyevna Chernikova

2.6.5. On the fifth issue of the agenda:
THE ERNST & YOUNG LIMITED LIABILITY COMPANY SHALL BE APPROVED AS THE COMPANY'S AUDITOR FOR THE YEAR 2006.

2.6.6. On the sixth issue of the agenda:
THE COMPANY'S ARTICLES OF ASSOCIATION SHALL BE APPROVED, IN A NEW VERSION

2.6.7. On the seventh issue of the agenda:
AMENDMENTS AND ADDITIONS NO.1 INTO THE COMPANY'S PROVISIONS ON THE GENERAL MEETING OF THE SHAREHOLDERS SHALL BE INTRODUCED.

2.6.8. On the eighth issue of the agenda:
PROVISIONS ON THE COMPANY'S BOARD OF DIRECTORS SHALL BE APPROVED, IN A NEW VERSION

2.6.9. On the ninth issue of the agenda:
THE PROVISIONS ON THE COMPANY'S AUDITING COMMITTEE SHALL BE APPROVED, IN A NEW VERSION

2.6.10. On the tenth issue of the agenda:

THE FOLLOWING STANDARD DEDUCTION FOR CALCULATING THE ANNUAL REMUNERATION TO THE MEMBERS (ALL MEMBERS) OF THE BOARD OF DIRECTORS OF THE COMPANY ELECTED BY THE DECISION OF THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS of OJSC N.W.TELECOM DATED 30.06.2006 SHALL BE ESTABLISHED:

- *0.26 PER CENT OF EBITDA (EARNINGS BEFORE INTEREST, TAX, DEPRECIATION, AMORTIZATION OF FIXED ASSETS AND INTANGIBLE ASSETS) OF THE COMPANY ON THE BASIS OF THE ACCOUNTING DATA ACCORDING TO IAS FOR THE YEAR UNDER REPORT;*
- *0.78PER CENT OF THE AMOUNT OF THE COMPANY'S NET PROFIT ALLOCATED FOR DIVIDEND PAYMENT ACCORDING TO THE RESULTS OF THE YEAR UNDER REPORT.*

3. Signature	
3.1. General Manager ¬___________________	V.A. Akulich
3.2. Date July 12, 2006	Official seal

NOTIFICATION
ON THE ESSENTIAL FACT
"DATA ON ACCRUED AND/OR PAID YIELD UNDER ISSUER'S SECURITIES"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

1.9. Code of the essential fact:	*0600119A12072006*

2. Contents of the notification

2.1. Type, category, series and other identification characteristics of securities:
common registered non-documentary shares;
preferred registered non-documentary type A shares

2.2. The state registration number of the securities issue and the date of registration by the state:
common registered non-documentary shares: *1-02-00119-A of 09.09.2003*
preferred registered non-documentary type A shares: *2-02-00119-A of 09.09.2003*

2.3. Name of the registering authority that effected the state registration of the securities issue: *Federal Commission for the Securities Market of Russia*

2.4. Issuer's management body taking the decision on dividend payment (statement): *Annual general meeting of the shareholders;*

2.5. Date of taking the decision on payment (statement) of the dividend on the Issuer's shares: *30.06.2006*

2.6. Date of making up the minutes of the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend under the issuer's shares: *12.07.2006.*

2.7. Total amount of dividend charged on the issuer's shares of certain category (type), and amount of dividend charged per share of certain category (type):

- *common registered non-documentary shares:*
  total amount of charged dividend – 233,477 thousand roubles;
  amount of dividend charged on a share – 0.265 roubles
- *preferred registered non-documentary type A shares*
  total amount of charged dividend – 163,241 thousand roubles;
  amount of dividend charged on a share – 0.652 roubles

2.8. Form of yield payment on Issuer's securities: *money*

2.9. Date, on which the obligation of yield payment on issuer's securities (dividend on shares) must be fulfilled, and if the obligation of yield payment on the securities must be fulfilled by the issuer within a certain time (period), – the date of expiry of such a period:
starting date of the period for the commitment of obligations of securities yield payment: *15.08.2006.*
completion date of the period for the commitment of obligations of securities yield payment: *15.12.2006.*

2.10. Total (aggregate) amount of dividend paid under the issuer's securities of certain category (type):

- *common registered non-documentary shares – 0 roubles;* - *preferred registered non-documentary type A shares – 0 roubles.*

3. Signature
3.1. General Manager ¬ __________________ V.A. Akulich 3.2. Date July 12, 2006 Official seal

NOTIFICATION
ON THE ESSENTIAL FACT
"DATA ON ACCRUED AND (OR) PAID YIELD UNDER ISSUER'S SECURITIES", "DATA ON THE TIMING OF ISSUER'S EXECUTION OF ITS COMMITMENTS TO SECURITIES HOLDERS"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

1.9. Code of the essential fact:	*0600119A05072006, 0900119A05072006*

2. Contents of the notification

2.1. Type, category, series and other identification characteristics of securities: *series 02 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care*

2.2. The state registration number of the securities issue and the date of registration by the state: *4-02-00119-A of 08.07.2003;*

2.3. Name of the registering authority that effected the state registration of the securities issue: *Federal Commission for the Securities Market of Russia*

2.4. Issuer's management body taking the decision on determining the interest rate yielded by Bonds: *the amount of this (eleventh) coupon yield under the 02 series Bonds of OJSC North-West Telecom has been determined by the Decision of the Board of Directors of OJSC NWT in compliance with the Decision on the Securities Issue approved by the Board of Directors of OJSC NWT on 10th June 2003;*

2.5. Date of taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by Bonds: *16.09.2005*

2.6. Date of making up the minutes of the meeting (session) of the Issuer's management body taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by the Issuer's Bonds: ***16.09.2005***

2.7. Total interest and (or) other income to be paid (which was to be paid) under the Issuer's series 02 Bonds in the eleventh coupon period: ***28,050,000 (twenty eight million fifty thousand) roubles***

interest and (or) other income to be paid (which was to be paid) per one of the Issuer's series 02 Bonds in the eleventh coupon period: *18 (eighteen) roubles 70 kop.*

2.8. Form of yield payment on Issuer's securities: *money*

2.9. Due date of income payment under the Issuer's securities (yield (interest) under the Bonds): *05.07.2006*

2.10. Total (aggregate) amount of interest and (or) other yield paid under the 02 series Bonds of the Issuer: *494,010,000 (four hundred ninety four million ten thousand) roubles*

2.11. Contents of the Issuer's commitment; amount of such commitment in monetary terms for money obligations or other commitment that can be expressed in monetary terms: *payment of the*

eleventh coupon yield under the Issuer's series 02 Bonds in the amount of 28,050,000 (twenty eight million fifty thousand) roubles.

2.12. Fact of Issuer's commitment execution or non-execution (default):

the commitments have been fully executed

2.13. In case of Issuer's default on an obligation, state the reason for such a default, and for a monetary liability that can be expressed in money terms, also state the amount of such a liability in money terms, to which it has not been fulfilled:

not applicable, the commitments have been fully executed

3. Signature
3.1. General Manager ¬ ___________________ V.A. Akulich
3.2. Date July 05, 2006 Official seal

NOTIFICATION ON THE DATA THAT MAY HAVE A SIGNIFICANT INFLUENCE ON THE VALUE OF THE SECURITIES OF A JOINT STOCK COMPANY "DISCLOSURE BY THE JOINT STOCK COMPANY OF FINANCIAL (ACCOUNTING) REPORTS PREPARED IN COMPLIANCE WITH INTERNATIONAL ACCOUNTING STANDARDS OR THE USA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES"

1.General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

2. Contents of the notification

2.1. Type of the Issuer's financial (accounting) reports (consolidated or those of a legal entity), prepared in compliance with the International Accounting Standards (IAS) or the USA Generally Accepted Accounting Principles (US GAAP), and the period under report for which the said financial (accounting) reports have been made up: *consolidated financial reports for the year ended 31st December 2005, with the Independent auditor's report*

2.2. Date of sending (presenting) by the Joint-Stock Company of financial (accounting) reports to the respective authority (organization) regulating the foreign securities market and/or other organizations in compliance with foreign law for the purpose of their disclosure among the unlimited circle of persons: *13.07.2006*

2.3. Financial accounting standards used to prepare the Issuer's financial (accounting) reports: *International Accounting Standards (IAS)*

2.4. Full official name of the auditing company: *Limited Liability Company "Ernst & Young Vneshaudit"*

2.5. Place of the auditing company's business: *3, Sadovnichesaya nab., building 1, Moscow, Russia, 115035*

2.6. Data on license for auditing:

- **Number:** *E003246*
- **Date of issue:** *17.01.03*
- **Validity period:** *17.01.08*
- **Authority issuing the license:** *RF Ministry of Finance*

2.7. Address of the Internet page used by the Issuer to disclose the said financial (accounting) reports and the final part of the auditor's report: *http://www.nwtelecom.ru/pubsas/test--C7740C6CCBAA11D5AE4B0050045260BB/lang--/index.html*

3. Signature

3.1. General Manager ____________________ V.A. Akulich

3.2. Date July 13, 2006 Official seal

NOTIFICATION
ON DATA THAT MAY HAVE SIGNIFICANT EFFECT ON THE VALUE OF ISSUER'S SECURITIES
INCLUDING ISSUER'S SECURITIES IN THE LIST OF THE SECURITIES PERMITTED FOR TRADING OF THE ORGANIZER OF TRADE IN THE SECURITIES MARKET AND TAKING ISSUER'S SECURITIES OFF THE SAID LIST

1.General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

2. Contents of the notification

2.1. Full official name (name) of the organizer of trade in the securities market *RTS Stock Exchange nonprofit partnership*

2.2. Form, category and type of Issuer's securities included in the list of the securities permitted for trading by the organizer of trade in the securities market:

- *series 02 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care (State registration No. of the issue: 4-02-00119-À)*
- *series 03 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care (State registration No. of the issue: 4-03-00119-A*

2.3. If Issuer's securities are admitted, in the course of their floatation, for trading held by the organizer of trade in the securities market – number of floated securities of the Issuer: *not applicable*

2.4. If Issuer's securities are admitted (have been admitted) for trading at the stock exchange – name of the quote list, in which Issuer's securities are included; and if Issuer's securities have been admitted for trading at the stock exchange without the listing procedure – data on this fact: *the said securities have been admitted for trading without the listing procedure*

2.5. Date of the Stock Exchange notification receiving: *July 10, 2006*

3. Signature

3.1. General Manager ____________________ V.A. Akulich

3.2. Date July 11, 2006 Official seal

Last modifed: 2006-08-02 18:43

31 July 2006 year. list :: 7.2006

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PRESS-RELEASE/JSC North-West Telecom has summed up its business performance results for the 1st half of 2006

JSC North-West Telecom has summed up its business performance results for the 1st half of 2006 under the Russian Accounting Standards. According to the financial and business activity results, the revenue amounted to RUR 9,693,182 thousand, including RUR 8,913,092 thousand on communications services. As for the same period of the previous year, the revenue fell by 1.4% and the revenue from communications services fell by 6.7%. The reduction in revenue and expenses of JSC NWT was caused mainly by the long-distance communications market liberalization.

At the same time, the revenue from new services rose by 70.6% as compared with the 1st half of 2005 to RUR 753,546 thousand. Such a considerable rise in revenue from new services was the result of NWT's policy aimed at diversifying revenue from communications services and increasing the share of revenue from highly profitable non-regulated services in the total revenue of the Company.

The expenses of JSC North-West Telecom reduced by 7.3% as compared with the 1st half of 2005 to RUR 6,929,505 thousand. The prime cost of the communications services sold was equal to RUR 6,521,215 thousand, which is 11.4% less than in the 1st half of 2005. It is noteworthy that the profit rate is growing and revenue are outpacing expenses as the latter reduced by 7.3% while the former decreased by only 1.4% as for the same period of the previous year.

In the 1st half of 2006, the EBITDA amounted to RUR 3,458,887.5 thousand, 18% up as compared with the 1st half of 2005. The EBITDA margin for the 1st half of 2006 was equal to 35.7%, evidencing a high efficiency of the Company business.

North-West Telecom's net income was RUR 1,348,834 thousand, 16.6% up as compared with the same period of the past year. The net incomet growth is an evidence of consolidation of the market standing of the Company, efficiency of the choice of aggressive marketing policy in promoting new services and measures for saving the Company's expenses.

The Balance Sheet and Profits and Lost Report of JSC "North-West Telecom" for the 1st half of 2006 are available at «Economic & Finance».

Balance sheets

- 2006 - 1st Half
  - Balance sheet
  - Profit and lost report

PRESS-RELEASE/Shares of JSC North-West Telecom Have Been Transferred to the Category of Non-Listed Securities of JSC RTS

Common and preferred shares of OJSC North-West Telecom (state registration No. 1-02-00119-A and 2-02-00119-A) have been transferred to the following section of the Securities List: " Non-Listed Securities Admitted to Circulation" of OJSC Stock Exchange Russian Trading System."

The decision has been taken by the Chairman of the Management Board of JSC RTS on 20th July 2006 on the basis of an application filed by OJSC North-West Telecom.

Before the decision was taken, the shares had been on the A2 List of JSC RTS.

The decision on transferring NWT's stock from the A2 List of JSC RTS to the List section " Non-Listed Securities Admitted to Circulation" is connected with the considerable decrease in the volume of NWT stock trading at the RTS stock exchange and with the aspiration of JSC North-West Telecom to concentrate its efforts on increasing the liquidity of its securities at the main trading venues (NP RTS and CJSC SE MICEX).

Common and preferred shares of JSC NWT are traded at NP RTS, JSC RTS and SE MICEX.

1st level ADR of JSC NWT are traded at the Frankfurt and Berlin stock exchanges and under the counter market of the USA.

One of the key tasks of JSC RTS is the development of the "second eshelon" shares stock-exchange market segment. JSC RTS is the first among Russia's and foreign stock-exchange venues specializing in arranging the trading in corporate securities of Russian issuers to start the development of liquidity for "second echelon" shares in the exchange segment of the stock market.

Last modifed: 2006-07-14 09:53

13 July 2006 year. list :: 7.2006

PRESS-RELEASE/North-West Telecom JSC Has Summed Up Its Operation Results for 2005 according to the International Financial Reporting Standards (IFRS)

North-West Telecom has summed up the results of its operation for the year 2005 according to the International Financial Reporting Standards (IFRS). Financial accounts and reports of JSC North-West Telecom were audited by the Ernst and Young auditing company.

According to IFRS the revenue for 2005 grew by 32.9 and amounted to RUR 20 541.9 million.

The main share in the revenue structure consisted of revenue from local telephone access, the growth of which amounted to 45.6% in 2005. The highest growth rate 59.4% was shown by the revenue from new services (Internet access, including broadband access and ISDN, intelligent network services, etc.), which ensured 5.3% of the revenue (against 4.4% in 2004).

The EBITDA increased by 41% for 2005 and amounted to RUR 5 608.7 million, EBITDA margin grew by 1.63 p.p. and amounted to 27.3%.

Net income according to the IFRS grew by 109.8% in 2005 to RUR 1 410.9 million.

For the first time in the history of Company the auditor opinion have been prepared without reservations. The main peculiarity of these reports was a full audit of own funds of JSC NWT, fixed assets (telecommunications equipment and networks) were appraised with the participation of American Appraisal Inc. Moreover in these report removed all reservations in connection with merged companies. North-West Telecom has been evaluating its pension obligations, inviting an independent actuary, for two years on end

As Vladimir Akulich, Chef Executive Officer, noted, «the North-West Telecom's statement for 2005 according to IFRS make it possible to appraise objectively the assets, liabilities and financial results of the Company's operation for all representatives of the investment community».

According to Ivan Rodionov, a member of the Board of Directors of JSC NWT, Chairman of the Audit Committee of the Board of Directors of JSC NWT, «we are especially proud that the reports show a fair appraisal of the value of JSC NWT's financial investment in the shares of the Telecominvest holding. The appraisal was carried out by Deloitte & Touche CIS. This is just the first step in a fair appraisal of all assets of the Company and in improving the financial transparency of OJSC NWT. We are planning to carry out a market appraisal of the real estate owned by the Company next year, which will improve the investment attractiveness of North-West Telecom and will prove our intentions in the field of enhancing Company's transparency».

The consolidated financial reports of JSC North-West Telecom according to the IFRS for 2005 and notes to them are published on JSC NWT's corporate site in the section «Economic and Finance»

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18.07.06. North-West Telecom's Financial Statement for the year 2005 according to IFRS

- 18.07.06. North-West Telecom's Financial Statement for the year 2005 according to IFRS

Economic and Finance

- Financial statement (according to International Accounting standards)

Last modifed: 2006-07-18 11:01

12 July 2006 year. list :: 7.2006

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PRESS-RELEASE/Decisions of the Annual General Shareholders Meeting of JSC North-West Telecom

On 30th June 2006, the annual general shareholders meeting of JSC North-West Telecom took place. The meeting was held in the form of joint attendance of the shareholders of the Company.

In compliance with the agenda of the meeting, the shareholders approved the annual report, the annual accounting and reporting, including the profit and loss report (profit and loss accounts) of the company, and distribution of the company's profit on the basis of the results of the fiscal year under report (2005).

The meeting of the shareholders of OJSC North-West Telecom took a decision to pay the dividend for the year 2005. The dividend will amount to 0.265 roubles per common share and 0.652 roubles per preferred share.* The dividend will be paid in the monetary form under common and preferred shares within the period from 15th August till 15th December 2006.

According to the voting results, the following members of the Board of Directors of OJSC North-West Telecom have been elected:

1. Vladimir Alexandrovich Akulich, Chief Excutive Officer, JSC North-West Telecom
2. Konstantin Vladimirovich Belyayev, Deputy General Manager, JSC Svyazinvest
3. Alexandr Alexandrovich Gogol, Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications
4. Alexandr Vyacheslavovich Ikonnikov, Chairperson, Supervisory Board of the Association of Independent Directors
5. Alexandr Nikolayevich Kiselyov, General Manager, JSC Svyazinvest
6. Dmitry Vladimirovich Levkovsky, Vice-President, Representative Office of NCH Advisors, Inc. in Moscow
7. Oleg Mikhaylovich Mikhaylov, Director, Information Support Department, JSC Svyazinvest
8. Irina Mikhailovna Ragozina, Director, Corporate Governance Department, JSC Svyazinvest
9. Ivan Ivanovich Rodionov, Managing Director, AIG-Brunswick
10. Lyubov Stepanovna Timoshenko, Director, Department of State Policy in the Field of Economic, Financial and Investment Activities, Ministry for Information Technologies and Communications of Russia
11. Valeriy Nikolaevich Yashin, representative of JSC Svyazinvest

The Auditing Committee has been elected with the following members:

1. Ruslan Kyarimovich Aksyaitov Deputy Chief Accountant, Head of the Division of the Accounting Department, JSC Svyazinvest
2. Yekaterina Sergeyevna Yerofteyeva, Deputy Director, Division Head of the Department of Economic and Rate Policy, JSC Svyazinvest
3. Sergey Ninelevich Kosarev, Deputy Director, Department of Telecommunications, JSC Svyazinvest
4. Sergey Vladimirovich Podosinov, Division Head, Internal Audit Department, JSC Svyazinvest
5. Ivan Vladimirovich Topol, Deputy Division Head, Department of Accounting, JSC Svyazinvest
6. Nataliya Petrovna Utina, Division Head, Department for Economic Planning and Budgeting, JSC Svyazinvest
7. Tamara Alexeyevna Chernikova, Division Head, Finance Department, JSC Svyazinvest

The decisions of the meeting have approved the company's auditor for 2006: Ernst and Young LLC, approved in a new version the Company's Articles of Association, Provisions on the Board of Directors of the Company, Provisions on the Auditing Committee of the Company, introduced amendments and additions to the Provisions on the General Meeting of Shareholders of the Company, and established the amount of remuneration for the members of the Board of Directors of OJSC North-West Telecom.

** The total amount of dividend pays for 2005 will be RUR 397 million, or 22% of Company's net income. The amount of pays per preferred share has increased by 39% and per common share by 7% as compared to the previous year.*

Last modifed: 2006-07-18 10:03

11 July 2006 year. list :: 7.2006 Search

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PRESS-RELEASE/Bonds of JSC North-West Telecom Have Been Admitted for Trading in NP RTS

The second and the third issue documentary bonds of JSC North-West Telecom payable to bearer (state registration No. 4-02-00119-A and 4-03-00119-A) have been admitted for trading in NP RTS. The codes of the second and the third issue bonds of JSC NWT in the RTS Trading System are SPTL02 and SPTL03 respectively.

The decision was taken by the President of NP RTS on 7th July 2006.

Until this moment, the second and the third issue documentary bonds of JSC North-West Telecom had been admitted for trading at MICEX and SPCEX currency exchanges.

The admission of JSC NWT's bonds for trading in NP RTS is in line with the actions of JSC NWT aimed at increasing the liquidity of the stock and bonds of the Company and will facilitate increasing the number of trading venues, where JSC NWT's bonds will be traded.

Bonds of the second issue of JSC NWT are series 02 documentary interest-bearing bonds payable to bearer, with obligatory centralized care. The state registration No. is 4-02-00119-A. The issue has been floated at MICEX (Moscow Interbank Currency Exchange) on 8th October 2003 and includes 1.5 million four-year securities with the face value of RUR 1,000.

Bonds of the third issue of JSC NWT are series 03 documentary interest-bearing bonds payable to bearer, with obligatory centralized care. The state registration No. is 4-03-00119-A, floated at SE MICEX on the 3rd of March 2005. The volume of the issue is 3RUR 3,000,000,000, there are 3 million bonds with the face value of 1RUR 1,000, the circulation period of the JSC NWT's bonds being 6 years with the right of early presentation of the bonds for redemption in 3 years.

6 July 2006 year.

PRESSS-RELEASE/Updated 2006 Budget of North-West Telecom Approved

On June 30, 2006 the NWT Board of Directors approved the Company's updated budget for 2006. The budget was updated due to the changes in the telecommunications market regulation, and due to the bids for universal communication services in Arkhangelsk Oblast and Kaliningrad Oblast won by NWT. (See the press release of 07.04.2006.)

As we know, the telecommunications market was liberalized as from January 1, 2006. Initially, the NWT budget for 2006 was approved by the Board of Directors before the new agreements signed by the Company with the long-distance operators Rostelecom JSC and MTT JSC, and before the Federal Telecommunications Service approved the compensation premium to the local and zonal cal initiation price. The updated budget improves the revenue forecast from RUR 18.6 billion to 18.8 billion, including a RUR 0.5 billion increase of earnings from call initiation and a reduction in earnings under the cooperation agreement with Rostelecom JSC by RUR 0.3 billion.

North-West Telecom increases the previously planned amount of the Company's investments by RUR 600 million to RUR 4.4 billion. Of these, RUR 500 million will be invested in universal communication services projects in Arkhangelsk Oblast and Kaliningrad Oblast, while RUR 100 million is allocated to enable users to select the time-rate system of payments for local connections, and to enable time-rate metering of connected operators' traffic in compliance with the requirements of the Federal Law on Communications.

The approved updated budget improves the EBITDA forecast from RUR 6.0 billion to 6.3 billion, with the net income forecast remaining unchanged at RUR 2.0 billion.

"The updated budget confirms the trend towards higher efficiency of North-West Telecom's operations, which has enabled an enhancement of the Company's annual investment program without affecting the financial stability performances", notes Venera Khusnutdinova, Chief financial officer of JSC North-West Telecom.

Last modifed: 2006-07-06 16:07

5 July 2006 year. list :: 7.2006 Search

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PRESS-RELEASE/The 11 Coupon Yield Under the Second Issue Bonds of JSC North-West Telecom Has Been Paid

On the 5th of July 2006 AKB Svyaz Bank, which acts as the Payment Agent for the series 02 bonds of JSC North-West Telecom, fully paid the 11 coupon yield under the bonds of the second issue of JSC NWT. The list of those authorized to get a coupon yield under the bonds was made up as of June 26th, 2006.

The rate of the 10th coupon is 7.5% per annum, RUR 18.7 having been charged on each bond.

The total amount allocated for the 110th coupon payment amounted to RUR 28.05 million.

Bonds of the second issue of OJSC NWT are series 02 documentary interest-bearing bonds payable to bearer, with obligatory centralized care. The state registration No. is 4-02-00119-A. The issue has been floated at MMVB (Moscow Interbank Currency Exchange) on 8th October 2003 and includes 1.5 million four-year securities with the face value of 1,000 roubles.

The rate of the first coupon was established at an auction to the amount of 14.2% per annum, the bond-equivalent yield for the two-year offer having been 14.46% per annum.

Payment of 16 quarterly coupons is provided for under the bonds.

Rates of the 1st-4th coupons: 14.2% per annum; (established at an auction during the floatation)

Rates of the 5th-8th coupons: 13.2% per annum; (established at an auction during the floatation)

Rates of the 9th-16th coupons: 7.5% (established by the Board of Directors).

Repayment of the bonds will be effected in three stages: on the 1092nd and 1274th days from the date of the floatation start the Company will pay 30% of the bond face value to each bond holder; on the 1456th day the remaining 40% of the bond face value will be paid to the bond holders.

Last modifed: 2006-07-07 10:42

5 July 2006 year. list :: 7.2006

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Corporate Governance

- Executive Board

PRESS-RELEASE/The new Composition of the Executive Board of JSC North-West Telecom

On 30 June 2006, the meeting of the Board of Directors of JSC North-West Telecom discussed the composition of the Executive Board and the term of office of its members.

Having considered the presented materials, the Board of Directors of JSC North-West Telecom decided to appoint the following as members of the company's Executive Board:

Chairman of the Executive Board:

- Vladimir A. Akulich – Chief executive Officer of JSC North-West Telecom

Members of the Executive Board:

- Elena V. Zabuzova – Director of the Budget and Economic Planning Department of JSC Svyazinvest;
- Oleg V. Popov – Deputy General Director, Commercial Director of JSC NWT;
- Yuri A. Pochekin – Regional Director of the Vologda Branch of JSC NWT;
- Oleg A. Semanov - Deputy General Director, Technical Director of JSC NWT;
- Maya M. Semchenko – Chief Accountant of JSC NWT;
- Irina V. Tambovskaya – Human resources officer of JSC NWT;
- Ella I. Tomilina – Corporate affairs officer of JSC NWT;
- Leonid Z. Tufrin – Chairman of the Coordination Council, Regional Director of the St Petersburg Branch of JSC NWT;
- Venera A. Khusnutdinova – Chief financial officer of JSC NWT;
- Grigory B. Chernyak - Deputy General Director for General Issuers of JSC NWT;
- Vladimir I. Shumeiko – First Deputy General Director of JSC NWT.

The Board of directors of JSC North-West Telecom set the Executive Board members' term of office at one year (until and including 30 June 2007).